Exhibit 99.1

ELBIT IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011

ELBIT IMAGING LTD.

CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Elbit Imaging Ltd.
Tel-Aviv, Israel

We have audited the accompanying consolidated balance sheets of Elbit Imaging Ltd. and its subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, statements of comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an associate accounted for by the equity method, the Company’s investments in which as of December 31, 2011 and 2010 amounted to NIS 16 million and NIS 21 million, respectively, and the Company's share in its losses amounted to NIS 6 million, NIS 4 million and NIS 4.9 million for each of the three years in the period ended December 31, 2011, respectively.  The financial statements of that associate were audited by other auditors, and our opinion, insofar as it relates to the amounts relating thereto, is based on the reports of the other auditors on the financial statements of the associate, which were furnished to us.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation.  We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Elbit Imaging Ltd. and its subsidiaries as of December 31, 2011 and 2010, and the consolidated results of their operations, other comprehensive income, and their cash flows for each of the three years in the period ended December 31, 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 23B, claims have been filed against Group companies for some of which petitions have been applied to certify as class actions suits.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel March 29, 2012

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

		December 31
		2 0 1 1	2 0 1 0	2 0 1 1
				Convenience translation (note 2D)
	Note	(in thousand NIS)		U.S.$'000

Current Assets
Cash and cash equivalents		602,292	1,040,797	157,627
Short-term deposits and investments	(4)	409,338	835,730	107,128
Trade accounts receivables	(5)	72,049	55,084	18,856
Other receivables	(6)	101,566	108,940	26,581
Prepayments and other assets	(7)	262,861	295,305	68,794
Inventories		48,043	44,643	12,573
Trading property	(8)	4,556,616	4,192,241	1,192,519
		6,052,765	6,572,740	1,584,078

Non-Current Assets
Deposits, loans and other long-term balances	(9)	380,077	645,842	99,470
Investments in associates	(10)	10,556	25,127	2,763
Property, plant and equipment	(12)	1,167,646	1,157,206	305,587
Investment property	(13)	2,672,571	2,232,322	699,443
Other assets and deferred expenses	(14)	13,037	21,160	3,412
Intangible assets	(15)	74,415	48,316	19,475
		4,318,302	4,129,973	1,130,150

		10,371,067	10,702,713	2,714,228

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

		December 31
		2 0 1 1	2 0 1 0	2 0 1 1
				Convenience translation (Note 2D)
	Note	(in thousand NIS)		U.S.$'000

Current Liabilities
Short-term credits	(16)	1,079,736	1,638,516	282,580
Borrowings relating to trading property	(16)	1,124,031	808,030	294,172
Suppliers and service providers		219,229	109,426	57,375
Payables and other credit balances	(17)	261,744	196,445	68,501
Other liabilities	(18)	157,144	126,590	41,126
		2,841,884	2,879,007	743,754
Liabilities related to discontinued operation	(29)	2,941	12,615	769
		2,844,825	2,891,622	744,523

Non-Current Liabilities
Borrowings	(19)	5,650,170	5,524,260	1,478,715
Other financial liabilities	(20)	215,752	75,532	56,465
Other liabilities	(21)	12,808	14,005	3,352
Deferred taxes	(22)	108,642	19,773	28,433
		5,987,372	5,633,570	1,566,965

Commitments, Contingencies, Liens and Collaterals	(23)

Shareholders' Equity	(24)
Share capital and share premium		902,870	882,625	236,292
Reserves		(605,132)	(448,696)	(158,370)
Retained earnings		230,413	495,332	60,302
Treasury stock		(168,521)	(168,521)	(44,104)
Attributable to equity holders of the Company		359,630	760,740	94,120
Non Controlling interest		1,179,240	1,416,781	308,620
		1,538,870	2,177,521	402,740

		10,371,067	10,702,713	2,714,228

Doron Moshe Chief Financial Officer	Dudi Machluf Co-CEO	Ran Shtarkman Co-CEO

Approved by the Board of Directors on:  March 29 , 2012

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENTS OF INCOME

		December 31
		2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1
					Convenience translation (Note 2D)
	Note	(in thousand NIS)			U.S.$'000
		(Except for per-share data)
Revenues and gains
Gain from bargain purchase		-	397,082	-	-
Gain from sale of real estate assets		-	198,777	-	-
Gain from changes of shareholding in investee	(26C)	15,450	-	31,106	4,044
Commercial centers	(26A)	115,270	102,895	85,466	30,167
Gain from fair value adjustment of investment property		100,818	40,226	3,423	26,386
Investment property rental income		254,806	122,462	-	66,686
Hotels operations and management	(26B)	286,548	403,822	396,736	74,993
Sale of medical systems		53,324	33,631	61,683	13,956
Sale of fashion merchandise and other		185,082	174,817	118,386	48,436
		1,011,298	1,473,712	696,800	264,668
Expenses and losses
Commercial centers	(26D)	159,626	156,745	169,253	41,776
Investment property expenses	(26E)	112,262	50,571	-	29,380
Hotels operations and management	(26F)	240,784	341,291	353,229	63,016
Cost and expenses of medical systems operation	(26G)	101,498	63,973	67,403	26,563
Cost of fashion merchandise and other	(26H)	211,743	197,574	134,142	55,416
Research and development expenses	(26I)	62,851	58,514	73,959	16,449
General and administrative expenses	(26J)	61,857	65,292	66,153	16,189
Share in losses of associates, net		7,568	8,275	14,039	1,980
Financial expenses	(26K)	257,371	364,030	283,546	67,358
Financial income	(26L)	(65,571)	(40,927)	(92,725)	(17,161)
Change in fair value of financial instruments measured at fair value through profit and loss	(26M)	(278,360)	49,666	70,702	(72,850)
Write-down, charges and other expenses, net	(26N)	309,885	84,664	260,225	81,099
		1,181,514	1,399,668	1,399,926	309,215

Profit (loss) before income taxes		(170,216)	74,044	(703,126)	(44,547)
Income tax expenses (tax benefit)	(22)	86,550	4,920	(35,571)	22,651

Profit (loss) from continuing operations		(256,766)	69,124	(667,555)	(67,198)
Profit from discontinued operation, net	(29)	9,737	4,401	16,550	2,548

Profit (loss) for the year		(247,029)	73,525	(651,005)	(64,650)

Attributable to:
Equity holders of the Company		(264,919)	61,998	(530,942)	(69,332)
Non-controlling interest		17,890	11,527	(120,063)	4,682
		(247,029)	73,525	(651,005)	(64,650)
Earnings (loss) per share - (in NIS)	(26O)
Basic earnings per share:
From continuing operation		(11.04)	2.28	(21.51)	(2.89)
From discontinued operation		0.39	0.17	0.65	0.1
		(10.65)	2.45	(20.86)	(2.79)
Diluted earnings per share:
From continuing operation		(11.05)	1.96	(21.53)	(2.89)
From discontinued operation		0.39	0.17	0.65	0.1
		(10.66)	2.13	(20.88)	(2.79)

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENTS OF INCOME

	December 31
	2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000

Profit (loss) for the year	(247,029)	73,525	(651,005)	(64,650)

Exchange differences arising from translation of foreign operations	41,726	(391,583)	92,319	10,920
Exchange differences attributable to realization of foreign operations	-	(34,291)	-	-
Gain (loss) from cash flow hedge	(41,577)	37,441	(1,752)	(10,881)
Gain (loss) from available for sale investments	(6,346)	(864)	9,383	(1,661)
Income tax expenses ( tax benefits) (see note 22)	(1,480)	24,093	(3,028)	(387)
	(7,677)	(365,204)	96,922	(2,009)

Comprehensive loss	(254,706)	(291,679)	(554,083)	(66,659)

Attributable to:
Equity holders of the Company	(264,454)	(128,992)	(464,132)	(69,210)
Non-controlling interest	9,748	(162,687)	(89,951)	2,551
	(254,706)	(291,679)	(554,083)	(66,659)

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the Company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)
Balance
January 1, 2009	38,032	815,291	(41,203)	43,840	(304,369)	960,620	1,512,211	(138,519)	1,373,692	1,064,091	2,437,783
Effect of change in accounting policy of measurement of investment property	-	-	-	-	-	7,456	7,456	-	7,456	5,805	13,261
Effect of change in accounting policy for classification of lease of land	-	-	-	-	-	(3,800)	(3,800)	-	(3,800)	-	(3,800)
As restarted	38,032	815,291	(41,203)	43,840	(304,369)	964,276	1,515,867	(138,519)	1,377,348	1,069,896	2,447,244
Profit (loss) for the year	-	-	-	-	-	(530,942)	(530,942)	-	(530,942)	(120,063)	(651,005)
Other Comprehensive income(loss)	-	-	4,745	-	62,065	-	66,810	-	66,810	30,112	96,922
Stock-based compensation expenses	-	-	-	13,957	-	-	13,957	-	13,957	36,622	50,579
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	5,993	5,993
Issuance of shares to the non-controlling interest by a subsidiary	-	-	-	-	-	-	-	-	-	71,940	71,940
Exercise of shares by employees	6	701	-	(707)	-	-	-	-	-	-	-
Equity component of convertible debentures	-	19,277	-	-	-	-	19,277	-	19,277	-	19,277
Purchase of the non-controlling interest	-	-	-	-	-	-	-	-	-	107,221	107,221

Balance - December 31, 2009	38,038	835,269	(36,458)	57,090	(242,304)	433,334	1,084,969	(138,519)	946,450	1,201,721	2,148,171

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)
Balance
- January 1, 2010	38,038	835,269	(36,458)	57,090	(242,304)	433,334	1,084,969	(138,519)	946,450	1,201,721	2,148,171
Profit for the year	-	-	-	-	-	61,998	61,998	-	61,998	11,527	73,525
Other Comprehensive income(loss)	-	-	38,699	-	(229,689)	-	(190,990)	-	(190,990)	(174,214)	(365,204)
Purchase of Company's shares by a subsidiary	-	-	-	-	-	-	-	(30,002)	(30,002)	-	(30,002)
Issuance of shares to non controlling interest of subsidiary	-	-	(36,145)	-	-	-	(36,145)	-	(36,145)	22,431	(13,714)
Purchase by non controlling interest	-	-	-	-	-	-	-	-	-	149,093	149,093
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	182,843	182,843
Exercise of shares by employees	13	2,473	-	(2,486)	-	-	-	-	-	-	-
Employee stocks expired	-	6,832	-	(6,832)	-	-	-	-	-	-	-
Stock-based compensation expenses	-	-	-	9,429	-	-	9,429	-	9,429	23,380	32,809
Balance - December 31, 2010	38,051	844,574	(33,904)	57,201	(471,993)	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	(in thousand NIS)

Balance
- January 1, 2011	38,051	844,574	(33,904)	57,201	(471,993)	495,332	929,261	(168,521)	760,740	1,416,781	2,177,521
Profit for the year	-	-	-	-	-	(264,919)	(264,919)	-	(264,919)	17,890	(247,029)
Comprehensive income (loss)	-	-	(42,411)	-	42,876	-	465	-	465	(8,142)	(7,677)
Dividend paid to the Non Controlling interest by a subsidiary	-	-	-	-	-	-	-	-	-	(56,529)	(56,529)
Purchase of unit holdings from non controlling interest by a subsidiary	-	-	(155,102)	-	-	-	(155,102)	-	(155,102)	(226,634)	(381,736)
issuance of shares to the non controlling interest by a subsidiary	-	-	7,741	-	-	-	7,741	-	7,741	(12,170)	(4,429)
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	11,766	11,766
Exercise of shares by employees	8	20,237	-	(20,245)	-	-	-	-	-	-	-
Stock-based compensation expenses	-	-	-	10,705	-	-	10,705	-	10,705	36,278	46,983
Balance - December 31, 2011	38,059	864,811	(223,676)	47,661	(429,117)	230,413	528,151	(168,521)	359,630	1,179,240	1,538,870

(*)   includes with non-controlling interest and hedging reserve.

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves(*)	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non Controlling interest	Total shareholders' equity
	Convenience translation (Note 2D), U.S.$'000

Balance
- January 1, 2011	9,958	221,035	(8,873)	14,970	(123,526)	129,634	243,198	(44,104)	199,094	370,788	569,882
Profit for the year	-	-	-	-	-	(69,332)	(69,332)	-	(69,332)	4,682	(64,650)
Comprehensive income (loss)	-	-	(11,099)	-	11,221	-	122	-	122	(2,131)	(2,009)
Dividend paid to the Non Controlling interest by a subsidiary	-	-	-	-	-	-	-	-	-	(14,794)	(14,794)
Purchase of unit holdings from non controlling interest by a subsidiary	-	-	(40,592)	-	-	-	(40,592)	-	(40,592)	(59,313)	(99,905)
issuance of shares to the non controlling interest by a subsidiary	-	-	2,026	-	-	-	2,026	-	2,026	(3,185)	(1,159)
Initially consolidated subsidiary	-	-	-	-	-	-	-	-	-	3,079	3,079
Exercise of shares by employees	2	5,296	-	(5,298)	-	-	-	-	-	-	-
Stock-based compensation expenses	-	-	-	2,802	-	-	2,802	-	2,802	9,494	12,296
Balance - December 31, 2011	9,960	226,331	(58,538)	12,474	(112,305)	60,302	138,224	(44,104)	94,120	308,620	402,740

(*)   includes with non-controlling interest and hedging reserve.

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31
	2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000

CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) for the year	(247,029)	73,525	(651,005)	(64,650)
Income tax expenses (tax benefit) recognized in profit and loss	86,550	4,920	(35,571)	22,651
Finance expenses (income) recognized in profit and loss	(86,561)	372,769	261,523	(22,653)
Income tax paid in cash	(2,864)	(161)	(3,698)	(750)
Discontinued operation	(9,737)	(4,403)	(16,551)	(2,548)
Depreciation and amortization (including impairment)	345,707	117,539	317,871	90,476
Investment in initially - consolidates subsidiaries (Appendix B)	-	-	(23,127)	-
Gain from fair value adjustment of investment property	(100,818)	(40,226)	-	(26,386)
Net gain arising from financial liability designated as fair value through profit and loss	(3,146)	-	-	(823)
Gain from bargain purchase	-	(397,082)	-	-
Loss (profit) from realization of investments in subsidiaries (Appendix C)	-	(198,777)	150	-
Share in losses of associates, net	7,568	8,277	14,039	1,980
Profit from realization of assets and liabilities	-	(5,528)	(681)	-
Stock based compensation expenses	46,983	32,734	36,719	12,295
Profit from change of shareholding in subsidiaries	-	-	(31,106)	-
Other	(18,165)	12,416	(413)	(4,754)
Trade accounts receivables	(14,198)	3,447	(9,123)	(3,716)
Receivables and other debit balances	(14,169)	61,901	66,721	(3,708)
Long-term receivables	-	609	(672)	-
Inventories	(3,287)	(2,400)	(7,298)	(860)
Trading property and payment on account	(403,624)	-	-	(105,633)
of trading property	-	(349,714)	(612,088)	-
Suppliers and service providers	106,503	(34,149)	(16,608)	27,873
Payables and other credit balances	69,397	9,716	(56,738)	18,164
Net cash used in continuing operations	(240,889)	(334,587)	(767,656)	(63,042)
Net cash provided by discontinued operating activities	-	-	13,325	-
Net cash used in operating activities	(240,889)	(334,587)	(754,331)	(63,042)

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31
	2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in initially-consolidated subsidiaries (Appendix D and E)	(2,197)	(140,206)	(1,252)	(575)
Purchase of property plant and equipment, investment property and other assets	(70,631)	(86,627)	(106,533)	(18,485)
Proceeds from realization of property plant and equipment	1,075	31,282	2,785	281
Proceeds from realization of investments in subsidiaries (Appendix C)	-	(21,349)	1,260	-
Investments in associates and other companies	(20,151)	(2,591)	(5,600)	(5,274)
Proceed from realization of long-term deposits and long-term loans	33,431	119,489	110,766	8,749
Investment in long-term deposits and long-term loans	43,856	(28,137)	(11,214)	11,478
Interest received in cash	65,375	57,250	91,223	17,109
Investments in debt security	-	(39,206)	-	-
Proceeds from repayment of debt security	-	47,207	-	-
Proceed from sell of available for sale marketable securities	45,051	50,576	20,822	11,790
Purchase of available for sale marketable securities	(46,325)	(108,692)	(45,351)	(12,124)
Short-term deposits and marketable securities, net	330,312	(182,942)	42,281	86,446
Net cash provided by (used in) investing activities	379,796	(303,946)	99,187	99,395

CASH FLOWS FROM FINANCING ACTIVITIES

Dividend paid to non-controlling interest	(56,772)	-	-	(14,858)
Repurchase of debentures and treasury stock	(202,439)	(30,002)	-	(52,981)
Interest paid in cash	(469,685)	(372,475)	(319,919)	(122,922)
Proceeds from long-term borrowings	1,409,498	1,606,746	709,286	368,882
Repayment of long-term borrowings	(1,410,127)	(1,209,449)	(341,672)	(369,047)
Proceeds from selling derivatives	222,543	45,834	71,706	58,242
Proceeds from transactions with non-controlling interests, net	(381,736)	121,218	116,148	(99,905)
Proceed from short-term credit	411,484	275,218	272,045	107,690
Repayment of short-term credit	(157,850)	(131,160)	(82,539)	(41,311)
Net cash provided by (used in) financing activities	(635,084)	305,930	425,055	(166,210)

Decrease in cash and cash equivalents	(496,177)	(332,603)	(230,089)	(129,857)
Cash and cash equivalents at the beginning of the year	1,040,797	1,508,301	1,690,433	272,389
Net effect on cash due to currency exchange rates changes	57,672	(134,901)	47,957	15,095

Cash and cash equivalents at the end of the year	602,292	1,040,797	1,508,301	157,627

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31
	2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000

Appendix A -
Non-cash transactions

Repayment of long-term loans in connection with realization of investment property by a receiver	-	122,338	-	-

Acquisition of property plant and equipment, investment property and other assets by credit	-	8,539	7,334	-

Settlement of convertible debentures in a subsidiary into share capital, by the minority	-	-	76,052	-

Appendix B -
Initially consolidated subsidiaries

Trading property	-	-	150,764	-
Working capital (excluding cash), net	-	-	19,010	-
Investment in associate	-	-	2,453	-
Short term loan	-	-	(132,337)	-
Long term liabilities	-	-	(10,770)	-
Minority interest	-	-	(5,993)	-

	-	-	23,127	-

Appendix C -
Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	-	90,387	204	-
Investment property	-	-	1,206	-
Property, plant equipment and other assets	-	(456,102)	-	-
Long term receivable	-	104,205	-	-
Long term liabilities	-	470,628	-	-
Foreign currency transaction	-	11,008	-	-
Profit (Loss)from realization of subsidiaries	-	(198,777)	(150)	-

	-	(21,349)	1,260	-

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS

	December 31
	2 0 1 1	2 0 1 0	2 0 0 9	2 0 1 1
				Convenience translation (Note 2D)
	(in thousand NIS)			U.S.$'000

Appendix D -
Initially consolidated subsidiaries

Working capital (excluding cash), net	(134)	(1,539)	-	(45)
Prepayment lease rights	-	-	1,253	-
Investment in investee company	(8,265)	-	-	(2,162)
Intangible asset	25,341	-	-	6,632
Property plant and equipment	-	77,223	517	-
Long term liabilities	-	(70,420)	-	-
Share Capital	-	(91)	-	-
Gain on disposal of interest in former associate	(2,736)	-	-	(709)
Non-controlling interest	(12,009)	-	(518)	(3,141)

	2,197	5,173	1,252	575

Appendix E -
Initially proportionately consolidated subsidiaries

Working capital:
Short term loans	-	(578,632)	-	-
Other	-	17,243	-	-
Long-term deposits	-	5,321	-	-
Property, plant equipment and other assets	-	3,098	-	-
Investment property	-	2,420,273	-	-
Long term liabilities	-	(1,152,345)	-	-
Non-controlling interest	-	(182,843)	-	-
Gain from bargain purchase	-	(397,082)	-	-
	-	135,033	-	-

The accompanying notes form an integral part of the financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -       GENERAL

A.
Elbit Imaging Ltd. ("the Company") was incorporated in Israel. The Company's registered office is at 2 Weitzman Street Tel Aviv, Israel. The Company's shares are registered for trade on the Tel Aviv Stock Exchange and in the United States on the NASDAQ Global Select Market.

B.	The Group engages, directly and through its investee companies, in Israel and abroad, mainly in the following areas:

•
Commercial and entertainment centers - initiation, construction, and sale of shopping and entertainment centers and other mixed-use  property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India. In certain circumstances and depending on market conditions, the Group operates and manages commercial and entertainment centers prior to their sale.

•
U.S Real property - Investment in commercial real property in the United States. For additional information with respect to these operations which commenced in June 2010, see Note 3. With respect to the selling of 47 assets in January 2012, see Note 31 C.

•	Hotels - hotels operation and management, primarily in major European cities.

•
Medical industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine.

•	Residential projects - initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India.

•	Fashion apparel - distribution and marketing of fashion apparel and accessories in Israel. With respect to the selling of GAP operation, see note 31A.

•
Other activities - (i) venture-capital investments; (ii) investments in hospitals and farm and dairy plants in India. The Company decided to suspend its investment activities in hospitals and farm and dairy plants in India, until the economy will be recovered sufficiently to resume such activities.

C.	Definitions:

The Company	-	Including Elscint

Elscint	-	A formerly 100% subsidiary of the Company, merged with the Company.

Group	-	The Company and its Investees

Investees	-	Subsidiaries, joint ventures and associates

PC	-	Plaza Centers N.V. Group, a material subsidiary (62.5%) operating in the field of commercial and entertainment centers.

Elbit Medical	-	Elbit Medical Technologies Ltd., a public Israeli company traded on the TASE, As for December 31, 2011, the Company holds 93.4% of Elbit Medical on a fully diluted basis.

InSightec Ltd.	-	A subsidiary (65.9%) operating in the field of development, manufacturing and marketing of medical treatment systems.

EPN Group	-	EPN GP, LLC, and EPN EDT Holdings II and their affiliates jointly ventures (45%), the Group's U.S. real estate investment funds.

EDT	-	EDT Retail Trust, a material subsidiary of EPN (100%) operating in commercial real property in the USA.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -        GENERAL (CONT.)

C.	Definitions: (cont.)

Parent Company	-	Europe Israel (M.M.S.) Ltd. ("EIL").

Europe Israel Group	-	Europe Israel (M.M.S.) Ltd and its investee companies.

Control Centers	-	Control Centers Ltd. - the controlling shareholder of EIL ("CC").

Control Centers Group	-	Control Centers and its investee companies.

Ultimate controlling party	-	The controlling shareholder of Control Centers, Mr. Mordechay Zisser, who through December 31, 2011 served as the Company's Executive President and as director.

Related parties	-	As defined in International Accounting Standard ("IAS") no. 24.

NOTE 2 -        SIGNIFICANT ACCOUNTING POLICIES

A.	Statement of compliance:

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB").

B.	Basis for preparation:

The consolidated financial statements have been prepared on the historical cost basis except for (i) certain property, plant and equipment which were measured at the transition date to IFRSs (January 1, 2006) at "deemed cost"; (ii) financial instruments which are measured at fair value; (iii) certain trading property measured at net realizable value (see note 2AF.(1)a.); (iv) certain property, plant and equipment measured at revocable amount (see note 2AF.(1)a.) and (v) investment property measured at fair value (see note 2AF (1)f.); . The principal accounting policies are set out below.

C.	Presentation of the income statements:

The Group operations are characterized by diverse activities. Accordingly, management believes that its income statements should be presented in the “Single - step form”. According to this form, all costs and expenses (including general and administrative and financial expenses) should be considered as continuously contributing to the generation of the overall revenues and gains. Management also believes that its operating expenses should be classified by function to: (i) those directly related to each revenue (including general and administrative expenses and selling and marketing expenses relating directly to each operation); and (ii) overhead expenses which serve the business as a whole and are to be determined as general and administrative expenses.

D.	Convenience translation:

The balance sheet as of December 31, 2011 and statement of income, statement of other comprehensive income, statement of changes in shareholders' equity and statement of cash flows for the year then ended have been translated into U.S. Dollar using the representative exchange rate as of that date ($1.0 = NIS 3.821). Such translation was made solely for the convenience of the U.S. readers. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars but only a convenience translation of reported NIS amounts into U.S. Dollar, unless otherwise indicated. The convenience translation supplementary financial data is unaudited and is not presented in accordance with IFRSs.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

E.	Operating cycle:

The Group's operating cycle in respect of operations relating to the construction of real estate projects designated for sale, which are classified as trading property is up to eight years Accordingly, assets and liabilities (including specific borrowings) directly related to the trading property operations are classified as current assets and liabilities. For other Group's operations it is assumed that the operating cycle is twelve months.

F.	Basis for consolidation:

(i)
The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company ("Subsidiaries"). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The results of subsidiaries acquired or disposed of during the reporting periods are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as the case may be. Where necessary, adjustments are made to the financial statements of subsidiaries to adjust their accounting policies with those of the Company. Material intra-group transactions, balances, income and expenses are fully eliminated on consolidation.

Losses attributable to non-controlling interest in excess of its share in the subsidiary’s equity are charged commencing January 1, 2010 to non-controlling interest in any case, while ignoring its obligations and ability to make additional investments in the subsidiary. Through December 31, 2009, losses attributable to non-controlling interest were allocated against the interests of the Group except to the extent that the non-controlling interest had a binding obligation (including by a way of loans to the subsidiary) and the non-controlling interest was capable of investing additional amounts to cover the losses of the subsidiary.

(ii)
Business combination -  goodwill is measured as the fair value of the consideration transferred (including the fair value of any previously-held equity interest in the acquiree) and the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

Non-controlling interests are measured on a transaction-by-transaction basis at fair value or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree (at fair value), at the acquisition date.

Transaction costs, other than those associated with the issue of debt or equity securities, that incur in connection with a business combination are expensed as incurred.

(iii)
Commencing January 1, 2010, transactions with non-controlling interest shareholders, in the context of which the Company retains control before and after the transaction, are treated as capital transactions.

Through December 31, 2009 the accounting treatment was as follows: (i) In cases whereby the Group acquired the non-controlling interest, the difference between the cost of acquisition and the non-controlling interest's book value acquired was recognized as goodwill. A negative difference was recognized as an income in the income statement; (ii) When the Group's interest in a subsidiary was reduced, without loss of control (either by sale or by issuance of shares by the subsidiary) the differences between the consideration received and the book value of the Group's investment sold was recognized in the income statements.

(iv)
Transactions in which the Group attained control through step acquisitions of an entity which do not meet the definition of a business combination, are accounted for based on the cost of the asset acquired at each step.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

G.	Interest in joint ventures:

A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is when the strategic financial and operating policy and decisions relating to the activities of the joint venture require the unanimous of the parties sharing control.

Jointly controlled entities are accounted for using the proportionate consolidation method using line by line basis. The financial statements of jointly controlled entities are included in the consolidated financial statements from the date that joint control commences through the date it ceases. Where necessary, adjustments are made to the financial statements of jointly controlled entities to adjust their accounting policies with those of the Company.

Material intra-group transactions, balances, income and expenses are eliminated in consolidation to the extent of the Group's interest in each joint venture.

H.	Investments in associates:

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policies of the associate, but is not control or joint control over those policies.

The results, assets and liabilities of associates are incorporated in the financial statements of the Company using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the net assets of the associate, less any impairment in the value of each individual investment.

Any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate at the date of acquisition is recognized as goodwill. The goodwill is included within the carrying amount of the investment and is assessed for impairment as part of the investment as a whole.

Where necessary, adjustments are made to the financial statements of associates to adjust their accounting policies with those of the Company.

I.	Foreign currency:

(i)	Foreign currency transactions

The financial statements of each individual entity of the Group are presented based on its functional currency. Transactions in currencies other than each individual entity's functional currency (foreign currency) are translated into that entity's functional currency based on the foreign exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the foreign exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the historical exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities carried at fair that are denominated at foreign currency are translated at the rates prevailing at the date when the fair value was determined.

Exchange rate differences as a result of the above are recognized in statement of income, except for: (i) exchange rate differences capitalized to qualified assets (see note 2AC.); (ii) exchange rate differences charged to foreign currency translation reserve (see (ii) below); and (iii) exchange rate differences on available for sale financial instruments (see note 2K.).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -        SIGNIFICANT ACCOUNTING POLICIES (CONT.)

I.	Foreign currency: (Cont.)

(ii)	Financial statements of foreign operations:

For the purpose of the consolidated financial statements, the assets and liabilities of foreign operations (the functional currency of each is the currency of the primary economic environment in which it operates) are translated to New Israeli Shekels ("NIS") which is the functional currency and the presentation currency of the Company, based on the foreign exchange rates prevailing at the balance sheet date. The revenues and expenses of foreign operations are translated to the functional currency of the Company based on exchange rates as at the date of each transaction or for sake of practicality using average exchange rates for the period. Goodwill and fair value adjustments arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at closing rates.

Foreign exchange rate differences arising from translation of foreign operations are recognized directly to foreign currency translation reserve within other comprehensive income.

Exchange rate differences attributable to (i) monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur, which form part of the net investment in a foreign operation; and (ii) borrowings used to hedge investments in foreign operations in the same currency, are also included in the foreign currency translation reserve.

Income taxes relating to such exchange rate differences are also included in the foreign currency translation reserve within shareholders’ equity.

On the disposal of a foreign operation (i.e. a disposal of the Group's entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, a disposal involving loss of joint control over a jointly controlled entity that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are re-attributed to non-controlling interests and are not recognized in profit or loss. For all other partial disposals (i.e. reductions in the Group's ownership interest in associates or jointly controlled entities that do not result in the Group losing significant influence or joint control), the proportionate share of the accumulated exchange differences is reclassified to profit or loss.

(iii)	Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	December 31
	2 0 1 1	2 0 1 0

U.S. Dollar ($)	3.821	3.549
EURO ( €)	4.938	4.738
British Pound (£)	5.892	5.493
Romanian New Lei (RON)	1.139	1.106
Indian Rupee (INR)	0.072	0.079

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2-       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

I.	Foreign currency: (cont.)

(iii)	(Cont.)

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	December 31
	2 0 1 1	2 0 1 0	2 0 0 9

U.S. Dollar ($)	8	(6)	(0.71)
EURO (€)	4	(13)	2.74
British Pound (£)	7	(10)	10.14
Romanian New Lei (RON)	3	(14)	(2)
Indian Rupee (INR)	(9)	2	7

J.	Cash and cash equivalents:

Cash equivalents include unrestricted readily convertible to a known amount of cash, maturity period of which, as at the date of investments therein, does not exceed three months.

K.	Financial assets:

Financial assets of the Group are classified into the following specified categories: (i) financial assets at fair value through profit or loss ("FVTPL") ;(ii) held to maturity investments ;(iii) available for sale ("AFS") financial assets; and (iv) loans and receivables. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are initially measured at fair value, plus transaction costs except for those financial assets classified as at fair value through profit or loss, for which, transaction costs are immediately recognized in profit and loss at initial recognition.

Financial assets at FVTPL

The Group's financial assets at this category consist of: (i) marketable securities held for trading (an identified portfolio of financial instruments that the Group manages together and has a recent actual pattern of short-term profit-taking); (ii) derivative that is not designated as a hedging instrument; and (iii) financial asset containing embedded derivatives which is entirely designated at FVTPL upon initial recognition. Financial assets at FVTPL are stated at fair value, with any gain or loss recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset. Fair value is determined in the manner described in note 30.

Held to maturity investments

The Group's investments in financial notes with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity are classified as held-to-maturity investments. Held-to-maturity investments are recorded at amortized cost using the effective interest method less impairment, with revenue recognized based on the effective interest rate.

Available for sale ("AFS") financial assets

Listed redeemable notes and shares held by the Group that are traded in an active market are classified as AFS and are stated at fair value. Fair value is determined in the manner described in note 30. Gains and losses arising from changes in fair value are recognized directly in the investments revaluation reserve within the other comprehensive income. Interest calculated using the effective interest method is recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in the investments revaluation reserve is included in profit or loss for the period.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

K.	Financial assets: (cont.)

Available for sale ("AFS") financial assets (Cont.)

The fair value of redeemable notes denominated in a foreign currency is determined in that foreign currency and translated to NIS at the closing rate at the balance sheet date. Exchange differences attributable to the amortized cost are recognized in profit or loss, and other changes are recognized in the revaluation reserve within the other comprehensive income.

Loans and receivables

The Group's financial assets at this category consist of trade receivables, deposits in banks, and financial institutions, loans, and other receivables that have fixed or determinable payments that are not quoted in an active market. Loans and receivables are measured at amortized cost using the effective interest method less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest is considered immaterial.

Impairment of financial assets

Financial assets, other than those at FVTPL, are examined for impairment at each balance sheet date. Financial assets are impaired where there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows from the assets have been impacted. For financial assets carried at amortized cost, the amount of the impairment is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. For AFS financial assets, the amount of impairment with respect to redeemable notes is the difference between the acquisition cost, net of any principal repayment and amortization and the current, fair value, less any impairment loss recognized previously in profit or loss.

The carrying amount of financial asset carried at amortized cost is reduced through the use of an allowance account. When a trade receivable is uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

If in a subsequent period, the amount of impairment with respect to financial instruments carried at amortized cost decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit and loss. In such cases, the impairment is reversed up to the amortized cost that would have been recorded had the impairment not been recognized. Changes in impairment provision attributable to application of the effective interest method are reflected as component of interest income. If, in a subsequent period, the fair value of an impaired AFS debt security increases and the increases can be related objectively to an event occurring after the impairment loss was recognized in profit or loss, then the impairment loss is reversed, with the amount of the reversal recognized in profit or loss. However, any subsequent recovery in the fair value of an impaired AFS equity security is recognized in other comprehensive income.

L.	Inventories:

Inventories are stated at the lower of cost and net realizable value. Costs, including attributable fixed and variable overhead expenses, are assigned to inventories using the method most appropriate to the particular class of inventory. Net realizable value represents the estimated selling price for inventories less all estimated costs to completion and costs necessary to execute the sale. The cost of inventories is determined using the following methods:

•	Hotel inventory and fashion merchandise - by the "first-in, first-out" method;
•
Image guided treatment inventories -raw materials on the basis of moving average cost per unit; finished products on the basis of standard cost, which approximates actual production cost (materials, labor and indirect manufacturing costs).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

M.	Trading property and prepayment:

Real estate properties for future sale (inventory) are classified as trading properties and are stated at the lower of cost and net realizable value. Net realizable value for trading property under construction or development is the estimated selling price in the ordinary course of business less the estimated costs to completion and the estimated costs necessary to execute the sale, whereby all such items are taken undiscounted. Net realizable value for operating trading property is the estimated selling price in the ordinary course of business less estimated costs necessary to execute the sale costs of trading properties include costs directly associated with their purchase (including payments for the acquisitions of leasehold rights, borrowing cost, wages and stock-based compensation expenses) and all subsequent direct expenditures for the development and construction of such properties. Advance payments on account of trading property are recorded at their cost price and classified as trading property only after the purchase.

As for borrowing costs capitalized to trading property - see note 2AC.

As for write down of trading property - see note 2AF (1)a.

As for the operating cycle of trading property - see note 2E.

Cost of trading property is determined mainly on the basis of specific identification of their individual costs (other than non-specific borrowing costs capitalized to the cost of trading property).

N.	Property plant and equipment:

(i)
Property plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Government grants have been deducted from cost of assets for which they have been granted. Cost of land and building include direct construction and supervision costs incurred in the construction period as well as borrowing costs capitalized in accordance with the Group's accounting policy described in note 2AC. Improvements and renovations are charged to cost of assets. Maintenance and repair costs are charged to the statement of income as incurred.

(ii)
Depreciation is calculated by the straight-line method over the assets estimated useful lives. Leasehold improvements are amortized over the estimated useful period of use not exceeding the lease period (including the period of renewal options that the Group intends to exercise).

Annual depreciation rates are as follows:

%

Freehold land	0
Lease hold land	2
Hotels	1-4
Other buildings	2.0 - 2.5
Building operating systems	7.0 (average)
Others (*)	6.0 - 33.0

(*)	Consists mainly motor vehicles, office furniture and equipment, machinery and equipment, electronic equipment, computers and peripheral equipment.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

O.	Investment property:

Investment property is real estate (land or a building or both) held by the Group in order to earn rental income or for capital appreciation or both, rather than use for administrative purposes or sale in the ordinary course of business (hereafter: “investment property”). The Group includes in the framework of investment property, among others, real estate of the following category:

•
Land acquired with no defined and final designation. When the final use of a land is determined and it is evidenced by commencement of activities to get it ready for its intended use, the Group transfers the relevant part of the investment in the land to investment property and/or property plant and equipment and/or to trading property as the case may be.

Investment property is initially recognized at acquisition cost, which includes the direct transaction costs, such as fees of legal and economic advisors and purchase taxes. In periods subsequent to initial recognition, investment property is measured at fair value. Gains or losses derived from adjustments of fair value of the investment property are recorded in the statement of income of the period in which they occur.

The costs of realizing investment property are charged to the statement of income as of the date on which the property is sold. The difference between the consideration received from the realization of the investment property and the fair value as included in the latest financial statements (including interim financial statements) is recorded as of the date of closing the transaction to the statement of income and is presented as gain or loss from realization of investment property. The direct costs of realizing the investment property are offset from this gain or loss.

Determination of fair value of investment property

The fair value of investment property is the price at which the property could be exchanged between knowledgeable, willing parties in an arm's length transaction. A "willing seller" is neither a forced seller nor one prepared to sell at a price not considered reasonable in the current market. The fair value is determined regardless of transaction costs, which might be incurred at the time of sale or realization of the investment property.

See more information in AF (1) f below.

P.	Lease:

Lease payments under finance lease are apportioned between finance expenses and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance expenses are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Group's general policy on borrowing costs (see AC below). Contingent rentals are recognized as expenses in the periods in which they are incurred (see also paragraph N).

Operating lease payments (including prepaid leasehold rights) are recognized as an expense on a straight-line basis over the lease term (including the period of renewal options that the Group intends to exercise).

Q.	Other assets and deferred expenses:

Costs relating to initiation of real estate projects - such costs incurred (prior to finalization of an investment transaction or land acquisition) are capitalized as incurred, as long as the investment or a property acquisition transaction is probable. Said costs are charged to the cost of the investment or the real estate project upon the execution of the investment or the acquisition. Under circumstances in which the execution of investment or transaction is not probable or the expected economic benefit is doubtful, these costs are charged to the statement of income.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

R.	Goodwill and intangible asset:

Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment charges. Goodwill is not systematically amortized but rather is subject to impairment tests. For the purpose of impairment testing, goodwill is allocated to each of the Group’s cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill has been allocated are tested for impairment annually, (as at December 31) or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset of the unit. An impairment loss recognized for goodwill is not reversed in a subsequent periods. On disposal of a subsidiary, the attributable goodwill is included in the determination of the profit or loss on disposal. The Group’s policy for goodwill arising on the acquisition of an associate is described in note 2H.

Intangible assets with finite useful lives are carried at cost less accumulated amortisation and accumulated impairment losses. Amortisation is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortisation method are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

S.	Income taxes:

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current taxes

Tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are non taxable or deductible for tax purposes. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as of the balance sheet date.

Deferred taxes

Deferred taxes are calculated in respect of all temporary differences, including (i) differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit; (ii) differences between the fair value of identifiable assets and liabilities of subsidiaries upon a business combination, and their value for tax purposes; and  (iii) tax losses and deductions that may be carried forward for future years or carried backwards for previous years.

Deferred taxes are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The calculation of tax liabilities does not include taxes that would have arisen in the event of a realization of investments in certain investee companies or upon receiving their retained earnings as dividends, since it is management's policy not to realize these investees nor to declare dividend out of their retained earnings, or other form of profit distributions, in the foreseeable future, in a manner which entails additional substantial tax burden on the Group. For certain other Group's investee companies, which management’s intention is to realize or to distribute their retained earnings as taxable dividend, tax liabilities (current and deferred) are recorded.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (CONT.)

S.	Income taxes: (cont.)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates and laws that have been enacted or substantively enacted as of the balance sheet date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax asset is recorded to the extent that it is probable that it would be realized against future taxable profits. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered in the future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred taxes are recognized as an expense or income in profit or loss, except (i) when they relate to items credited or debited directly to equity or in other comprehensive income, in which case the tax effect is also recognized directly in equity or in other comprehensive income; or (ii) where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of the acquirer’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over cost.

T.	Impairment of tangible and intangible assets (excluding goodwill and including investments in associates):

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit the asset is part of.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market estimations of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the estimated recoverable amount of an asset (or cash-generating unit) is lower than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit and loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, which is no higher than the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior periods. A reversal of an impairment loss is recognized immediately in profit and loss.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Financial liabilities and equity instruments issued by the Group:

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments are recorded at the proceeds received, net of direct issuance costs.

Treasury stocks

Company's shares held by the Group (“dormant shares"), are presented at cost and deducted from shareholders equity of the Company according to the "treasury stock" method. The sale of treasury stock or the issuance of Company’s shares to third parties are recorded based on the fair value of the assets or cash received in consideration thereof or the fair market value of shares issued, as applicable. Income taxes resulting from sale of treasury stock (if any) are charged directly to the shareholders' equity .No gain or loss is recognized on the purchase, sale or issuance of treasury shares.

Convertible debentures

The components of convertible debentures are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issuance, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability at an amortized cost basis until conversion or the financial instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the convertible debentures as a whole. This component is recognized and included in equity and is not subsequently re-measured.

Costs of issuance of convertible debentures are allocated to each component based on their fair value.

Financial liabilities

Financial liabilities of the Group are classified as either financial liabilities at fair value through profit and loss ("FVTPL") or other financial liabilities.

(i)	Financial liabilities at FVTPL
Financial liabilities of the Group at this category consist of derivatives that are not designated or effective as hedging instruments and financial liabilities designated at initial recognition to FVTPL if such designation at that date eliminates or significantly reduces a measurement of recognition inconsistency that would otherwise arise ("accounting mismatch"). The designation is not revoked even if the instrument giving rise to an accounting mismatch is derecognized. This category includes mainly debentures issued by a subsidiary under terms described in note 19 F1 Fair value is determined in the manner described in note 30.

Financial liabilities at FVTPL are stated at fair value as of the balance sheet date, with any gain or loss from change in the fair value recognized in profit and loss.

(ii)	Other financial liabilities
Other financial liabilities of the Group consist of short-term credits, current maturities of long-term borrowing suppliers and service providers, borrowings and other payables, which are initially measured at fair value, net of transaction costs.  Other financial liabilities are subsequently measured at amortized cost using the effective interest method, unless recognition of interest is immaterial.

The Company has Consumer Price Index ("CPI")-linked financial liabilities that are not measured at fair value through profit or loss. For these liabilities, the Company determines the effective interest rate as a real rate plus linkage differences according to the actual changes in the CPI through each balance sheet date. Rate of increase in the Israeli CPI in 2011 was 2.5% (2010- increase of 2.3%; 2009 - increase of 3.9%).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

V.	Derivative financial instruments and hedge accounting:

The Group enters into a variety of derivative financial instruments, some of which are intended to mitigate its exposure to interest rate and foreign exchange rate risks, including interest rate swaps and cross currency swaps and others which are embedded derivatives (see below). Further details of derivative financial instruments are disclosed in note 30.

Derivatives are initially recognized at fair value at the date the derivative contract is entered into and are subsequently re-measured to their fair value at each balance sheet date. The resulting gain or loss from a derivative is immediately recognized in profit and loss unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. The Group designates certain derivatives as cash flow hedges. A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the derivative is more than 12 months and as a current asset or a current liability if the remaining maturity of the derivative is less than 12 months.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not measured at FVTPL.

Hedge accounting

The Group designates certain hedging instruments, which include derivatives in respect of exposure to interest and non-derivatives (borrowings) in respect of foreign currency risk, at either cash flow hedges and interest or hedges of net investments in foreign operations. At the inception of the hedge relationship the Group documents the relationships between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, the Group documents whether the hedging instrument used in a hedging relationship is highly effective in offsetting changes foreign currency or cash flows of the hedged item. Movements in the hedging reserve in equity are detailed in the statement of other comprehensive income ("OCI").

▪	Cash flow hedge

The effective portion of changes in the fair value of derivatives is deferred in OCI. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Amounts deferred in OCI are recycled in profit or loss in the periods when the hedged item is recognized in profit or loss. Hedge accounting is discontinued when the Group revokes the hedging relationship, the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any cumulative gain or loss deferred in OCI at that time remains in OCI and is recognized in profit or loss when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was deferred in OCI is recognized immediately in profit or loss.

▪	Hedges of net investments in foreign operations

The Group designated the changes in the spot rates of non-derivative financial instruments (Borrowing) as hedging investments of net investments in foreign operations. Hedges of net investments in foreign operations relating to the effective portion of the hedge are recognized in OCI in the foreign currency translation reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss. Gains or losses deferred in the foreign currency translation reserve are recognized in profit and loss on disposal of the foreign operation.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

W.	Provisions:

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is more likely than not (probable) that the Group will be required to settle the obligation, and a reliable estimate can be measured with respect to the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation as of the balance sheet date, taking into account the risks and uncertainties associated with the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the result of the discounted expected cash flows, as long as the effect of discounting is material. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

X.	Grants from the Office of Chief Scientist ("OCS"):

Government grants are recognized when reasonable assurance exists about the receipt of the same, and about the Group complying with all the related terms and conditions. Grants received from the OCS for research and development, which the Group is required, under certain conditions, to repay with interest through the payment of royalties to the State of Israel, which are subject to future revenues derived from the sale of products underlying the financed research and development activities, are recognized as a financial liability on the date of their receipt, unless reasonable assurance exists in the opinion of the management of the Group that the grants, in part or in whole, will not be repaid.

The liability associated with government grants is measured at fair value on the date of its initial recognition, based on the present value of the cash flows expected to repay the grants, discounted at a rate reflecting the level of risk of the specific research and development project. The difference between the government grant received and its fair value on the date of its receipt is charged to the statement of income and deducted from research and development expenses. Amounts paid as royalties are recognized as settlement of the government grants liability. At subsequent periods, government grant liabilities are measured at fair value, whereby changes in fair value (those derived from updating the estimated cash flows expected to repay the grants received, as well as those derived from updating the interest rate used for discounting that expected cash flows) are charged to the statement of income.

In the event that reasonable assurance exists that government grants shall not be repaid, in whole or in part, as detailed in the preceding paragraph, the grants are recognized to statement of income on the date on which the Group is entitled thereto, and off-set from research and development expenses.

Y.	Retirement benefit costs:

Contributions to defined contribution retirement benefit plans are recognized as expense when employees have rendered service entitling them to the contributions. For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognized immediately in the statement of income. The retirement benefit liability in the balance sheet represents the present value of the defined benefit less the fair value of plan assets.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Z.	Share-based payments:

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instrument at the grant date. The Fair value is measured using the Black and Scholes ("B&S") model except for capped-Stock Appreciation Rights ("SAR") for which the Group is using the binomial model. The expected life used in the B&S model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioral considerations. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis for each award over the vesting period, based on the Group’s estimate of shares that will eventually vest. Equity-settled share-based payment transactions with other parties are measured at the fair value of the goods and services received, except where the fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the Group obtains the goods or the counterparty renders the service.

Modifications to share-based transaction arrangements are recognized if the effects of modifications increase the total fair value of the share-based payment transaction or are otherwise beneficial to the employee. The incremental fair value granted is the difference between the fair value of the modified equity instrument and that of the original equity instrument, both estimated as at the date of the modification. If the modification occurs during the vesting period, the incremental fair value granted is recognized for services received over the period from the modification date until the date when the modified equity instruments vest, in addition to the amount based on the grant date fair value of the original equity instruments, which is recognized over the remainder of the original vesting period. If the modification occurs after vesting date, the incremental fair value granted is recognized immediately, unless additional vesting is required.

In some cases the grant date is determined following certain organ approvals and after the employees begun rending services to the Group ("Commencement Date").In these cases the Group estimates the fair value at the end of each reporting period and recognizes it as services are received during the period between Commencement Date and grant date. Once the grant date is established, the Group revises the earlier estimates so that the amounts recognized for service already received are based on grant date fair value.

The exercise price does not need to be known before grant date can be establish. An understanding of how this price is determined is sufficient.

Share based payment transactions in which the terms of the arrangement provide the counterparty with the choice of whether the transaction will be settled in cash (or other assets) or by issuing equity instrument, are measured at the fair value of the liability.  The Group re-measures the fair value of the liability at each balance sheet date and at the date of settlement, with any changes in the fair value recognized in profit or loss for the period.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	Revenue recognition:

(i)
General - The Group recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and specifics of each arrangement.

Revenues from commercial centers and investment property rental income - Revenues from leasing of property and management fees, as well as revenues relating to the operations of commercial and entertainment centers are measured at the fair value of the consideration received or receivable.

Lease incentives granted are recognized as an integral part of the total rental income, over the term of the lease.

The leases generally provide for rent escalations throughout the lease term. For these leases, the revenue is recognized on a straight line basis so as to produce a constant periodic rent over the term of the lease. Accordingly, accrued rental revenue recognized on a straight line basis, represents unbilled rent receivables that the Group will receive only if the tenant makes all rent payments required through the expiration of the initial term of the lease.

The leases may also provide for contingent rent based on a percentage of the lessee’s gross sales or contingent rent indexed to further increases in the Consumer Price Index (CPI). For contingent rentals that are based on a percentage of the lessee’s gross sales, the Group recognizes contingent rental revenue when the change in the factor on which the contingent lease payment is based actually occurs. Rental revenues for lease escalations indexed to future increases in the CPI are recognized only after the changes in the index have occurred.

(ii)	Revenues from hotel operations are recognized upon performance of service.

(iii)	Revenues on sales of real estate assets (including hotels), property, plant and equipment and trading properties are recognized when all the following conditions are satisfied:

a.	the Group has transferred to the buyer the significant risks and rewards of ownership of the asset sold;

b.	the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the asset sold;

c.	the amount of revenue can be measured reliably;

d.
it is probable that the economic benefits associated with the transaction will flow to the Group (including the fact that the buyer's initial and continuing investment is adequate to demonstrate commitment to pay);

e	the costs incurred or to be incurred in respect of the transaction can be measured reliably; and

f.	there are no significant acts that the Group is obliged to complete according to the sale agreement.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	Revenue recognition: (Cont.)

(iii)	(Cont.)

For the Group, these conditions are usually fulfilled upon the closing of a binding sale contract.

For sale transactions with some degree of continuing involvement assuming all the above criteria are met (for example, in a form of a guarantee to the buyer), revenue recognized at the date of sale is reduced by the estimated exposure to loss measured at fair value related to the continuing involvement.

In circumstances where the terms of the transaction provide for the Group to receive additional consideration which is contingent upon fulfillment of certain conditions without risk of loss, and the transaction otherwise qualifies for profit recognition, the contingent future profits are recognized when the contingency is resolved.

In cases in which revenues from sale of real estate assets are recognized, the Group includes in the financial statements provisions for expenses for further work to be provided on real estate assets (mainly with respect to commercial centers their construction is completed).

(iv)	Revenues from sale of medical products and rendering services are recognized when all the following conditions have been satisfied:

a.	persuasive evidence of an arrangement exists;

b.	delivery has occurred, or services have been rendered;

c.	the amount of revenue can be measured reliably; and

d.	it is probable that the economic benefits associated with the transaction will flow to the Group.

For sale arrangements which include multiple deliverables such as system sales, installation at the customer's site and technical support services, the revenue is recognized by allocating the consideration to the deliverables. A deliverable is considered a separate accounting unit in case the customer earns benefits from that deliverable regardless of the delivery of the other deliverables included in the transaction. The Group allocates consideration to each deliverable by using objective evidence of selling price for each deliverable at the date of transaction. In the absence of objective evidence, the Group uses its own assumptions of the estimated selling price, which is the price that the Group would charge in case that product or service were sold separately. Consideration allocated to each deliverable is recorded as revenues when all the above mentioned revenue recognition criteria are satisfied.

The price of technical support services provided under a multiple deliverables arrangement is determined based on renewals of annual contracts. The Group generally uses objective evidence of fair value to allocate the selling price, while the Group's own assumptions of the estimated selling price of the services are used only in limited cases.

Products are generally considered delivered when all significant risks and rewards associated with the ownership over the products were transferred to the customer and the Group is no longer involved in the continuing management. In general, the delivery date is the date on which ownership was transferred.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AA.	Revenue recognition: (Cont.)

(iv)	(Cont.)

In cases in which an acceptance of the system by the customer is required, revenue is deferred until all acceptance criteria have been met. Revenue from technical support services is deferred and recognized ratably over the period during which the services are to be performed (typically one to three years). The Group's arrangements generally do not include any provisions for cancellation, termination, or refunds that would significantly impact recognized revenue.

In arrangements in which sales to end customers are made by a distributor, who is considered as agent or mediator of the Group, and the Group bears the risks and rewards associated with the transaction, revenues are recorded upon the sale to the end-customer in an amount equal to the end customer purchase price (gross basis), while entitled commissions to the distributor are included in selling and marketing expenses.

In arrangements in which the distributor bears the risks and awards associated with the transaction the distributor is considered as the end-customer, and accordingly revenues are recorded upon the sale to the distributor in an amount equal to distributor purchase price, while entitled commissions to the distributor are characterized as a reduction from revenues (net basis).

(v)	Revenues from the sale of goods in the retail industry are recognized upon delivery.

AB.	Research and development costs:

Research costs are charged to the statement of income, as incurred. Development costs are recognized as an asset when it is probable that the expected future economic benefits associated with them will flow to the Group and they can be reliably measured. Otherwise, such costs are charged to the statement of income as incurred. The Group has expensed all research and development costs.

AC.	Capitalization of borrowing costs:

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized to the cost of those assets. A qualifying asset is an asset that necessarily takes a substantial period of time to get it ready for its intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Non-specific borrowing costs are capitalized to qualified assets not financed by specific borrowing, by using a rate constituting a weighted average of the costs in respect of the Group's borrowings not specifically capitalized. All other borrowing costs are recognized in profit or loss in the period in which they are incurred. Borrowing costs qualified for capitalization include mainly: Interest expenses (including consumer price index linkage), amortization of cost of raising debt and foreign exchange on borrowing to the extent that they are considered as an adjustment to interest costs. The borrowing costs eligible for capitalization also include the net cash cost of swap and IRS transactions which are measured at FVTPL and which are related to a debenture measured also at FVTPL

Capitalization of borrowing costs to qualifying assets commences when the Group started the activities for the preparation of the asset for its intended use or sale and continues, generally until the completion of all the activities necessary to prepare the asset for its designated use or sale. In certain cases, where the efforts to develop a project are significantly diminished due to inter-alia lack of external finance, or ongoing difficulties in obtaining permits, the Company suspends the capitalization of borrowing costs to the relevant project.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2-        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AD.	Earnings (loss) per share:

Basic earnings (loss) per share are computed with regard to income or loss attributable to the Company's ordinary shareholders, and is calculated for income (loss) from continuing operations attributable to the ordinary shareholders of the Company. Basic earnings per share is computed by dividing income (loss) attributable to holders of ordinary shares of the Company, by the weighted average number of the outstanding ordinary shares during the period. In the computation of diluted earnings per share, the Company adjusts its income (loss) attributable to its ordinary shareholders for its share in income (loss) of investees by multiplying their diluted earnings per share by the Company's interest in the investees including its holding in dilutive potential ordinary shares of the investees. In addition, the Company adjusts the weighted average outstanding ordinary shares for the effects of all the dilutive potential ordinary shares of the Company.

AE.	Statement of cash flows:

Interest and dividend received from deposits and investments are included as cash flow from investing activities. Dividend paid to the Company's shareholders, interest paid on the Group's borrowings (including interest capitalized to qualifying assets) and cash flows arising from changes in ownership interests in a subsidiary that do not result in a loss of control are included as cash flow from financing activities.

AF.	Critical judgment in applying accounting policies and use of estimates:

In the application of the Group’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. In addition, in the process of applying the Group's accounting policies, management makes various judgments, apart from those involving estimations, that can significantly affect the amounts recognized in the financial statements.

The followings are the critical judgments and key sources of estimation uncertainty, that management has made in the process of applying the Group’s accounting policies and that have the most significant effect on the amounts recognized in these financial statements.

(1)	Use of estimates

a.	Impairment/write down of real estate properties

The recognition of an impairment/ write down to the Group's real estate assets is subject to a considerable degree of estimates, the results of which, when applied under different principles, conditions and assumptions, are likely to result in materially different amounts and could have a material adverse effect on the Group's consolidated financial statements.

For the Group's property plant and equipment (mainly hotels), the Group evaluates the existence of any decline, and hence, the need for an impairment loss on its real estate assets (operating or under construction), when indicators of impairment are present. Such evaluation is based, on the higher of (i) estimated selling price in the open market or (ii) the estimated value-in-use, based on discounted operational cash flows (before interest and income tax charges), expected to be generated by those assets (“Recoverable Amounts”).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates: (Cont.)

(1)	Use of estimates (Cont.)

a.	Impairment/write down of real estate properties (Cont.)

For the Group trading property (commercial centers designated for sale and residential), such evaluation is based on the estimated selling price in the ordinary course of business less all estimated costs of completion and cost necessary to make the sale ("Net Realizable Value") (see note 8 H). Estimations of the Recoverable Amount and/or Net Realizable Value involve, in general, critical estimation and takes into account special assumptions in the valuations, many of which are difficult to predict, in respect of the future operational cash flows expected to be generated from the real-estate asset and the yield rate which will be applied for each real estate asset. Actual results could be significantly different than the estimates and could have a material effect on the financial results

Determination of the operational cash flow expected to be generated from the real estate asset is based on reasonable and supportable assumptions as well as on historical results adjusted to reflect the Group's best estimate of future market and economic conditions that management believes will exist during the remaining useful life of the assets. Such determination is subject to significant uncertainties. In preparing these projections, the Group takes assumptions the major of which relate to market share of the real estate asset, benchmark operating figures such as occupancy rates and average room rate (in respect of hotels) rental and management fees rates (in respect of shopping and entertainment centers), selling price of apartments (in respect of residential units), time period to complete the real estate assets under construction, costs to complete the establishment of the real estate asset, expected operational expenses and others. In addition the process of construction is long, and subject to authorization from local authorities. It may occur that building permits will expire and will cause the Company additional preparations and costs, and can cause construction to be delayed or abandoned

The yield rate reflects economic environment risks, current market assessments regarding the time value of money, industry risks as a whole and risks specific to each asset, and it also reflects the return that investors would require if they were to choose an investment that would generate cash flows of amounts, timing and risk profile equivalent to those that the Group expects to derive from the assets. Such rate is generally estimated from the rate implied in current market transactions for similar assets.

b.	Litigation and other contingent liabilities

The Group is involved in litigation and other contingent liabilities in substantial amounts including certification requests for class actions (see note 23B). The Group recognizes a provision for such litigation when it is probable that the Group will be required to settle the obligation, and the amount of the obligation can be reliably estimated. The Group evaluates the probability and outcome of these litigations based on, among other factors, legal opinion and consultation and past experience. The outcome of such contingent liabilities may differ materially from management's assessment. The Group periodically evaluates these assessments and makes appropriate adjustments to the consolidated financial statements. In addition, as facts concerning contingencies become known, the Group reassesses its position and makes appropriate adjustments to the consolidated financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates: (Cont.)

(1)	Use of estimates (Cont.)

c.	Accounting for income taxes

The calculation of the Group's tax liabilities involves uncertainties in the application and/or interpretation of complex tax laws, tax regulations and tax treaties, in respect of various jurisdictions in which the Group operates and which vary from time to time. In addition, tax authorities may interpret certain tax issues in a manner other than that which the Group has adopted. Should such contrary interpretive principles be adopted upon adjudication of such cases, the tax burden of the Group may be significantly increased. In calculating its deferred taxes, the Group is required to evaluate (i) the probability of the realization of its deferred income tax assets against future taxable income and (ii) the anticipated tax rates in which its deferred taxes would be utilized. See also note 23 B5.

d.	Potential penalties, guarantees issued and expired building permits

Penalties and guaranties are part of the on-going construction activities of the Group, and result from obligations the Group has towards third parties, such as banks and municipalities. The Group’s management is required to provide estimations regarding risks evolving from such potential guarantees or penalties that the Group may have to settle. In addition, the Group's operations in the construction area are subject to valid authorizations and building permits from local authorities. Under certain circumstances the Group is required to determine whether the building permits it obtains have not yet expired. It may occur that building permits have expired which might impose on the Group additional costs and expenses, or delays and even abandon project under construction.

e.	Valuations of derivative, embedded derivative and share based payment arrangements

The Group is involved in derivative transactions, (mainly PC's swaps transactions, a Esgate warrants and Park Plaza option ( (see note 9A(iv) and note 20 ii) and share based payment arrangement adopted by the Group (see note 25). The derivatives and the cash settled share based arrangement are measured at fair value at each balance sheet date.

Equity settled shares based arrangements are measured at fair value as of the grant date. The fair value of the abovementioned instruments is determined using valuations techniques which require management to make judgment and assumptions regarding the following variables in respect of each instrument:

Derivative transactions: with respect to PC's swaps transactions: mainly the interest rate yield curves of the adjusted NIS and EURO.

▪
With respect to Eastgate and Park Plaza option: (i.e. the warrants on the company share included in Esgate loan which were granted in other currency than the Company functional currency); the expected volatility of Park Plaza and the company share; and the probability and the term for a Transaction (as defined in the agreement) to occur.

▪
Share based payment arrangements: the share price in respect of options plans adopted by the Group's private investees which has no quoted market price; the expected stock price volatility over the term of the plan; and actual and projected employee stock option exercise behaviors.

The fair value of these instruments was generally computed based on valuation of third party experts.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -     SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates: (Cont.)

(1)	Use of estimates (Cont.)

f.	Fair value of investment property

As of December 31, 2011 the Group determined the fair value of investment properties substantially based on the asset fair value as reflected in an agreement signed in January 2012 which followed a proposed purchase price offer presented to the Group towards the end of December 31, 2011 for the sale of 47 assets (out of 49), the fair value of which as of December 31, represents 90% of the total fair value of the Group's portfolio (See also note 31C). For the remaining assets the Group used the same methodology as in December 2010 Which is described below.

As of December 31, 2010, the Group determines the fair value according to accepted evaluation methods for real estate properties. The factors taken into account in assessing valuations may include:

•	Assuming a willing buyer and a willing seller, without duress and an appropriate time to market the property to maximize price;
•	Information obtained from valuers, sales and leasing agents, market research reports, vendors and potential purchasers;
•	Capitalization rates used to value the asset, market rental levels and lease expiries;
•	Changes in interest rates;
•	Asset replacement values;
•	Discounted cash flow models;
•	Available sales evidence; and
•	Comparisons to valuation professionals performing valuation assignments across the market.

When the fair value of investment property is determined based upon the discounted cash flows ("DCF") approach, which is the major model the Group implements, the assumptions underlying the model, as well as the ability to support them by means of objective and reasonable market demonstrations, so they can be viewed as assumptions that market participants may have used, are significant in determining the fair value of the investment property. Among the predominant assumptions that may cause substantial changes in the fair value, while using the DCF model one can point to the capitalization rate, the expected net operating income and the interest rate for discounting the cash flows. All together, considering the degree of certainty, or uncertainty, of the markets in which the Group operates.

The Group endeavors to determine an objective fair value to the extent possible, however, the process of evaluating the fair value of investment property also involves subjective factors, derived from, among other things, the past experience of the Group’s management, and its understanding of the anticipated development in the real estate markets as of the date on which the estimate of the fair value is being determined.

Fair value of investment property is determined based on management's estimation. For that purpose, management uses its experience and internal experts, and takes into consideration and partially relies on appraisals performed by external local knowledgeable independent real estate appraisers or use appropriate valuation techniques adopted by the Group based on the experience and experts of the Group.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2-       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates: (Cont.)

(1)	Use of estimates (Cont.)

f.	Fair value of investment property (Cont.)

The table below illustrates the key valuation assumptions used in the determination of the investment properties fair value as for 31.12.2010.

31.12.2010

Weighted average capitalization rate	8.5%
Weighted average lease expiry (years)	5.0 *
Vacancy	11.2%

*              Weighted by ABR (Annual Base Rate).
**            Weighted by GLA (Gross Lettable Area).

The above key assumptions have been taken from the latest valuations for all the investment properties that were performed as at 31 2010.

(2)           Critical judgment in applying accounting policies

a.	Capitalization of financing costs

The Group capitalizes finance costs to real estate assets under construction from commencement of activities for the preparation of the assets for their intended use or sale. Such determination requires management to use critical estimations and assumptions as well as judgment to determine whether a specific asset under construction or development is qualified for capitalization. Borrowing costs qualified for capitalization includes, inter-alia, foreign exchange differences on borrowing to the extent that they are considered as an adjustment to interest costs. In order to determine whether foreign exchange differences are considered as an adjustment to the interest expenses, management is required, for each specific loan, to evaluate the alternative borrowing cost for a loan that would have been provided in the functional currency of the borrower under the same terms and conditions as the actual loan. Such determination requires management to use considerable degree of judgment and estimations. Another critical judgment is required to capitalize non-specific borrowing costs to qualified assets, in cases in which the entity of the Group that raised the borrowing is not the one that owns the qualified asset. Further, additional critical judgment is required to suspend capitalization of borrowing costs during periods in which a disrupt of the development of activities occurs, if the disrupt prolongs over a significant period of time.

b.	Classification of investment as held to maturity

As of December 31, 2011 The Group has an investments of NIS 188 million (December 31, 2010: NIS 180 million) in financial notes ("Notes") (see note 9A.(ii)). The Group considered its capital management policy and its liquid requirement for operational activities, and decided that it has the positive intent and ability to hold these Notes to maturity. Accordingly, the investment in the Notes is presented in these financial statements as held to maturity.

The Group examined if there was objective evidence for impairment loss of the Notes which mainly included a decrease in the quoted market value of the Notes (which was provided to the Group by the issuing bank as of the balance sheet date) in approximately 29% (NIS 55 million) below their cost. Following said examination, the Group concluded that, as of the balance sheet date, there is no objective evidence which should lead to impairment of these Notes.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates: (Cont.)

(2)           Critical judgment in applying accounting policies (Cont.)

c.	Effective control

See note 3 with respect to the Company's management opinion that as of December 31, 2010 the Group has de facto control over EDT (As of December 31, 2011 the Group reach the control over EDT), that is the power to govern the financial and operating policies of EDT, based on which the Company presents its indirect investment in EDT on a proportional consolidation basis based on 43.3% (As of December 31, 2011 45%).

d.	Revenue recognition from sale of property, plant and equipment

Revenues from sale of property plant and equipment, including hotels, are recognized when all the criteria mentioned in note 2 AA are met. Determination whether these criteria have been met for each sale transaction, requires a significant judgment by the Group management. In particular, significant judgment is made in determining whether, as of the balance sheet date, it is probable that the economic benefits associated with the transaction will flow to the Group and whether the Group transferred to the buyer the significant risks and rewards associated with the asset sold.

Such determination is based on a thorough analysis of the terms included in the sale agreement executed with the buyer as well as an analysis of other commercial understandings with the buyer in respect of the asset sold. Also are taken into consideration are the Company's management estimation as of the buyer's financial ability to pay the total consideration as agreed in the sale agreement and to what extent the buyer's initial and continuing investment is adequate to demonstrate its future commitment to pay the total consideration under the sale agreement.

e.
According to the company management judgment the rights specified in InSightec's shareholders agreement (see note 11 A (2)) does not confer rights to the non-controlling interests to participate in operational and financial decisions of InSightec in the ordinary course of business and therefore would not overcome the presumption of control in InSightec's by the Company.

f.	Classification of investment property as held for use

According to IFRS 5 "Non-current Assets held for Sale and Discontinued Operations", an entity shall classify a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.  For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable (highly probable means "significantly more likely than more-likely-than-not"). Amongst the aggregate conditions that must be satisfied for a sale of a non-current asset (or disposal group) to qualify as highly probable is that the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification as held for sale.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AF.	Critical judgment in applying accounting policies and use of estimates: (Cont.)

(2)           Critical judgment in applying accounting policies (Cont.)

f.	Classification of investment property as held for use (Cont.)

With respect to the transaction to sell the Group's investment properties in the U.S., entered into in January 2012 (see note 31 C), Group's management is of the opinion that while some of the conditions to qualify for classifying the Group's U.S. investment property portfolio as held for sale have been met as of December 31, 2011 (EPN’s management did in fact have a plan in place to sell the assets and had negotiated a sales price for the portfolio during December 2011), as of such date it was not highly probable that the sale of said assets was expected to qualify for recognition as a completed sale within a 12-month period subsequent to December 31, 2011.

Management's primary arguments include: (i) being the transaction one of significant size in terms of total consideration and number of assets to be sold – $1.43 billion (of which $639 million assumed borrowings) and 47 assets, (ii) the lack of potential of buyers for a portfolio of the size of EPN’s. (iii) current recession in the real estate markets, both in the U.S. and globally economy, and stress in the capital markets, which raise significant uncertainty for a transaction of that size to be completed within one year, (iv) the closing of the transaction is subject to the consent of four different lenders with respect to borrowings in the total of $639 million to be assumed as part of the transaction, (v) non-refundable deposit was not paid by the potential purchaser as of December 31, 2011. (vi) EPN management's own experience with past transactions it has been involved in, and (vii) a purchase and sale agreement, nor letter of intent, were executed as of December 31, 2011, hence some significant business terms were not agreed upon as of such date.

Based on the above, as of December 31, 2011 the investment properties of the U.S. portfolio are classified as held for use.

AG.	New accounting standards and clarifications issued that are not yet effective:

The following are new accounting standards, amendments to standards and clarifications which are applicable, or are expected to be applicable, to the Group, and which have not yet become effective:

•	IFRS 9, Financial Instruments-

IFRS 9 issued in November 2009 introduces new requirements for the classification and measurement of financial assets. IFRS 9 amended in October 2010 includes the requirements for the classification and measurement of financial liabilities and for derecognition.

Key requirements of IFRS 9 are described as follows:

IFRS 9 requires all recognised financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortised cost or fair value. Specifically, debt investments that are held within a business model whose objective is to collect the contractual cash flows, and that have contractual cash flows that are solely payments of principal and interest on the principal outstanding are generally measured at amortised cost at the end of subsequent accounting periods. All other debt investments and equity investments are measured at their fair values at the end of subsequent accounting periods.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AG.	New accounting standards and clarifications issued that are not yet effective: (Cont.)

•	IFRS 9, Financial Instruments-(Cont.)

The most significant effect of IFRS 9 regarding the classification and measurement of financial liabilities relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Specifically, under IFRS 9, for financial liabilities that are designated as at fair value through profit or loss, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in other comprehensive income, unless the recognition of the effects of changes in the liability's credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss. Changes in fair value attributable to a financial liability's credit risk are not subsequently reclassified to profit or loss. Previously, under IAS 39, the entire amount of the change in the fair value of the financial liability designated as at fair value through profit or loss was presented in profit or loss.

IFRS 9 is effective from annual period beginning on January 1, 2015. Earlier application is permitted with certain relief.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

•	IFRS 10, Consolidated Financial Statements-

IFRS 10 replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation - Special Purpose Entities has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is control. In addition, IFRS 10 includes a new definition of control that contains three elements: (a) power over an investee, (b) exposure, or rights, to variable returns from its involvement with the investee, and (c) the ability to use its power over the investee to affect the amount of the investor's returns. Extensive guidance has been added in IFRS 10 to deal with complex scenarios.

IFRS 10 is effective from annual period beginning on January 1, 2013. Earlier application is permitted with certain relief.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

•	IFRS 11, Joint Arrangements

IFRS 11 replaces IAS 31 Interests in Joint Ventures. IFRS 11 deals with how a joint arrangement of which two or more parties have joint control should be classified. SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers has been withdrawn upon the issuance of IFRS 11. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures, depending on the rights and obligations of the parties to the arrangements. In contrast, under IAS 31, there are three types of joint arrangements: jointly controlled entities, jointly controlled assets and jointly controlled operations.

In addition, joint ventures under IFRS 11 are required to be accounted for using the equity method of accounting, whereas jointly controlled entities under IAS 31 can be accounted for using the equity method of accounting or proportionate accounting.

IFRS 11 is effective from annual period beginning on January 1, 2013. Earlier application is permitted with certain relief.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AG.	New accounting standards and clarifications issued that are not yet effective: (Cont.)

•	IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

These five standards are effective for annual periods beginning on or after 1 January 2013. Earlier application is permitted provided that all of these five standards are applied early at the same time.

The directors anticipate that these five standards will be adopted in the Group's consolidated financial statements for the annual period beginning 1 January 2013.  The application of these five standards may have significant impact on amounts reported in the consolidated financial statements. The application of IFRS 10 may result in the Group no longer consolidating some of its investees, and consolidating investees that were not previously consolidated (e.g. the Group's investment in C Plus Limited that is currently classified as the Group's associate may become the Group's subsidiary based on the new definition of control and the related guidance in IFRS 10). In addition, the application of IFRS 11 may result in changes in the accounting of the Group's jointly controlled entity that is currently accounted for using proportionate consolidation. Under IFRS 11, a jointly controlled entity may be classified as a joint operation or joint venture, depending on the rights and obligations of the parties to the joint arrangement. However, the directors have not yet performed a detailed analysis of the impact of the application of these Standards and hence have not yet quantified the extent of the impact

IFRS 12 is effective from annual period beginning on January 1, 2013. Earlier application is permitted with certain relief.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

•	IFRS 13, Fair Value Measurement-

IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The Standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The scope of IFRS 13 is broad; it applies to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements and disclosures about fair value measurements, except in specified circumstances. In general, the disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only under IFRS 7 Financial Instruments: Disclosures will be extended by IFRS 13 to cover all assets and liabilities within its scope.

IFRS 13 is effective for annual periods beginning on or after 1 January 2013, with earlier application permitted.

The directors anticipate that IFRS 13 will be adopted in the Group's consolidated financial statements for the annual period beginning 1 January 2013 and that the application of the new Standard may affect the amounts reported in the financial statements and result in more extensive disclosures in the financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 -      SIGNIFICANT ACCOUNTING POLICIES (Cont.)

AG.	New accounting standards and clarifications issued that are not yet effective: (cont.)

•	IFRS 13, Fair Value Measurement- (Cont.)

IFRS 13 is effective from annual period beginning on January 1, 2013. Earlier application is permitted with certain relief.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

•	Amendments to IAS 1, Presentation of Items of Other Comprehensive Income

The amendments to IAS 1 retain the option to present profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

The amendments to IAS 1 are effective for annual periods beginning on or after 1 July 2012. The presentation of items of other comprehensive income will be modified accordingly when the amendments are applied in the future accounting periods.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

•	Amendments to IAS 12 "Deferred Tax - Recovery of Underlying Assets"

The amendments to IAS 12 provide an exception to the general principles in IAS 12 that the measurement of deferred tax assets and deferred tax liabilities should reflect the tax consequences that would follow from the manner in which the entity expects to recover the carrying amount of an asset. Specifically, under the amendments, investment properties that are measured using the fair value model in accordance with IAS 40 Investment Property are presumed to be recovered through sale for the purposes of measuring deferred taxes, unless the presumption is rebutted in certain circumstances.

The amendments to IAS 12 are effective for annual periods beginning on or after 1 January 2012. The directors anticipate that the application of the amendments to IAS 12 in future accounting periods may result in adjustments to the amounts of deferred tax liabilities recognised in prior years regarding the Group's investment properties of which the carrying amounts are presumed to be recovered through sale. However, the directors have not yet performed a detailed analysis of the impact of the application of the amendments and hence have not yet quantified the extent of the impact.

The amendments to IAS 12 are effective for annual periods beginning on or after 1 January 2012.

At this stage, the management of the Company is unable to assess the effect of implementing the standard on its financial condition and results of operations.

•
The following are new accounting standards and clarifications which are not yet effective and, in the opinion of the Company’s management, are not applicable to the Group or their effect is considered immaterial:

(i)	IAS 19, Employee Benefits

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3-       BUSINESS COMBINATION

Investment in US real estate market - EPN

EPN GP, LLC (EPN GP) was formed in 2010 to acquire an interest in EDT Retail Trust (“EDT” and or the "Trust"), an Australian registered company formerly traded on the Australian Stock Exchange (“ASX”), which owns retail shopping centers in the United State. In June 2010, EPN Group completed the purchase of 43.3% of EDT's units, and in August 2011, the Group completed full takeover over EDT, resulting in 100% holdings in the Trust as of December 31, 2011.  For an agreement entered into in January 2012 to sell 47 out of the 49 retail shopping centers of EPN Group, see note 31C.

Transaction during 2010

Pursuant to a series of agreements entered into during the second quarter of 2010, on June 18, 2010 EPN GP acquired 47.8% of the unit holdings in the Trust for a total consideration of USD 116 million. In addition, EPN GP acquired a 50% interest in the entity which is the owner of the Responsible Entity of the Trust (the "US Manager") for approximately $ 3 million. The Responsible Entity is the company which looks after the day-to-day management of EDT, including its investments, strategy management and financing. Developers, Diversified Realty Corporation, an Ohio corporation specializing in real estate investments and assets management ("DDR"), remained as a 50% co-owner of the US Manager and continued to act as property manager of the Trust's assets.

According to the agreements, EPN GP has the right to appoint six board members out of eleven (55%) of the Responsible Entity's board of directors. Pursuant to the Responsible Entity's constitution, few decisions require at least seven affirmative votes including the unanimous vote of all non-independent directors. According to the Company's management judgment, the rights specified in the Responsible Entity's constitution granted to the non-controlling interest do not give it the power to participate in the operating and financial decisions of EDT in its ordinary course of business, but only to protect its interests, and therefore fail to impair the Group's power to control the financial and operating policies of EDT. Therefore, the Company's management is in the opinion that the rights granted to the non-controlling interest with respect to those decisions do not affect the Company's ability to control the Responsible Entity.

According to the constitution of EDT, Responsible Entity can be appointed or dismissed only by major vote of EDT's unit holders' general Company's management reached a conclusion that despite EPN GP share in EDT is lower than 50%, EPN possesses de-facto control over EDT hence EPN GP is the largest units holder in ETD (47.8% as of December 31, 2010) while the remaining units are widely spread between many other unit holders, many of which holds very low percentage in ETD. Therefore, management estimates that the 52.2% unit holders, as a group, has no effective ability to force replacement of the current Responsible Entity (in which, as noted above, the Company possesses control), in case such a decision would come to the general meeting of EDT's unit holders.

Consequently, the Company management is of the opinion that commencing June 2010 EPN GP has de facto control over EDT, which gives it the power to govern the financial and operating policies of EDT. Accordingly, as of December 31 2010 EPN GP presented its investment in EDT on a fully consolidation basis with non-controlling interest of 52.2%. Given the jointly control agreement between Elbit Plaza USA (which is held by the Company and PC in equal shares) and Eastgate (the Group's partner in EPN GP), as of December 31 2010 the Group presented its investment in EPN GP, and therefore indirectly in EDT, on a proportional consolidation basis based on 43.3%.

As a result of the above, in 2010 EPN GP recorded a gain from a bargain purchase of $240 million (NIS 917 million), and the Company recorded 43.3% out of this amount, totaling NIS 397 million, which is presented in the Company's 2010 statement of income

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 -       BUSINESS COMBINATION (Cont.)

Liquidation of certain assets in EDT in 2010

Due to the likelihood of not being able to retrieve any equity value from the Trust's investment in a joint venture entity (MV LLC) portfolio and significant additional capital being required, in 2010 the Trust, DDR and the loan servicer jointly requested that a court appoint a third party receiver to manage and liquidate the remaining assets within the portfolio. On 24 August 2010 a third party receiver was appointed over the remaining assets within the MV LLC portfolio. As a result the Trust no longer has joint control over MV LLC and in accordance with its accounting policies accounted for its interest in MV LLC at 31 December 2010 as an investment held at the lower of cost and net realisable value which was nil at that date (see note 13 A).

The following presents the fair value of assets acquired and liabilities assumed as of June 18 2010 which was the date of closing the transaction (in thousands of NIS):

Item	100%	Company's share (43.3%)

Cash and cash equivalents	137,430	59,493
Trade and other receivables	143,245	62,011
Investment property	5,590,832	2,420,273
Deferred tax assets	12,292	5,321
Other assets	7,155	3,098
Trade payables	(15,357)	(6,648)
Interest bearing loans	(3,998,561)	(1,730,977)
Other accounts payable	(88,059)	(38,120)
Total net asset	1,788,977	774,451

The total purchase price and the fair value of the non-controlling interest as of June 18 2010 which was the closing date of the transaction were as follows (in thousands of NIS):

Total amount paid by EPN (*):	445,986
Fair value of non-controlling interest (**):	422,985
Total	868,971

(*)	The amount paid by the EPN GP (NIS 446 million) net of EPN GP's share in EDT's cash as of the transaction date (cash acquired) amounted to NIS 135 million.

(**)
The Company has chosen to measure non-controlling interests at fair value according to EDT's unit quote as of the closing date of the transaction. The non-controlling interest was evaluated at AUD 0.051 per unit, totaling $109 million (circa NIS 423 million).

Pro forma consolidated income financial data

	For The Year Ended December 31, 2010
	Elbit	Elbit Plaza USA L.P.	Pro-Forma	Total
	(In thousand NIS)
	(Unaudited)

Revenues and gains	1,473,712	136,520	(397,082)	1,213,150
Profit (loss) for the period	73,525	8,809	(362,043)	(279,709)

Attributable to:
Equity holders of the Company	61,998	4,025	(315,724)	(249,701)
Non-controlling interest	11,527	4,784	(46,319)	(30,008)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3-      BUSINESS COMBINATION (Cont.)

Pro forma consolidated income financial data (Cont.)

For EDT's revenues and profit for the six-month period ended December 31, 2010, included in these financial statements, see note 28.

The unaudited pro forma condensed income financial data for the year ended December 31 2010 includes the adjustments necessary to give effect to the acquisitions as if it had occurred on January 1, 2010. Major adjustments included in the pro forma condensed income financial data are summarized below.

This pro forma financial information is not necessarily indicative of the combined future results.

a.
It was assumed that the cash raised in EDT's Placement and Entitlement Offer, and the repayment of the amounts outstanding under EDT's secured and unsecured debt and derivative liabilities occurred on January 1, 2010 (rather than during the second quarter of 2010). Accordingly, interest expenses and loss from derivative financial instruments for the six-month period ended June 30, 2010 were eliminated. Interest rates used were 3.25%-4.82% for EDT's secured and unsecured debt.

b.
Costs associated with the early repayment of EDT's secured and unsecured debt that were included in its unaudited interim financial information as of June 30, 2010 and was assumed to be repaid on January 1, 2010 was also eliminated for the six-month period ended June 30, 2010.

c.
Prior to the Group's takeover of EDT, EDT's fiscal year ended on June 30, while that of the Company ends on December 31. In addition, EDT published semi-annual unaudited interim financial information as of December 31. Accordingly, adjustments have been made to EDT's financial data included in its annual financial statements as of June 30, 2010 and semi-annual un audited financial information as of December 31, 2009 in order to conform to the Company's fiscal year, that ends on December 31, 2010.

Transaction during 2011

EPN EDT Holdings II, LLC (“EPN EDT II”) was formed in 2011 to acquire the remaining units of EDT. In March 2011, EPN EDT II made an off-market takeover bid to acquire the outstanding units of EDT for AUD $0.078 per units, which was subsequently raised to AUD $0.09 per units in May 2011.  Through a series of both on-market and off-market units acquisitions, concluded in August 2011, EPN EDT II acquired the remaining 52.2% units of EDT for $242 million. In the fourth quarter of 2011, EDT was delisted from the ASX and assigned all its investment to EPN Group

As a result of the above, the Company recorded other reserve in the total amount of $103 million (NIS 382 million), which is presented in the Company's 2011 statement of changes in shareholders’ equity

Hence the Group’s actual investments in EPN Group was not in accordance with its holdings in EPN GP prior to such investment (43.3%), the Group’s share in EPN Group following the USD 114 million investments was increased to 45.38%.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 -       SHORT-TERM DEPOSITS AND INVESTMENTS

A.	Composition:

	December 31
	2 0 1 1		2 0 1 0
	Interest
	rate
	%	(in thousand NIS)
Deposits at banks and financial institutions:
U.S. Dollar (i)	see (i) below	130,200	82,259
EURO (ii)	see (ii) below	86,017	111,980
NIS (iii)	see (iii) below	9,054	280,769
Others restricted deposits		17,899	13,615
		243,170	488,623
Marketable securities held for trading:
Government bonds		-	49,329
Corporate bonds		-	39,307
Shares		21,466	67,128
		21,466	155,764

Available for sale financial assets (iv)		144,702	141,429

Derivative measured at FVTPL		-	49,914

		409,338	835,730

(i)	An amount of NIS 33 million and NIS 12.6 million as of December 31, 2011 and 2010, respectively, is restricted due to bank facility agreements signed to finance investment property in USA.

An amount of NIS 20.3 million as of December 31, 2011 is restricted due to bank facility agreements. (Refer to note 19). This amount carries an annual interest rate approximately 0.4%.

An amount of NIS 95 million and NIS 69.5 million as of December 31, 2011 and 2010 respectively carries an annual interest rate approximately of 0.98%.

(ii)
An amount of NIS 20.2 million and NIS 50 million as of December 31, 2011 and 2010, respectively, is restricted due to bank facility agreements signed to finance projects in Eastern Europe. These amounts carry an annual interest rate ranging between 0%  and 1.5%. An amount of NIS 48 and NIS 50 million as of December 31, and 2010, respectively, is pledged as security for derivative and financial instrument transactions with banks and financial institutions which bears an interest of 1 month Euribor.

(iii)
As of December 31, 2011 an amount of NIS 9 million is restricted due to bank credit to finance the Retail operation. As of December 31, 2010 an amount of NIS 280 million was designated for the repayment of the Company debentures scheduled for 2011.

(iv)
Interest-bearing available-for-sale financial assets with a face value of NIS 123 million and NIS 130 million are outstanding as of December 31, 2011 and 2010, respectively. The available-for-sale financial assets have stated interest rates of 1% to 15%.

An amount of NIS 78.5 million (€15.9 million) is pledged against secured bank loan.

The balance includes in addition NIS 13 million and NIS 8 as of December 31, 2011 and 2010, respectively, representing 1 million shares of Park Plaza Hotels Limited (see note 12 C).

B.	For Liens - see note 23D.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 -       TRADE ACCOUNTS RECEIVABLES

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Outstanding accounts	88,175	68,997
Less - allowance for doubtful accounts	(16,126)	(13,913)
	72,049	55,084

NOTE 6 -       OTHER RECEIVABLES

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Income taxes	5,800	4,321
Governmental institutions (i)	32,485	18,359
Related parties	6,151	5,241
Loans to third parties (ii)	38,595	61,291
Other	18,535	19,728
	101,566	108,940

(i)	Includes mainly VAT receivable due to projects in Serbia and Poland.

(ii)
The balance as of December 31, 2011 and 2010, respectively includes current maturities in the amount of NIS 13 million and NIS 32 million with respect to loans denominated In EURO provided to Park Plaza’s subsidiary regarding the sale of the Group's hotels in London in 2010 (see note 9A (iv)(b) and 12 C). The remaining balances as of December 31, 2011 and 2010 include loans mainly to partners in jointly controlled entities.

NOTE 7 -       PREPAYMENTS AND OTHER ASSETS

	December 31
	2 0 1 1		2 0 1 0
	Interest
	rate
	%	(in thousand NIS)

Restricted bank deposits designated for acquisition and construction of trading property
Other	*	-	10,898
		-	10,898

Advance for plot purchase (i)		237,922	256,538
Advance to suppliers		8,115	15,535
Prepaid expenses		16,824	12,334
		262,861	295,305

(*)	This amount bears an interest between 80% of the Warsaw interbank bid note (WIBID) and 3.5%

(i)	Include mainly advances in the amount of NIS 230 million (2010: NIS 244 million) for the purchase of plots in India (see note 8D).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -       TRADING PROPERTY

A.	Composition:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Balance as of January 1	4,192,241	4,157,610

Acquisition and construction costs	422,241	384,627
Disposal during the year	-	(5,186)
Capitalized borrowing costs	192,993	160,396
Write-down to net realizable value (see G below and note 26N)	(272,990)	(43,600)
Foreign currency translation adjustments	22,131	(461,606)
Balance as of December 31(1) (2)	4,556,616	4,192,241

(1)
The balance as of December 31, 2011 includes cost of large scale projects (Bangalore in India, Casa Radio in Romania and Dream Island in Hungary) in a total amount of NIS 1,471 million (as of December 31, 2010 - NIS 1,366 million). The abovementioned projects are expected to generate an operating cycle closer to eight years (refer to note 2E comparing other projects held by the Group).

(2)	The value of the Casaradio project in Romania includes two gas turbines with a total book value of NIS 54 million.

B.	Additional information:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Accumulated write-down to net realizable value	541,800	268,810

Composition of trading property per stages of development:
Under Operation (*)	1,006,443	695,652
Under construction	608,688	713,113
Under planning and design	2,941,485	2,783,476
Total	4,556,616	4,192,241

(*)	In accordance with PC's policy, commercial centers for which construction has been completed and which, as of the balance sheet date, are under operation are designated for sale.

Regarding business segments and geographical areas see note 28.

Composition of trading property distinguished between freehold and leasehold rights:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Freehold	3,290,518	2,948,987
Leasehold	1,266,098	1,243,254
	4,556,616	4,192,241

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 8 -       TRADING PROPERTY (Cont.)

C.	Additional information in respect of PC's trading property:

As of December 31, 2011 PC has five commercial centers under operation, one of which has been completed during 2011 in Torun, Poland. In March 2012, PC launched its sixth commercial center in Belgrade, Serbia. In addition, PC continues to make progress with the construction of three other projects (Kragujevac in Serbia and Koregaon Park and Kharadi in Pune, India). The remainder of PC's projects are either in the design phase or waiting for permits. Commencement of construction of these projects is depending, amongst other things, on the availability of external financing.

The following table summarises general information regarding PC's significant trading property projects (excluding trading property projects in India which are held jointly by PC and the Company (see D below).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -      TRADING PROPERTY (Cont.)

C.	Additional information in respect of PC's trading property: (Cont.)

			As of December 31, 2011
Project	Location	Purchase / transaction date	Rate of ownership by PC (%)	Nature of rights	Status of registration of land	Status of the project

Suwalki Plaza	Poland	Jun-06	100	Ownership	Completed	Operational
Zgorzelec Plaza	Poland	Dec-06	100	Ownership	Completed	Operational
Torun Plaza	Poland	Feb-07	100	Ownership	Completed	Operational
Lodz residential	Poland	Sep-01	100	Ownership/ Perpetual usufruct	Completed	Planning and development stage
Lodz - plaza	Poland	Sep-09	100	Perpetual usufruct	Completed	Planning and development stage
Kielce Plaza	Poland	Jan-08	100	Perpetual usufruct	Completed	Planning and development stage
Lesnzo Plaza	Poland	Jun-08	100	Perpetual usufruct	Completed	planning and development stage
Liberec Plaza	Czech Republic	Jun-06	100	Ownership	Completed	Operational
Roztoky	Czech Republic	May-07	100	Ownership	Completed	Planning and development stage
Riga Plaza	Latvia	Feb-04	50	Ownership	Completed	Operational
Koregaon Park	India	Oct-06	100	Ownership	Completed	Under construction
Kharadi	India	Feb-07	50	Ownership	Completed	Under construction
Trivandrum	India	Jun-07	50	Ownership	Completed	Planning and development stage
Casa Radio	Romania	Feb-07	75	Leasing for 49 years	Completed	Planning and development stage
Timisoara Plaza	Romania	Mar-07	100	Ownership	Completed	Planning and development stage
Miercurea Csiki Plaza	Romania	Jul-07	100	Ownership	Completed	Planning and development stage
Iasi Plaza	Romania	Jul-07	100	Ownership	Completed	Planning and development stage
Slatina Plaza	Romania	Aug-07	100	Ownership	Completed	Planning and development stage
Targu Mures Plaza	Romania	Mar-08	100	Ownership	Completed	Planning and development stage
Hunedoara Plaza	Romania	Feb-08	100	Ownership	Completed	Planning and development stage
Constanta Plaza	Romania	July-09	100	Ownership	Completed	Planning and development stage
Belgrade Plaza	Serbia	Aug-07	100	Ownership	Completed	Planning and development stage
Kragujevac Plaza	Serbia	Oct-07	100	Lease for 99 years	Completed	Under construction
Sport-Star Plaza	Serbia	Dec-07	100	Land use rights	Completed	Planning and development stage
Shumen Plaza	Bulgaria	Nov-07	100	Ownership	Completed	Planning and development stage
Sofia Plaza Business Center	Bulgaria	Jan-09	51	Ownership	Completed	Planning and development stage
Dream Island	Hungary	Sep-03	43.5	Ownership	Completed	Planning and development stage
Arena Plaza Extension	Hungary	Nov-05	100	Land use rights	Completed	Planning and development stage
Uj Udvar	Hungary	Sep-07	35	Ownership	Completed	Planning and development stage
Helios Plaza	Greece	May-02	100	Ownership	Completed	Planning and development stage

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -       TRADING PROPERTY (Cont.)

D.	Additional information in respect of trading property in India:

The following information relates to trading property held by Elbit-Plaza India Real Estate Holding Limited ("EPI"). EPI is jointly controlled by the Company and PC (see note 11D.)

(1)	Chennai, India

In December, 2007 EPI entered into a framework agreement, ("Framework Agreement"), with a third party (the "Seller") entitling EPI to acquire, through a Special Purpose Venture ("SPV"), up to 135 acres of land in Chennai, India. Under the Framework Agreement, the SPV will develop an integrated multi-use project comprising of exclusive residential projects to be comprised of villas (bungalows), high-rise buildings, related amenities, commercial and office areas and retail areas. Due to changes in market conditions, EPI and the SPV later decided to limit the extent of the project to 93 acres.

Under the Framework Agreement, EPI is to hold 80% of the SPV. The project land is to be acquired by the SPV in stages subject to such land complying with certain regulatory requirements and the due diligence requirements of EPI. Through December 31, 2011 the SPV acquired approximately 75 acres of the project land in consideration of a total of INR 2,367  million (NIS 170 million). In addition, as of such date, the SPV paid advances in the amount of INR 564 million (NIS 40 million) in order to secure acquisition of an additional 18 acres.

The parties have entered into a shareholders' agreement in respect of the management of the SPV, which provides, among other matters, for a five member board of directors, with one member appointed by the Seller for so long as it maintains a 10% holding in the SPV and four members appointed by EPI. The shareholders agreement also includes pre-emptive rights and certain restrictions pertaining to transferring of securities in the SPV. Profits from the SPV will be distributed in accordance with the parties' proportionate shareholdings, subject to EPI's entitlement to receive certain preferences out of the SPV’s cash flow, as determined in the agreements.

(2)	Bangalore, India

Amended Framework Agreement (March 2008)

In March, 2008 EPI entered into an amended and reinstated share subscription and framework agreement ("Framework Agreement"), with a third party (the "Partner"), and a wholly owned Indian subsidiary of EPI ("SPV"), to acquire, through the SPV, up to 440 acres of land in Bangalore, India (the "Project Land"). As of December 31, 2011, the SPV has secured rights over approximately 54 acres and the total aggregate consideration paid was approximately INR 2,843 million (NIS 204 million), presented in the statement of financial position as of December 31, 2011 and 2010 as trading property.

In addition, the SPV has paid to the Partner advances of approximately INR 2,536 million (NIS 182 million) on account of future acquisitions by the SPV of a further 51.6 acres. Such amount is presented in the statement of financial position as of December 31, 2011 and 2010 as other receivables, as prepayment and other assets (refer to note 7).

As detailed below, on July 22, 2010, EPI, the SPV and the Partner entered into the New Framework Agreement which has not yet come into force. The New Framework Agreement provides that in case it does not eventually come into full force and effect, the terms of the Amended Framework Agreement will govern, according to which the Group's additional investments in the Project Land may reach up to INR 10,500 million (NIS 753 million).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 -       TRADING PROPERTY (Cont.)

D.	Additional information in respect of EPI's trading property: (Cont.)

(2)	Bangalore, India (cont.)

New Framework Agreement (July 2010)

On July 22, 2010, new arrangements between, EPI, the SPV and the Partner entered into a new framework agreement ("New Framework Agreement") which established new commercial understandings pertaining, inter alia, to the joint development of the Project Land and its magnitude and financing, the commercial relationships and working methods between the parties and the distribution mechanism of the revenues from the Project Land.

In accordance with the New Framework Agreement, the following commercial terms have been, inter alia, agreed between the parties:

•	EPI will remain the holder of 100% of the shareholdings and the voting rights in the SPV.

•	The scope of the new Project will be decreased to approximately 165 acres instead of 440 acres (the "New Project").

•	The Partner undertakes to complete the acquisitions of the additional land in order to obtain the rights over the said 165 acres.

•	The SPV and/or EPI will not be required to pay any additional amounts in respect of such acquisitions or with respect to the Project.

The Project will be executed jointly by the Partner and the SPV. The Partner (or any of its affiliates) will also serve as the general contractor of the Project, as well as the marketing manager of the Project. Under the New Framework Agreement the Partner is committed to a maximum construction costs, minimum sale prices and a detailed timeline and budget with respect to the development of the Project.

The profits from the Project (including the sale by the Partner or any transaction with respect to the original lands which do not form part of the said 165 acres) will be distributed in a manner by which the Group's share will be approximately 70% until such time that EPI’s investment in the amount of INR 5,780 million (approximately NIS 0.4 billion) (“EPI’s Investment”) plus an Internal Return Rate of 20% per annum calculated from September 30, 2009 ("IRR") is paid to the SPV (on behalf of EPI) (the "Discharge Date").

Following the Discharge Date, EPI will not be entitled to receive any additional profits from the Project and it will transfer to the Partner the entire shareholdings in the SPV for no consideration. In addition, the Partner has a call option, subject to applicable law and regulations, to acquire the entire shareholdings of the SPV, at any time, in consideration for EPI’s Investment plus the IRR calculated on the relevant date of acquisition.

The terms of the New Framework Agreement will enter into full force and effect upon execution of all of the Ancillary Agreements (as defined therein). Following such event the terms of the Amended Framework Agreement will be suspended though may be revived upon occurrence of certain events as specified in the New Framework Agreement.

As of December 31, 2011 and 2010, the SPV operations are proportionately (50%) consolidated with those of the Company, since significant decisions in respect of the Project Land require the consent of both EPI and the Partner.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8   -     TRADING PROPERTY (Cont.)

D.	Additional information in respect of EPI's trading property: (Cont.)

(2)	Bangalore, India (cont.)

In January 2011, The Partner had submitted to the local planning authority, the Bangalore Development Authority (“BDA”), the development plans pertaining to 84 acres included in the scope of the New Project. In October 2011, the BDA had furnished the Partner with its reply, stating that the development plans cannot be considered due to a future state plan to acquire the lands on which the New Project is proposed to be situated (among other lands in the same area) and allot it to the public under a special scheme. As of the approval date of the financial statements, the State's government had not yet published any notice in this respect, as required by law in order to validate such a plan.

In January 2012, the Partner has promptly applied to the State High Court, requesting to issue a court order directing the BDA to consider the development plans. In March 2012, the matter was disposed by the court, allowing the Partner's request by ordering BDA to consider the development plans submitted by the Partner, while ignoring any future state plan to acquire the lands on which the New Project is proposed to be situated As of the approval date of these FS, the Group awaits the court's formal approval.

E.	As of December 31, 2011 the Group pledged trading property in the amount of NIS 1,887 million in order to secure borrowings provided to the Group by financial institutions. See also note 23D.

F.	As for commitments in respect of construction services and purchase of plots see note 23A (5).

G.
Most projects classified as trading property were valued as of December 31, 2011 by independent third party appraisers. PC's management made adjustments to the fair values determined by the relevant appraiser to reflect the net realizable value of each trading property by neutralizing the developer's expected profits on costs from the valuations (see note 2M).

Significant assumptions regarding the value of the projects upon completion (on the basis of weighted averages) used in the valuations as of December 31, are presented below:

	Retail		Offices
	2 0 1 1	2 0 1 0	2 0 1 1	2 0 1 0

Estimated rental prices per sqm per month (in EURO)
Romania	10-30	10-24	11	12-19
Czech Republic	10-15	10-15	13	13
Serbia	10-24	16-36	14	17
Latvia	16	15.8	N/A	N/A
Poland	9-20	12-18	N/A	11.75
Greece	27	30	N/A	N/A
Hungary	8-25	10-22	11.75	11.5
Bulgaria	N/A	16.5-21	N/A	11.67
India	8-22	13-22	N/A	7-13.5

Average risk adjusted yield used (in percentage)
Romania	8.00-8.75	7-9.7	8.50	7-9.65
Czech Republic	7.25	7.25-8	7.25	7.5
Serbia	9.00-9.75	9.25-10.5	9.25	9.25
Latvia	8.40	8.75	N/A	N/A
Poland	7.25-8.00	7.75-8.25	N/A	7.75
Greece	8.25	7.75	N/A	N/A
Hungary	8.25-8.75	8-9	8.50	8.5
Bulgaria	N/A	9-9.75	N/A	8.5
India	11%	9-13	N/A	11-12

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -       DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES

A.	Composition:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Deposits at banks and financial institutions (i)	57,519	115,574
Held to maturity financial instruments (ii)	187,648	180,042
Financial instruments designated at FVTPL (iii)	62,701	66,411
Derivative measured at FVTPL (iv)	15,148	215,712
Loans to third parties (v)	60,296	102,867
Loans to associates	3,126	4,130
Others	6,843	6,952
	393,281	691,688
Less - allowance for doubtful debts	-	(14,173)
Less - current maturity	(13,204)	(31,673)
	380,077	645,842

(i)
December 31, 2011: Comprised mainly of NIS 27 million linked to the EURO and bearing annual interest rate of 0.2%-3.2% per annum, and NIS 23 million linked to the NIS bearing interest of 2.4% per annum. December 31, 2010: Comprised mainly of NIS 69 million linked to the EURO and bearing annual interest rate of 0.2%-1.2% per annum, NIS 16 million linked to the $ bearing no interest and NIS 22 million linked to the NIS bearing interest of 1.5% per annum. All deposits are mainly pledged as security for the repayment of long term borrowing, construction and other liabilities obtained by Group companies, which have been included as due and payable concurrently with the liabilities repayment dates.

(ii)
During 2007 and 2008 the Company (through its wholly owned subsidiary) and PC entered into several transactions with several financial institutions, according to which the Company and PC invested an amount of €35.0 million (NIS 173 million) and €38.0 million (NIS 188 million), respectively, in financial notes ("Notes") for a period of 15 years. The Notes bear an interest of 11.5%-12% per annum, which is payable only if the margin between the 30 years EURO swap interest rate and the 10 years EURO swap interest rate (measured on a daily basis) is higher than the margin stated in the agreement. The issuers have a call option to redeem the Notes at par value in a specific dates included in the investments agreements and any quarter thereafter. The principal amount of the Notes is 100% protected and repayable at the maturity date. In August 2009 and March 2010, Notes issued to the Company with a par value of €15 million (NIS 74 million) and €20 million (NIS 99 million), respectively, were redeemed by the issuers.

(iii)
In February 2008, PC entered into a financial transaction with an issuing bank, according to which PC invested an amount of €13 million (NIS 64 million) in financial notes ("Notes") which pays a variable interest linked to the 10 year EURO CMS (Constant Maturity Swap, which is the mid-market annual swap rate) rate subject to a minimum annual interest rate of 6.25% and a maximum annual interest rate of 12.50%. The Note maturity date is February 19, 2018. The principal is 100% protected and repayable at the maturity date. Loss adjustments to fair value in 2011 amounted to NIS 6.5 million (in 2010: gain of NIS 5.5 million).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 -      DEPOSITS, LOANS AND OTHER LONG-TERM BALANCES (Cont.)

A.	Composition: (cont.):

(iv)	a)
During 2007 and 2008 PC executed several cross currency interest rate swap transactions with Israeli banks in the total principal amount of NIS 1,103 million. In accordance with the terms of the agreement, PC paid the banks an interest of 6 Month Euribor plus a margin of 2.2%-3.6% and received 4.5%-5.4% interest linked to the Israeli CPI with the same amortization schedule as PC's series A and B debentures. In addition, at each payment date of the debentures, PC received principal amount in NIS and paid the principal amount in EURO.

In January 2009, PC settled a swap transaction in the total principal amount of NIS 304 million in respect of its series A debentures for a total consideration of €13.1 million (NIS 71 million). Concurrently, a long term deposit in the amount of €5.3 million (NIS 29 million) was released.

In September 2011 PC settled all its outstanding Cross Currency SWAP transactions in the total principal amount of NIS 639 million in respect of its series B debentures for a total consideration of €30.4 million (NIS 150). The utilization of it cross currency interest rate swap in July 2011 (resulting from the bond repayment schedule) generated an additional cash inflow of €9 million (NIS 45).  Concurrently, all long term deposits in the amount of €14.1 million (NIS 70 million) that secured the swap transactions were released.

b)
The balance as of December 31, 2011 and 2010 also includes an amount of GBP 2.6 and 3 million (NIS 15 and 16 million, respectively) with regard to the sale of the Group's hotels in London. Said amount determined by a third party expert and represents the fair value of a derivative contemplated in the sale agreement (see note 12 C).

For commitments regarding the derivatives see Note 30 C.(7) and 23 E (4)

(v)
The balances as of December 31, 2011 and 2010 include an amount of NIS 59 and NIS 89 million, respectively, with respect to long-term loans provided to Park Plaza’s subsidiary regarding to the sale of the Group's hotels in London (see Note 6 (ii) and 12 C).

B.	Liens - see note 23D:

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 -     INVESTMENTS IN ASSOCIATES

A.	Composition:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Cost	82,058	102,786
Accumulated losses, net	(54,576)	(65,946)

Disposal of an associate	(11,097)	(10,329)
Foreign currency translation adjustments	(5,829)	(1,384)
Total (i)	10,556	25,127

(i) Including goodwill	19,851	27,917

B.	Gamida Cell Ltd. ("Gamida"):

Gamida is engaged in the development of stem cell therapeutics based on its proprietary technologies for stem cells expansion. As of December 31, 2011, the Group holds 31.6% in Gamida's voting and equity rights (29.2% on a fully diluted basis) and the rights to appoint 20% of the board members.

In February 2006, Teva Pharmaceutical Industries Ltd. ("Teva"), one of Gamida's shareholders, and Gamida executed an agreement for the establishment of a JV Company ("JV"). The sole purpose of the JV is commercialization of certain products based on Gamida's technology.

On March 1st, 2012 Gamida announced that its Directorate has decided to hold an internal investment round (within Gamida), held by the existent shareholders, in the frame of which, a sum of up to $10 million would be raised for the financing of Gamida's activity ("the Investment Round").

In the frame of the Investment Round, the Company intends to invest in Gamida an amount of approximately $3 million, in order to preserve its ownership percentage in Gamida.

C.	The following is summarized data outlining items extracted from the associates' financial statements:

	As at December 31 and for the year then ended
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousand NIS)

Assets	51,906	58,267	100,026
Liabilities	(68,977)	(41,324)	(53,875)
Net assets	(17,071)	16,943	46,151

Revenues	-	615	22,729

Loss	(35,567)	(36,343)	(29,566)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 11 -    ADDITIONAL INFORMATION AS TO INVESTMENTS IN MATERIAL SUBSIDIARIES AND CHANGES THEREOF

A.	Elbit Medical Technologies:

On November 24, 2010, the Company closed a transaction to restructure its holdings in the medical companies InSightec Ltd. ("InSightec") and Gamida Cell Ltd. ("Gamida"), under Elbit Medical Technologies Ltd., an Israeli company traded on the TASE ("Elbit Medical"), which as of such date was a shelf public company without any operation. In consideration for the Group's holdings in InSightec representing as of the closing date of the transaction 69.3% of InSightec's outstanding share capital (see note (1) below) and the Group's shares of Gamida representing as of the closing date of the transaction 31.6% of Gamida's outstanding share capital (see note 10 B above), the Company was issued with Elbit Medical shares representing a 90% interest in Elbit Medical and was granted options at zero exercise price to acquire shares of Elbit Medical, which together with the aforesaid shares constitute as of the closing date of the transaction 97.9% of Elbit Medical's share capital (on a fully diluted basis). As for December 31, 2011, the Company holds 93.4% of Elbit Medical on a fully diluted basis.

In addition, on December 8, 2010, Elbit Medical issued shares in a private placement in the aggregate amount of NIS 19 million (approximately $4.8 million), including a two year option to invest an additional aggregate amount of NIS 19 million (approximately $4.8 million).

●	InSightec Ltd. ("InSightec")

(1)
InSightec Ltd. is engaged in the development, manufacturing and marketing of medical treatment systems, based on a unique technological platform, which combines the use of a focused ultrasound beam and a magnetic resonance imaging guided focused ultrasound treatment equipment  ("MRgFUS technology") intended for the treatment of non-invasive tumors in the human body.

Substantially all of InSightec's current sales are derived from a few applications of InSightec's products. Other applications of InSightec's technology are in the early stages and there can be no assurance that these applications will be successful InSightec is continuing research and development for additional applications for such products. As of December 31, 2011, the Group holds 65.9% in InSightec and 53.05% on a fully diluted basis. The fully diluted holdings in InSightec is calculated including all of InSightec options exercisable into InSightec's ordinary shares which were approved and granted as of December 31, 2011, and excluding options approved for granting but not yet actually granted.

(2)
As of December 31, 2011, General Electric Health Care ("GE") holds approximately 14.76% of InSightec’s shares on a fully diluted basis. The shareholders agreement stipulates several limitations on the execution of certain material transactions or activities not in the ordinary course of business of InSightech, without obtaining GE’s prior approval. In addition, the approval of certain transactions requires the vote of 70% of InSightec's preferred B shares of which as of December 31, 2011 the Company holds 65.9%. The shareholders agreement also imposes certain limitation and rights on shares transactions and rights for the Group and GE ,in case one party fundamentally breach the agreement, to acquire the other's stake in InSightec, at certain penalty value.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -    ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

A.	Elbit Medical Technologies: (cont.)

●	InSightec Ltd. ("InSightec") (cont.)

(3)
In March 2009, InSightec signed an agreement for an internal round of financing in the aggregate amount of $15.0 million (NIS 56 million), which was fully invested during 2009. The investment is in the form of series B preferred shares of InSightec at a price of $6 per share. The series B preferred shares are senior to all other shares and junior to all creditors. Each series B preferred share may be converted at any time at the holder’s discretion into the number of ordinary shares equal to the original issue price of the shares divided by $6. Upon a qualified IPO, the shares will be automatically so converted. In the event InSightech is sold, liquidated or wounded up for any reason, the holders of series B preferred shares shall receive on a pro rata basis among themselves, prior to any payments to any other equity holders, the original issue price of the series B preferred shares.

Within the framework of the agreement all the holders of InSightec's preferred A shares and convertible notes converted their shares and/or their notes into InSightec's preferred B shares. In addition, all warrants granted by InSightec within the framework of investment round executed in August 2006, were converted into InSightec's ordinary shares. As a result of this transaction, the Group recorded a gain of approximately NIS 14.6 million in 2009, which was recorded in the statement of income.

Commencing April 1, 2009 until December 31, 2009 the Group consolidated 100% of InSightec's losses. Commencing January 1 2010, the Company applies IAS 27 (Revised), and accordingly InSightec's losses are divided between the Company and InSightech's non-controlling interest according to each party’s holding rights in InSightech. (See note 2F(1)).

(4)	In December 2009, the Group acquired from GE 1 million shares of InSightec for a total consideration of $2 million (NIS 7.9). Said amount was recorded in the financial statements as goodwill.

(5)
The Company has undertaken to provide InSightec with the necessary level of financial support, up to an amount of $20 Million on terms and conditions to be agreed upon between the Company and InSightec from time to time, in accordance with the market conditions and subject to the Company’s charter documents and the applicable law, in order to enable InSightec to continue its operations at least until April 1, 2013. As of December 31 2011, the Company's unutilized commitment amounted to amounted to $14.6 million.

B.	Plaza Center N.V. ("PC"):

(1)
PC conducts its activities in the field of establishing, selling and operating shopping and entertainment centers, as well as other mixed use projects (retail, office, residential) in Central and Eastern Europe, and India. As of December 31, 2011 the Group holds 62.52% in PC (56.91% on a fully diluted basis).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -    ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

B.	Plaza Center N.V. ("PC"): (Cont.)

(2)	PC share repurchase program

During January 2009, PC purchased approximately 5.3 million of its shares in a total consideration of €3.5 million (NIS 18 million) and the Company purchased additional approximately 4.6 million shares in the total consideration of €3.1 million (NIS 16.6 million). As a result of these transactions the Group recorded a gain of approximately NIS 64 in the financial statements of 2009. Such gains represent the excess of the shareholders' equity acquired by the Group over the consideration paid.

In October 2009, PC and the Company sold all the shares acquired within the framework of the repurchase program. The aggregate consideration for the shares sold by PC and the Company was €22 million (NIS 120 million) and €7 million (NIS 38 million), respectively. These transactions resulted in a total loss of approximately NIS 44 million which was recorded in the statement of income for 2009.

In August 2010, the Company sold 15 million shares of PC in consideration for approximately NIS 98 million. The difference between the book value of the shares sold and the consideration received resulted in a loss of approximately NIS 48 million which was recognized to the equity holders of the Company.

During 2011, the Company purchased 788,100 of PC shares representing approximately 0.3% of PC's share capital for the total amount of NIS 2.6 million. The difference between the consideration and book value of the shares (resulted in a gain) is approximately NIS 5.3 million recognized to the equity holders of the Company.

In September 2011 PC’s distributed an interim dividend payment to its shareholders of €30 million (NIS 148 million) to be paid to shareholders. Of this, the Company and its wholly owned subsidiary have received a total distribution amount of €18.6 million (NIS 92 million)

(3)	PC Bondholder agreement

On September 22, 2011 PC has reached an agreement with holders of its Series A and B Bonds (the “Bondholders”) with regards to PC dividend distributions in the years 2012-2013, should any be declared.

The agreement, which was approved by vast majority of PC’s Bondholders, places certain covenants and conditions on dividend payments by PC during 2012-2013. A summary of the major terms in the agreement is as follows:

•	The total dividend will be capped at €30 million (NIS 148 million) per annum for each of the years 2012 and 2013.

•	Distribution of dividends will be made only from the net cash flows derived from the realization of assets and will be capped at 50% of net cash flows received.

•
Should a dividend be distributed while the average market yield of PC’s series A and B bonds exceeds a certain threshold, PC shall retain, for a period of 12 months following the dividend payment, a sum of not less than €70 million (NIS 346 million) in reserve accounts, of which a sum equal to the dividend payment can be used solely for the repurchase of bonds and / or making principal and interest payments to PC’s bondholders.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 11 -    ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

B.	Plaza Center N.V. ("PC"): (Cont.)

(3)	PC Bondholder agreement (Cont.)

•
Should a dividend be paid while the average market yield of PC’s series A and B bonds is below a certain threshold, PC shall be entitled to distribute dividends of up to €50 million (NIS 247 million) per annum. Should this occur, the sum of the dividend exceeding €30 million (NIS 148 million) will be held in a reserve account, to be used solely for the repurchase of bonds and / or making principal and interest payments to PC’s bondholders.

C.	BEA Hotels N.V. ("BH"):

As of December 31, 2011 the Group, through its wholly owned subsidiary, Bea Hotels N.V ("BH"), holds the rights in the following hotels:

(1)
BH is a party to shareholder agreements with Park Plaza N.V. (a public company its shares are traded on the AIM) relating, as of December 31, 2011, to four hotels in the Netherland. In accordance with the terms of these agreements, BH and Park Plaza have equal representation in the board of directors of each hotel company. The agreements also provide for rights of first refusal, tag along and drag along rights. See note 23 A.(1)

(2)	100% of the voting and equity rights in a company that holds and operates the Radisson Astrid and Park Inn hotels in Antwerp, Belgium.

(3)
Approximately 77% of SC Bucuresti Turism S.A. ("Bucuresti") which owns the Radisson hotel complex consisting of the Radisson hotel and the Centrivlle hotel (an apartment hotel), located in Bucharest, Romania. Bucuresti was purchased through a privatization tender published by the State Ownership Fund of the Romanian government, which was approved by the supreme court of Romania.

D.	Elbit- Plaza India Real Estate Holding Ltd. ("EPI"):

On August 25, 2008, the Company and PC executed an agreement in the framework of which, PC acquired 47.5% of the Company's shareholding in EPI for a nominal value plus assignment of 50% of the shareholders loans granted by the Company to EPI up to the closing date, which totaled to NIS 419 million. As at the closing date EPI held plots in Bangalore and Chennai, India (see note 8D). Following the execution of the transaction the Company and PC each hold 50% of the voting rights in EPI and 47.5% of its equity rights. The remaining 5% equity rights are held by the Company's former Executive Vice Chairman of the Board (see note 27B (5). The Company and PC each has the right to appoint 50% of the board members of EPI.

In addition, PC paid to the Company an advance in the amount of €4.2 million (NIS 21 million) ("Advance") which is equal to 50% of the shareholders loan granted by the Company to its investment in the Kochi Island project (see note13C) The Company will hold in trust 50% of the rights in the Kochi Island in favor of PC. The Company provided PC with a guarantee, which shall be exercised in the event the Company fails to transfer all its rights in the Kochi Island to EPI (or alternatively to transfer 50% of the said rights to PC). The guarantee will expire on August 25, 2012.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -    ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

E.	Elbit Plaza USA, L.P:

Framework agreement for a Joint Venture in the United States (see also note 3)

In February 2010 Elbit Plaza USA, L.P. (“Elbit Plaza USA”), a real estate investment venture jointly formed by the Company and PC, entered into a framework and co-investment agreement with Eastgate Property LLC, an affiliate of an established U.S.-based international real estate fund manager ("Eastgate", and together with Elbit Plaza USA, the "Sponsors").

Under the agreement each party committed to invest $100 million (for a combined total of $200 million) in a U.S. investment platform. The Sponsors established a U.S. real estate investment fund, EPN Real Estate Fund, LP (the "Fund") to seek third party investors to co-invest with the Sponsors in investments in the U.S. retail and commercial real estate sectors. The agreement provides that the parties will identify and locate potential investments during a two-year period in which the Sponsors will acquire assets or enter into joint ventures with owners of relevant assets or portfolios, with the objective of selling the acquired assets or holding them until the end of the term of the Fund, which is intended within a five-to-seven-year period of the initial closing of the Fund, For details regarding the EDT transaction, see note 3.

In June 2010, the Fund raised $31 million (NIS 120 million) in capital commitments from Menora Mivtachim Insurance Ltd. and certain of its affiliates (“Menora”). As of December 31, 2011, Menora's commitment represents a 9.24% interest in the U.S. investment platform, through its 99.8% holding in the Fund. The first investment vehicle of the U.S. investment platform is EPN Group, in which Elbit Plaza USA and Eastgate each hold a 45.38% ownership interest, and the remaining 9.24% ownership interest is held by the Fund.  Menora will have the right to appoint an observer to observe meeting of the investment committee of EPN Group, but such observer shall not have any voting power.

In 2011, an amendment to the framework agreement has been signed in connection with the Tender Offer described in Note 3.

In September 2011 EDT distributed an interim dividend payment to its unitholders of USD 26 million (NIS 99 million). Of this, Elbit Plaza USA LP has received a total distribution amount of USD 11.8 million (NIS 45 million).

F.	Elbit Trade

Elbit Trade & Retail Ltd. ("Elbit Trade") and G.B. Brands, Limited Partnership, is wholly owned by the Company,

Elbit Trade and Retail Ltd., (Elbit Trade) is wholly owned by the Company and is the franchisee of the GAP ™, MANGO ™, and G-STAR™  brands in Israel.

Elbit Trade currently operates 31 retail stores in Israel and also has the option to develop additional new stores under the brand names of OLD NAVY and BANANA REPUBLIC.

With respect to an agreement for the sale of all its rights in GB Brands, Limited Partnership (“GB Brands”), which is the franchisee of the GapTM brand in Israel, see note 31A.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 -    ADDITIONAL INFORMATION AS TO INVESTMENTS IN SUBSIDIARIES AND CHANGES THEREOF (Cont.)

G.	Varcode

Varcode  is a start-up company engaged in the research, development and manufacturing of the FreshCode™: smart TTI (Time Temperature Indicator) barcode labels, designed to monitor the cold chain of temperature sensitive products such as food and pharmaceutical. During 2011, the Company gained control over Varcode, following the minority's waiver on its veto right. The said waiver was approved in the frame of an agreement for future control and investment, which was signed between the Company, Varcode and the remaining shareholders.

H.
As of December 31, 2011, the Group holds 4 joint venture companies which hold and operate four hotels in the Netherland; 11 joint ventures companies which are in various stage of development and construction of trading property in Eastern Europe and India; 2 joint venture companies which hold plots in India; and one joint venture company which holds EPN Group as mentioned in note 3 and E above.

The following is summarized data outlining the items of the proportionately consolidated companies' financial statements as included in the Company's consolidated financial statements based on the Company's share:

	At December 31 and for the year then ended
	(in thousand NIS)
	2 0 1 1	2 0 1 0	2 0 0 9

Current assets	1,215,140	1,251,942	1,283,657
Non-current assets	2,850,195	2,401,327	694,544
Current liabilities	(673,061)	(629,941)	(1,049,477)
Non-current liabilities	(1,706,270)	(1,555,770)	(216,994)
Net assets	1,686,004	1,467,558	711,730

Revenues*	475,593	808,060	242,847
Expenses*	(454,011)	(364,716)	(325,650)
Net profit (loss)*	21,582	443,344	(82,803)

(*)	In 2010 and 2009 include 3 joint venture companies which held and operated three hotels in the UK that were realized during 2010 (see note 12 C(.

Includes USA operation which is proportionately consolidated since June, 2010.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -    PROPERTY, PLANT AND EQUIPMENT

A.	Composition:

	December 31, 2011
	Real estate
	Hotels
	Operating	Under construction	Other	Other fixed assets	Total
	(in thousand NIS)

Cost:
Balance as of January 1	1,093,514	99,213	32,147	163,202	1,388,076
Additions during the year	20,876	6,588	-	4,510	31,974
Subsidiaries initially consolidated during the year		-	-	462	462
Disposals during the year	(641)	-	-	(8,684)	(9,325)
Foreign currency translation adjustments	40,776	1,907	1,358	14,900	58,941
Balance as of December 31	1,154,525	107,708	33,505	174,390	1,470,128

Accumulated depreciation:
Balance as of January 1	134,861	-	4,133	59,036	198,030
Additions during the year	40,729	-	919	17,734	59,382
Disposals during the year	(413)			(5,229)	(5,642)
Foreign currency translation adjustments	4,780	-	152	14,194	19,126
Balance as of December 31	179,957	-	5,204	85,735	270,896

Provision for impairment:
Balance as of January 1	29,731	-	7,107	7,466	44,304
Impairment loss recognized (de-recognised) (see note 26N (i))	(14,930)	-	(602)	9,017	(6,515)
Foreign currency translation adjustments	1,372	-	305	(240)	1,437

Balance as of December 31	16,173	-	6,810	16,243	39,226
Payment on account of fixed assets	-	-	-	7,640	7,640

Net book value	958,395	107,708	21,491	80,052	1,167,646

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -    PROPERTY, PLANT AND EQUIPMENT (CONT.)

A.	Composition (cont.):

	December 31, 2010
	Real estate
	Hotels
	Operating	Under construction	Other	Other fixed assets	Total
	(in thousand NIS)

Cost:
Balance as of January 1	1,775,478	95,168	36,922	194,308	2,101,876
Additions during the year	12,513	10,230	-	27,762	50,505
Subsidiaries initially consolidated during the year	77,223	-	-	-	77,223
Disposals during the year	(4,902)	-	-	(53,992)	(58,894)
Disposals in respect of subsidiaries ceased to be proportionately consolidated during the year (C below)	(542,276)	-	-	-	(542,276)
Foreign currency translation adjustments	(224,522)	(6,185)	(4,775)	(4,876)	(240,358)
Balance as of December 31	1,093,514	99,213	32,147	163,202	1,388,076

Accumulated depreciation:
Balance as of January 1	197,057	-	3,313	48,234	248,604
Additions during the year	53,311	-	1,287	26,927	81,525
Disposals during the year	(2,716)	-	-	(14,459)	(17,175)
Disposals in respect of subsidiaries ceased to be proportionately consolidated during the year (C below)	(86,174)	-	-	-	(86,174)
Foreign currency translation adjustments	(26,617)	-	(467)	(1,666)	(28,750)
Balance as of December 31	134,861	-	4,133	59,036	198,030

Provision for impairment:
Balance as of January 1	48,841	-	8,163	9,339	66,343
Impairment loss recognized (de-recognised) (see note 26N (i))	(13,367)	-	-	2,634	(10,733)
Disposals during the year	-	-	-	(4,071)	(4,071)
Foreign currency translation adjustments	(5,743)	-	(1,056)	(436)	(7,235)
Balance as of December 31	29,731	-	7,107	7,466	44,304
Payment on account of fixed assets	-	-	-	11,464	11,464

Net book value	928,922	99,213	20,907	108,164	1,157,206

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 -     PROPERTY, PLANT AND EQUIPMENT (CONT.)

B.	Composition of real estate assets included in property plant and equipment distinguished between freehold and leasehold rights:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Freehold rights	1,021,614	983,922
Leasehold rights	65,980	65,119
Net book value	1,087,594	1,049,041

C.	Disposal of UK hotels:

On December 29, 2010 BH has entered into a Share Purchase Agreement and Loan Agreements with Park Plaza Hotels Limited (“Park Plaza”) and its subsidiary, with regard to the sale of its holdings in three companies that it jointly controlled with Park Plaza, which owned a 45% interest in the Park Plaza Riverbank Hotel, a 50% interest in the Park Plaza Victoria Hotel and a 45% interest in the Park Plaza Sherlock Holmes Hotel, all in London, England (collectively: the “Hotels”). Prior to this transaction, these hotels were jointly owned by the Company and Park Plaza and were managed by Park Plaza.

The transaction was fully closed on December 31, 2010, and the total capital gain recorded in the Company's 2010 statement of income amounted to NIS 199 million. For additional financial data regarding the effect of the disposal of the UK hotels on the financial statements, see note 28C (1)(ii).

The total consideration for the transaction in the amount of  £21 million (NIS 115 million), is payable in the following manner: (i) two loans provided by BH to Park Plaza’s subsidiary, each in the amount of £8 million bearing an annual interest at the rate of 7%. Under the first loan, the principal amount is payable in seven equal quarterly consecutive installments the first of which achieved in very early January 2011., Under the second loan, the entire principal amount is payable on the third anniversary of the closing date; interest payment on both loans will be paid quarterly. (ii) issuance and allotment of one million ordinary shares of Park Plaza, with a market price as of the closing date of £1.5 million (NIS 8 million), based on the quotation of such shares’ price on Alternative Investment Market (AIM) of the London Stock Exchange; and (iii) an additional payment in the aggregate amount of up to £3.5 million, that shall be made on the fifth anniversary of the closing date (December 31, 2015) and shall be subject to certain adjustments, based on the market price of Park Plaza's shares, as set forth in the agreement. Based on its terms, this additional payment is classified as a derivative and its fair value as of December 31, 2011 and 2010 amounted to NIS 15 and NIS16 million respectively.

As part of the transaction, Park Plaza assumed and undertook certain guarantees the Company provided for to a bank in the amount of approximately £11.9 million, with respect to the indebtedness owed by the companies which hold the Hotels.

D.	Annual depreciation rates - see note 2N.

E.
As of December 31, 2011 the Group pledged property plant and equipment in the amount of NIS 1,002 million in order to secure borrowings provided to the Group by financial institutions. See also note 23D.

F.
Within the framework of lease agreement, the Company has undertaken to finalize the construction in July 2010. During 2010 the Company received an extension to additional 3 years until July 2013. Within the framework of the lease agreement the Company has provided the Israeli Land Authority ("ILA") with two bank guarantees in the aggregate amount of NIS 10 million linked to the increase in the Israeli consumer price index in order to secure the Company's undertakings under the lease agreement.  In accordance with the lease agreement, in case of non-compliance with its terms the contract can be canceled.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -    INVESTMENT PROPERTY

A.	Composition:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)
At fair value
Balance as of January 1	2,232,322	99,881
Subsidiaries initially consolidated (i)	-	2,420,273
Additions during the year (ii)	59,116	30,686
Additions due to increase in holding rate (i)	111,932	-
Net gain from fair value adjustments	100,819	40,226
Disposal during the year (i)	-	(107,430)
Foreign currency translation adjustments	168,382	(251,314)
Balance as of December 31 (iii)	2,672,571	2,232,322

(i)	See note 3.
(ii)	See D below.
(iii)	See note 31C for, the sale of substantially 47 out of 49 assets of the Group's investment property in the U.S.

Refer to note 23D (2) for information on non-current assets pledged as security.

B.	Valuation basis:

(i)	The key assumptions used in determining fair value as of 31.12.2010 were in the following ranges for the Group’s investment property portfolio:

As of December 31, 2010
Range

Discount rate	6.50%-10.50%
Terminal yield	6.75%-9.50%
Capitalization yield	6.50%-16.65%
Expected vacancy rate	0.00%-10.00%
Rental growth rate	0%-3%

Refer to Note 2 AF (1) f for determining fair value as of 31.12.2011.

(ii)	Contractual obligations

As for commitments in respect of construction services and purchase of plots see note 23A (4).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -     INVESTMENT PROPERTY (CONT)

B.	Valuation basis: (cont.)

(iii)	Leasing arrangements

Some of the investment properties are leased to tenants under long term operating leases with rentals payable monthly.

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Minimum lease payments under non-cancellable operating lease of investment properties not recognized in the financial statements are receivable as follows:
Within one year	193,388	161,997
Later than one year but not later than five years	377,027	457,095
Later than five years	237,286	209,080
Balance as of December 31	807,701	828,172

C.	Land plot in Kochi, India:

In September 2006, the Company together with an Indian corporation ("Project SPV") wholly  owned by an unrelated third party (the "Third Party Shareholder") entered into an agreement (as amended in January 2007) for the purchase of a land located in Kochi, India. In accordance with the terms of the agreement, the Company and Project SPV acquired 13 acres ("Property A") for a total consideration of INR 1,495 million (NIS 118 million) payable subject to fulfillment of certain obligations and conditions by the seller in respect of the land including obtaining all permissions required for construction thereon and making good and marketable title with regard to Property A and others ("Conditions Precedent"). The additional 28 acres ("Property B") would be transferred by the seller to the Project SPV without any consideration and the seller will be entitled to receive 40% of the constructed area which will be built by the Project SPV on Property B. The agreement also provides that if the seller fails to comply with the aforementioned conditions precedent by an agreed date, the Project SPV and the Company shall have the right to terminate the agreement and the seller will then refund all amounts paid under this agreement plus interest at a rate of Libor +1%. As of December 31, 2011, the net book value of the project totaled NIS 49 million.

In September 2006, the Company, the Third Party Shareholder and the Project SPV entered into a share subscription agreement according to which the Company transferred to the Project SPV its respective rights in the land acquired in consideration of 50% shareholding and voting rights in the Project SPV. As of December 31, 2011 and the approval date of these financial statements the allotment of the shares by the Project SPV to the Company has not yet been executed since it is subject to certain regulatory provisions in respect of the land and the securing of sanctioned plans. However, as the Company holds the right to appoint two directors in the Project SPV's board which constitutes 50% of the voting rights in the Project SPV, the Project SPV's financial statements were proportionally consolidated (50%) with those of the Group's consolidated financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 -     INVESTMENT PROPERTY (CONT.)

D.	Charter Hall, U.S.:

In December, 2010, an indirect subsidiary of EPN Investment Management, LLC (“EPN”), signed an agreement to purchase seven retail shopping centers located in Georgia, Oregon and Florida in the U.S. from certain affiliates of Charter Hall Retail REIT.

On December 1, 2011, EPN Group acquired one shopping center in Georgia and opted not to acquire the remaining six shopping centers.  The purchase price for the Georgia property was $20.4 million, including $13.5 million (NIS 51.5 million), by way of assumed debt.

NOTE 14 -    OTHER ASSETS AND DEFERRED EXPENSES

Composition:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)
Cost
Prepaid leasehold rights	13,542	13,991
Other	9,778	17,883
	23,320	31,874
Accumulated amortization
Prepaid leasehold rights	10,160	10,494
Other	123	220
	10,283	10,714
Amortized cost	13,037	21,160

NOTE 15 -     INTANGIBLE ASSETS

Composition:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)
Cost
Goodwill (i)	63,033	51,883
Intangible assets - Intellectual property and other	25,325	-
Distribution rights	1,147	4,815
	89,505	56,698
Accumulated amortization and impairment
Distribution rights and others	15,090	8,382

Amortized cost	74,415	48,316

(i)
The goodwill is attributable mainly to the following cash generating units: an amount of NIS 29 million (2010: NIS 27 million) to the Bucuresti hotel, an amount of NIS 20 million (2010: NIS 18 million) is attributable to the activities of InSightec and an amount of NIS 14 million is attributable to the activities of Varcode.

The goodwill attributable to Bucuresti was tested for impairment based on the fair value of the Bucuresti complex which was determined in December 2011 based on independent third party appraiser who used the net operational cash flow expected to be generated from the hotel complex discounted in applicable interest rate

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 -     INTANGIBLE ASSETS

(i)	(Cont.)

The goodwill attributable to InSightec was evaluated by the Company's management, and as far as relevant, as derived from converted loans agreement signed by InSightec after the date of these financial statements, see note 31D.

The goodwill attributable to Varcode was tested for impairment based on independent third party appraiser who used the net operational cash flow expected to be generated from the activity discounted in applicable interest rate. The rate used as for December 31, 2011 was 25%.

The Group did not record any impairment loss in respect of its goodwill as a result of these impairment tests.

NOTE 16  -   SHORT-TERM CREDITS AND BORROWING RELATING TO TRADING PROPERTY

A.	Composition Short-term credits:

	December 31
	2 0 1 1		2 0 1 0
	Interest
	rate
	%	(in thousand NIS)

U.S. Dollar		-	86,039
EURO	Euribor + 0.4-5.5	212,787	242,915
NIS	Prime + 1.5-1.75	14,566	50,931
Others		-	-
		227,353	379,885
Current maturities		852,383	1,258,631
		1,079,736	1,638,516

B.	Composition Borrowings relating to trading property:

EURO	Euribor + 0.4-5.5	980,746	729,435
Others	13.25-15	143,285	78,595
		1,124,031	808,030

As described in note 2E, the Group's operating cycle in respect of trading property is more than twelve months. Accordingly, specific borrowings directly related to the trading property are classified as current liabilities.

C.	Liens and financial covenants - see note 23D and 23E respectively.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 -    PAYABLES AND OTHER CREDIT BALANCES

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Income taxes	12,283	13,314
Other governmental institutions	9,531	6,758
Wages and fringe benefits	30,473	41,692
Accrued interest payable	39,504	42,120
Real estate taxes payable	25,021	20,636
Related parties	2,900	7,423
Liability in respect of acquisition of trading property	7,148	8,051
Loan from third parties	39,521	25,013
Accrued expenses, commissions and others (*)	95,363	31,438
	261,744	196,445

(*)	The balance as of December 31, 2011 was increased mainly due to a provision with respect to the settlement described in note 23 B 6.

NOTE 18 -     OTHER LIABILITIES

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Liability in respect of construction services (i)	77,020	73,897
Income in advance	80,124	52,693
	157,144	126,590

(i)
Within the framework of an agreement for the acquisition of 75% holding in a company which holds the Casa Radio Project in Romania (Project Company), PC has undertaken to ensure that the Project Company will construct an office building for the Government of Romania at the Project Company’s own costs.

NOTE 19 -     BORROWINGS

A.	Composition:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)
At amortized cost:
Loans from banks and financial institutions (see D below)	2,673,287	2,213,161
Debentures issued by the Company (see E below)	2,480,058	2,672,347
Debentures issued by PC (see F2 below)	537,685	562,583
Convertible debentures issued by the Company (see G below)	104,139	101,450
	5,795,169	5,549,541
At fair value through profit and loss:
Debentures issued by PC (see F1 below)	707,384	1,233,351
	6,502,553	6,782,892
Less - current maturities (see note 23E)	(852,383)	(1,258,632)
	5,650,170	5,524,260

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -     BORROWINGS (Cont.)

B.	Linkage basis and interest rates:

	December 31, 2011
	Interest rates
	%	(in thousand NIS)

NIS	6.25	104,139
NIS	Israeli CPI + 4.5-6.0	3,549,480
NIS	Libor + 6	60,319
EURO	Euribor + 1.75-4.6	441,012
EURO	3.4-5.56	271,700
NIS (i)	Israeli CPI + 4.5-5.4	81,150
U.S. Dollar	Libor+ 2.65-4.0	651,598
U.S. Dollar	4.91-6.4	1,276,740
PLN	Wibor + 4.5	66,415
		6,502,553

(i)	As for swap transactions executed in respect of these debentures - see note 9A (iv).

C.	Repayment schedule:

December 31
2 0 1 1
(in thousand NIS)

2012 - current maturities	850,261
2013	1,357,502
2014	992,267
2015	1,195,631
2016	880,095
2017 and thereafter	1,226,797
6,502,553

D.	The following table provides breakdown of the Group's loans from banks and financial institutions:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Loans provided to the Company (i)	318,501	274,963
Loans provided to PC	74,903	14,657
Loans provided to Group Companies in the hotels segment(ii)	692,401	536,773
Loans provided to Group Companies mainly in the investment property segment (iii)	1,587,482	1,386,768
	2,673,287	2,213,161

(i)	For collaterals and financial covenants see also note 23 D (1) and E (1 and 2).

(ii)
In October, 2011 a subsidiary holding the Bucharesti hotel in Bucharest, Romania ("Bucuresti") consummated a refinancing of its loan. According to the Facilities Agreement, the bank ("Lender"), has granted Bucuresti a loan of up to €71.5 million (the "Loan"). The Loan shall be drawn down in two tranches, with Tranche A in the amount of approximately €62.5 million having been drawn down on September 29, 2011 and Tranche B in the amount of approximately €9.0 million to be drawn down between December 31, 2012 and March 31, 2013, subject to the satisfaction of certain conditions as stipulated in the Facilities Agreement.

 ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -     BORROWINGS (Cont.)

D.	The following table provides breakdown of the Group's loans from banks and financial institutions: (Cont.)

(ii)	(Cont.)

The Loan bears interest at the rate of 3 months Euribor rate plus a margin of 4.6% per annum. According to the facility agreement, approximately 17% of the principal will be paid during the term of the Loan in quarterly installments with the remainder to be paid as a bullet repayment at the end of the term. The final maturity date of the Loan is June 30, 2016.

The Loan will be secured by, inter alia, a first-ranking mortgage over the Radisson Blu Hotel, Bucharest and the Centreville Apart Hotel, and other commercial areas within such hospitality complex (the "Mortgage"). In addition, the Company is guarantee for (i) the annual debt service payments of Bucuresti (including interest, but excluding the final bullet repayment (an amount of 58 ); (ii) the principal amounts required to be prepaid by Bucuresti in order for it to meet certain financial covenants during the term of the Loan to the extent such financial covenants are not satisfied; and (iii), the obligations of Bucuresti towards the Lender solely in the event that the Lender is unable to exercise its rights under the Mortgage due to invalidity or other defects in respect of the Mortgage as set forth in the guarantee.

(iii)
In March 2011, EPN Group closed a $115 million non-recourse financing with a maturity date of April 2016. The finance is secured by 12 assets in the Trust’s Bison portfolio  For the sale of said in January 2012, see note 31C.

E.	Company's debentures

(1)	Following are the significant terms of the Company's debentures as of December 31, 2011:

				Amortized cost
	Linkage	Interest		as at December 31,
Series	basis	rate	Repayment terms	2 0 1 1	2 0 1 0
		%		(in thousand NIS)
A (ii)	Israeli CPI (i)	6.0	10 semi-annual equal installments commencing August 2009	338,142	477,564
B (ii)	U.S. Dollar	Libor+2.65	10 semi-annual equal installments commencing August 2009	28,083	36,476
C (ii)	Israeli CPI (i)	5.3	10 annual installments commencing September 2009	342,221	407,160
D (ii) (iii)	Israeli CPI (i)	5.0	8 annual installments commencing April 2013	858,804	750,987
E	Israeli CPI (i)	6.3	10 annual installments commencing July 2012	73,243	73,372
F	Israeli CPI (i)	5.7	6 annual installments commencing October 2010	371,224	468,559
G	Israeli CPI (i)	5.08	5 annual installments commencing December 2014	468,341	458,229
				2,480,058	2,672,347

Series A through G debentures are un-secured and non-convertible and are registered for trade on the Tel Aviv Stock Exchange (“TASE”).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -     BORROWINGS (Cont.)

E.	Company's debentures (Cont.)

(1)	Following are the significant terms of the Company's debentures as of December 31, 2011: (Cont.)

(i)	Linked to the increase in the Israeli CPI over the base index as of the date the debentures were issued.

(ii)
The debentures terms (except for series E, F and G) provide that the debentures will be prepaid by the Company at the option of the holders of the debentures under certain circumstances, including: (i), if the Company’s securities are de-listed from trade on both the TASE and the Nasdaq Global Select Market , (ii) if forced payment is required of another series of the Company's debentures, (iii) if a stay of proceedings is imposed by a court upon the Company and not rescinded within 45 days, and (iv) if the Company ceases to make payment on its debentures or if there is a material risk that it will cease to make such payments.

(iii)
In March 2011, the Company issued additional unsecured non-convertible Series D debentures to investors in Israel, by expanding the existing series, in an aggregate principal amount of approximately NIS 96 million for gross proceeds of approximately NIS 108 million (USD 28.2 million).

(2)	Buyback plan of Company's debentures

In May 2011, the Company’s board of directors approved the repurchase of up to NIS 150 million (approximately $43 million) of its series A through G debentures.

The repurchases will be made either on an arm's length basis through brokerage trading services. The board approval should not be deemed a commitment to purchase any debentures. The timing and amounts of any debentures repurchased will be determined by the Company`s management, based on its evaluation of market conditions and other factors. The repurchase programme may be suspended or discontinued at any time.

As for December 31 2011, the Company directly or by a subsidiary purchased NIS 67.6 million par value from various series, for a total consideration of NIS 53 million, resulting in a gain of NIS 25 million was recorded in the statement of income.  23.7 million par value of the debentures repurchased have been fully redeemed

Series	Par Value	Debentures repurchased that have been cancelled and removed from trading

A	10,694,480	3,380,000
C	21,207,221	3,611,497
D	15,834,938	4,910,157
E	1,810,000	1,810,000
F	13,073,732	5,000,000
G	5,000,000	5,000,000
	67,620,371	23,711,654

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -     BORROWINGS (Cont.)

F.	PC's debentures

PC's debentures are un-secured and non-convertible and are registered for trade in both the Tel Aviv Stock Exchange (“TASE”) and in Warsaw, Poland.

The debentures traded in TASE will be repaid by PC, inter alia, at the option of the trustee or the holders of the debentures if PC delays the publication of its financial statements for more than 60 days from the dates provided by applicable law, or if the debentures cease to be rated for a period of more than 60 days.

Following are the significant terms of PC's debentures as of December 31, 2011:

(1)	PC's debentures measured at fair value through profit and loss ("FVTPL”):

				Fair value		Payments to be paid contractually at maturity
	Linkage	Interest		as of December 31,		as of December 31,
Series	basis	rate	Repayment terms	2 0 1 1(ii)	2 0 1 0(ii)	2 0 1 1(ii)	2 0 1 0(ii)
		%		(In thousand NIS)		(In thousand NIS)

A	Israeli CPI (i)	4.5	8 annual equal installments commencing December 2010	170,839	310,514	266,986	303,760
B	Israeli CPI (i)	5.4	5 annual equal installments commencing July 2011	536,545	922,837	722,212	880,381
				707,384	1,233,351	989,198	1,184,141

(i)
The debentures are linked (principal and interest) to the increase of the Israeli CPI over the base index at the date of the debentures' issuance. As of December 31, 2010 PC had swap transactions in respect of part of its Series B debenture, which were fully closed during 2011.

(ii)
PC's debentures (except the additional Notes issued during 2009-2011 see below) were designated to FVTPL in accordance with the provisions stipulated in note 2U. The Fair value of PC's debentures as of December 31, 2011 and 2010 was determined based on their quoted market price in the TASE (see note 30D(2)d(.

(2)	PC's debentures measured at amortized cost

During 2009-2011, PC issued to Israeli Investors approximately an additional amount of NIS 88 million (approximately $23.0 million) in principal amount of Series A debentures for an aggregate consideration of approximately NIS 99 million (approximately $26 million), and an additional NIS 631.5 million principal amounts of Series B Notes (the "Additional Notes") for an aggregate consideration of approximately NIS 683 million. The terms of the Additional Notes are identical to PC's terms of the Series B debentures described above.

In November 2010, PC completed the first tranche of a bond offering to the Polish institutional investors. PC raised a total of PLN 60 million (circa NIS 72 million). The unsecured bearer bonds governed by Polish law (the “Bonds”) have a three year maturity and will bear interest rate of six months Polish Wibor plus a margin of 4.5% (9.45% as of December 31, 2011).. Interest will be paid to holders every six months. (See note 23 E (3)).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 19 -     BORROWINGS (Cont.)

F.	PC's debentures (Cont.)

(3)	Buyback plan of PC's debentures

In May 2011, PC’s Board of Directors approved a buyback plan in the total amount of up to NIS 150 million (approximately EUR 30.3 million) of its Series A and Series B Debentures, which are traded on the Tel Aviv Stock Exchange. Following the completion of the abovementioned plan, PC’s Board of Directors approved another buyback plan on December 23, 2011 of up to NIS 150 million (approximately EUR 30.2 million) of the abovementioned bond Series.

The repurchases were and will be made either on the open market on the Tel-Aviv Stock Exchange, or in privately negotiated transactions, or in a combination of the two. PC’s board approval should not be deemed a commitment to purchase any of its debentures. The timing and amounts of any debentures repurchased will be determined by PC`s management, based on its evaluation of market conditions and other factors. The repurchase plan may be suspended or discontinued at any time.

A company within the Group which is engaged in the debenture buyback programme of PC has secured its credit facility awarded by the financing bank by providing the first ranking charges on the debentures owned thereby.

As of December 31, 2011, PC directly and by a subsidiary has purchased a total of NIS 168 million par value Debentures (with adjusted value of NIS 194 million), for a total consideration of NIS 152 million (approximately EUR 30 millions) resulting in a gain of NIS 39 million (EUR 8 million) recorded in the statement of income. 35.5 million par value of the debentures repurchased have been fully redeemed.

Series	Par Value	Debentures repurchased that have been cancelled and removed from trading

A	25,234,641	10,020,936
B	142,853,847	25,476,672

G.	Company's convertible debenture

Series 1 convertible debenture issued by the Company in 2009 bearing a fixed interest rate of 6.25% per annum, without linkage. The Series 1 convertible debentures are to be paid in two equal installments on December 31, 2013 and December 31, 2014 and are convertible into the Company's ordinary shares at the price of NIS 128 per share until July 31, 2013 and at the price of NIS 200 per share thereafter.

The debentures are un-secured and are registered for trade in Tel Aviv Stock Exchange (“TASE”). The equity component of the convertible debentures amounted to NIS 19.3 million and it was calculated based on reports of a third party experts in accordance with the provisions mentioned in note 2U. Such equity component was recorded directly to the Company's 2009 shareholders' equity as share premium. The effective interest rate, while taking into consideration the equity component and issuance costs, is 4.9%.

H.	Liens and financial covenants - see note 23D and 23E.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -     OTHER LONG-TERM FINANCIAL LIABILITIES

Composition:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Grants from the Israeli Office of Chief Science ("OCS") (i)	24,827	23,636
Embedded derivative financial liability carried at fair value through profit and loss	2,417	1,599
Derivative measured at fair value through profit and loss (ii)	24,860	-
Loan from third parties (iii)	163,648	50,297
	215,752	75,532

(i)
The balance reflects the the fair value of the total  grants received from the OCS by InSightec net of royalties paid up to each balance sheet date discounted at the applicable interest rate for similar loans having the same terms and conditions (2011- 27%, 2010 -31%). InSightec is obliged to pay royalties to the OCS -in respect of products, the development of which was funded by grants provided by the OCS - at a rate of 3.5% of the revenues from said products as from 2007 and up to the amount of the grants received. InSightec has no obligation to refund the grants if sufficient revenues are not generated. InSightec’s technology developed with OCS funding is subject to transfer restrictions, which may apply after InSightec has fully refunded the grants received. In addition, the restrictions may impair InSightec’s ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company. The revenues used in determining the liability to the OCS are to be generated through 2021 as InSightec's management estimates that this is the year in which its obligation towards the OCS will be fully settled.

(ii)	a)
Within the framework of a credit agreement executed in September 2011 (see iii below) the Company granted to the Lender a warrant to purchase the Company’s ordinary shares at an exercise price of $3.00 per share during a two-year period commencing on March 31, 2012. The warrant will entitle the lender to purchase up to 9.9% of the Company's outstanding shares.

b)
As of the date of the statement of the financial position, PC has (effective from February 2011) interest rate and EURO/NIS swap with notional amount of NIS 127 million with Israeli financial institutions. PC paid a fix interest of 6.82 % and received 4.5% interest linked to the Israeli CPI with the same amortization schedule as the series A Debentures. The swaps are measured at fair value at the end of each reporting period with changes in the fair value are charged to the statement of income. The aggregate fair value of the swaps, relating to series A debentures, based on a valuation technique was a negative value in the amount of NIS1 million. This swap was settled in January 2012.

c)
During 2010, in respect of PLN linked bond issued by PC (refer to note 19 F (2)), PC entered into a EURO-PLN cross-currency swap transaction in the total principal amount of NIS 76 million  in order to mitigate the expected payments in PLN (principal and interest) and to correlate them with the EURO. PC will pay a fix interest of 6.98% and will receive an interest of six months WIBOR + 4 .5% with the same amortization schedule as the schedule of the Polish bonds. The fair value of the EURO-PLN cross-currency swap, based on independent valuation, was a negative value in the amount of NIS 10ֹmillion.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20 -     OTHER LONG-TERM FINANCIAL LIABILITIES (Cont.)

Composition: (Cont.)

(ii)	(Cont.)

d)
In respect of Suwalki project (commercial center under operation) loan, PC mitigates its exposure to cash flow due to floating interest rate. As a result, in June 2010, PC entered into interest rate swap (IRS) transaction notional amount of€ 25.1 million (NIS 124 million) in which it will pay fixed interest rate of 2.13% and receives Euribor three months on a quarterly basis starting on June 30, 2011 and ending on June 30, 2014. PC established a bail mortgage up to €4 million (NIS 20 million) encumbering the Suwalki project.

e)
In respect of Kragujevac project loan (commercial center under construction), PC mitigates its exposure to cash flow due to floating interest rate. PC entered into IRS transaction on its € 32.9 loan facility in which it will pay fixed interest rate of 1.85% and receives 3 months Euribor on a quarterly basis starting on January 1, 2012 and ending on December 31, 2014.

The aggregate fair value of the abovementioned two IRS, based on a valuation technique, was a negative value in the amount of  €1.3 million (NIS 6 million).

For commitments regarding the derivatives see note 30 C.(7) and 23 E (4)

(iii)
In September, 2010 DDR has originated a USD 14 million (NIS 49 million) (the Group share) mezzanine loan, to a subsidiary of EDT, secured by equity interests in six prime shopping center assets owned by EDT. The seven-year mezzanine loan has a fixed interest rate of 10% providing the flexibility to repay in whole or in part after December 2012.

In September, 2011, EPUS’s subsidiary Elbit USA, LLC, ("Borrower") entered into a loan agreement with Eastgate Property LLC, (“Lender”), pursuant to which the Borrower borrowed $30 Million (approximately NIS 110 Million). The loan bears denominated interest at the rate of 11.4% per annum and matures in one year, with an option of the Borrower either to extend the maturity for one additional year, in which case the interest rate would retroactively increase to 16.6%, or to prepay the loan at anytime without penalty.

As of December 31, 2011 management estimated that it would extend the repayment date of the loan, and accordingly the loan was classified as a long-term liability. The effective interest of the loan, taking into account the cost of raising the loan as well as the derivatives mention in note (ii) above is 25%. The loan is secured by a pledge granted by the Borrower, that as of December 31, 2011 holds indirectly approximately 12% of EDT Retail Trust, over its shares in the entities that own the interest in EDT Retail Trust (including the proceeds therefrom). In addition, the Company has granted , a pledge over its 50% interest in the Borrower's parent company, EPUS (including certain proceeds therefrom) and a guarantee of the Company to the Borrower.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 21 -     OTHER LONG TERM LIABILITIES

A.	Composition:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Provisions	6,881	8,881
Retirement benefit obligation (see B below)	4,953	4,177
Other	974	947
	12,808	14,005

B.	Retirement benefit obligation

The Group companies' liability to employees upon their retirement includes, primarily, voluntary and/or involuntary termination severance payments as well as adaptation grants. The liabilities are partially covered by ordinary deposits to employees’ accounts at accredited pension and severance-pay funds and/or by acquiring insurance policies. Such deposits are not under the custody or management of the Group companies.

The Company’s Executive President's terms of employment by EIL shall be taken into consideration in calculating the period of his employment with the Company, for all purposes. EIL undertook to transfer to the Company’s ownership all amounts deposited in severance-pay funds, in order to cover all rights accumulated throughout the period of the executive President’s employment with EIL. As of December 31, 2011, balances of approximately NIS 0.9 million have not yet been transferred to the Company.

The obligations of foreign subsidiaries in respect of severance-pay to their respective employees, in terms of the laws of their respective countries of residence, and various valid labor agreements are generally covered by ordinary payments executed to that end to governmental institutions, as well as by current payments to insurance companies for pension benefits and by the balance-sheet accrual.

The amount included in the balance sheet arising from the Group's obligation in respect of its defined benefit plans is as follows:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Present value of funded defined benefit obligation	14,965	20,093
Fair value of plan assets	(10,012)	(15,916)
Net liability arising from defined obligation	4,953	4,177

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	December 31
	2 0 1 1	2 0 1 0
	%	%

Discount rates	5-5.6	5.3
Expected return on plan assets	2.7-7.8	2.6-7.7
Expected nominal salaries increase	5	5

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     INCOME TAXES

A.	Composition:

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousand NIS)

Current	1,659	(1,076)	2,320
Deferred	86,295	6,087	(31,980)
In respect of prior years	(1,404)	(91)	(5,911)
	86,550	4,920	(35,571)

B.	Principle tax laws applicable to the major Group companies in their country of residence:

(1)	Israel

a.
The provision for current taxes of the Company and its  Israeli subsidiaries  was determined until 2007 in accordance with the provisions of the Israeli Income Tax Ordinance and the Income Tax Law (Adjustments for Inflation)-1985, which established the measurement of the results for tax purposes on a real basis pursuant to changes in the consumer price index.

In February 2008, an amendment to the Israeli tax was approved by the Israeli parliament which determined that the validity of the Adjustments for Inflation Law would end in 2007, and, commencing from 2008, the provisions of that law would no longer apply, except for transitional provisions intended to avoid distortions in the tax computations. In accordance with the amendment, from the tax year 2008 and thereafter, the adjustment of income for tax purposes to a real measurement basis will no longer be calculated.

Corporate tax rate applicable to companies in Israel in 2011 is 24% (in 2010 and 2009 - 25% and 26%, respectively).

On July 25, 2005 the Knesset passed the Law for the Amendment of the Income Tax Ordnance (No. 147), 5765-2005, which determined, inter alia, the gradual reduction of the tax rate for companies to 25% in the 2010 tax year and thereafter.

On July 14, 2009, the Knesset passed the Economic Efficiency Law (Amendments to Legislation for the Implementation of the Economic Plan for the Years 2009 and 2010), 5069-2009, which determined, inter alia an additional gradual reduction of the tax rate for companies to 18% in the tax year 2016 and thereafter. In accordance with the said amendments, the tax rates for companies that apply in the tax year 2010 and thereafter, are as follows: in the year 2010 -25%, in the 2011 tax year -24%, in the 2012 tax year – 23%, in the 2013 tax year – 22%, in the 2014 tax year – 21%, in the 2015 tax year – 20% and in the 2016 tax year and thereafter, a tax rate of 18% will apply to companies.

On September 26, 2011, the recommendations of the committee for social and Economic Change headed by Professor Manuel Trajtenberg were published, following which, on December 6, 2011, the Law for Change in the Tax Burden (Legislative Amendments), which is based on the recommendations of the taxation chapter of the Trajtenberg Committee, was published after having passed its third reading the day before at the Israeli Knesset.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     INCOME TAXES (Cont.)

B.	Principle tax laws applicable to the major Group companies in their country of residence: (Cont.)

(1)	Israel (Cont.)

a.	(Cont.)

Set forth below are the main changes in the new law in the field of corporate taxation:

(1)	Cancellation of reductions that were planned in the coming years in income tax and in corporate tax commencing from 2012.
(2)	Rise in corporate tax in 2012 to the rate of 25%.
(3)	Rise in the rates of capital gains tax and appreciation tax to the rate specified in Section 2 above.

b.	As from January 1, 2003, certain statutory provisions came into force and effect, concerning, among other things, the tax reform in Israel in respect of the following:

1)	(i)
Taxation of profits of foreign companies considered as Controlled Foreign Companies ("CFC"), if all the following conditions are met: (i) its shares or its rights on it are not listed in a stock exchange, however if they are partly listed, then less than 30% of the shares or of the rights of the company were offered to the public (ii) majority of revenues thereof are passive, as same is defined by law, or majority of profits thereof derive from passive revenues; (iii) the tax rate applying to the passive profits thereof in their country of residence does not exceed 20%; and (iv) more than 50% of the means of control therein are held, directly or indirectly, by Israeli residents. In accordance with the statutory provisions, a controlling shareholder in those companies having unpaid profits, as defined by law, is deemed to have been distributed as a dividend representing its respective share in such profits ("Deemed Dividend").

(ii)	Taxation of a dividend received in Israel, out of profits generated or accrued abroad, as well as a dividend originating abroad.

A Deemed Dividend and/or the distribution of dividends, as stated, will be subject to a tax rate of 25%, less withholding taxes which would have been paid abroad in respect of such dividend, had it in fact been distributed. Each Israeli assessee has the right to elect, at its sole discretion, to be assessed according to the Israeli corporate tax rate less taxes payable abroad in respect of these profits (including under certain circumstances taxes payable by a company held by the distributing company), as the case may be.

2)
Capital gain from the realization of assets which were acquired subsequent to January 1, 2003 will be taxed at a rate of 25%. Capital gain for assets which were acquired before January 1, 2003, will be taxed at a rate of 25% for the portion of the gain relating to the period subsequent to this date up to the realization date and corporate tax rate for the portion of the gain relating to the period from the acquisition date up to January 1, 2003.

3)	Method of loss offsetting - regarding business losses, capital losses, passive losses, marketable securities losses and CFC losses.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -     INCOME TAXES (Cont.)

B.	Principle tax laws applicable to the major Group companies in their country of residence: (Cont.)

(1)	Israel (Cont.)

c.
During 2004, the Company, EIL and Elscint have finalized an arrangement with the Israeli Tax Authorities, effective from December 31, 2002, whereby a new tax basis has been determined for the Company’s investments (on a consolidated basis) in foreign subsidiaries ("Regulated Revaluation" and "Regulated Assets"). The arrangement provides for no additional tax to be imposed in Israel on gains generated from the realization of Regulated Assets, and on dividends distributed therefrom, and all up to the amount of the Regulated Revaluation.

d.
On August 25, 2010, the Israeli Tax Authority approved the request made by the Company for restructuring (hereinforth - "restructuring approval"), in accordance with the provisions of the Tax Ordinance. Within the framework of the restructuring, the Tax Authority approved the execution of a procedure composed of several stages, at the end of which Elbit Medical Technologies Ltd., the direct subsidiary of the Company, became the owner of the Group's entire holdings in InSightec and in Gamida.

Within the framework of the restructuring approval, Elbit Medical Technologies Ltd. undertook, inter alia, to hold 15.4% of InSightec's shares, which were transferred to it from the Company, for a period of at least two years from the date of transfer. If the conditions determined by the Tax Authority will not follow, the said transfer will impose a tax liability on the Company or its transferring subsidiaries.

(2)	The Netherlands

a.
Companies resident in the Netherlands are subject to corporate income tax at the general rate of 25% (25.5% prior to the year 2011). The first €200,000 of profits are taxed at a rate of 20%. Tax losses may be carried backwards for one year and carried forward for nine years. As part of the measures to handle the consequences of the economic crisis, taxpayers can elect for an extension of the loss carry backwards period to three years (instead of one year). The election is only available for losses suffered in the taxable years 2009, 2010 and 2011. If a taxpayer makes use of the election, two additional limitations apply: (i) the loss carry forward period for the taxable years 2009, 2010 and/or 2011 will be limited to a maximum of six years (instead of nine years); and (ii) the maximum amount of loss that can be carried backwards to the second and third year preceding the taxable year will be limited to €10 million per year. The amount of loss that can be carried back to the year directly proceeding the taxable year for which the election is made will remain unrestricted.

b.
Under the participation exemption rules, income (including dividends and capital gains) derived by Netherlands companies in respect of qualifying investments in the nominal paid up share capital of resident or non resident investee companies, is exempt from Netherlands corporate income tax provided the conditions as set under these rules have been satisfied. Such conditions require, among others, a minimum percentage ownership interest in the investee company and require the investee company to satisfy at least one of the following tests:

(i)	Motive Test, the investee company is not held as passive investment;
(ii)	Tax Test, the investee company is taxed locally at an effective rate of at least 10% (calculated based on Dutch tax accounting standards);
(iii)	Asset Test , the investee company owns (directly and indirectly) less than 50% low taxed passive assets.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -    INCOME TAXES (CONT.)

B.	Principle tax laws applicable to the major Group companies in their country of residence: (Cont.)

(2)	The Netherlands

c.
Dividend distributions from a Netherlands company to qualifying Israeli corporate shareholders holding at least 25% of the shares of such Netherlands company is subject to withholding tax at a rate of 5% provided certain compliance related formalities have been satisfied.

(3)	India

The corporate income tax applicable to the income of Indian subsidiaries is 33. 2175%. Minimum alternate tax (MAT) of 19.93% (20% commencing the year 2012) is applicable to the book profits (i.e. profits shown in the financial statements), if the final tax payable is higher of the MAT liability or corporate tax payable. If taxes are paid under MAT, then credit to the extent of MAT paid over corporate tax is available (MAT credit). MAT Credit will be credited if the company has taxable profits in the following ten years. Capital gains on sale of fixed assets (on which tax depreciation has not been claimed) and real estate assets are taxed at the rate of 22.145% provided that they were held for more than 36 months immediately preceding the date of the transfer, or 33.2175% if they were held for less than 36 months. Dividends paid out of the profits are subject to Dividend Distribution Tax at the rate of 16.61%. There is no withholding tax on dividends distributed by an Indian company. Business losses can be offset against taxable income for a period of eight years from the incurrence year's end. There is no limit for carry forward of unabsorbed depreciation.

(4)	Cyprus

The taxation of companies incorporated in Cyprus is based on tax residence and all companies are taxed at the rate of 10%. Dividend income and profits from the sale of shares and other titles of companies are tax exempt. There is no withholding tax on payments of dividends to non-resident shareholders or shareholders that are companies resident in Cyprus. Companies, which do not distribute 70% of their profits after tax, as defined by the relevant tax law within two years after the end of the relevant tax year, will be deemed to have distributed as dividends 70% of these profits. A special levy at 15% will be payable on such deemed dividends to the extent that the shareholders (companies and individuals) are Cyprus tax residents. The amount of deemed distribution is reduced by any actual dividends paid out of the profits of the relevant year during the following two years. This special levy is payable for the account of the shareholders.

(5)	USA

a.
The US federal corporate income tax rate is 35%. Some states may also impose corporate income taxes, which vary from zero to approximately 12%, resulting in an effective corporate tax rate of generally around 40%. The federal tax rate on corporate capital gains is the same as that of ordinary income.

b.
The statutory withholding tax rate on US sourced income is generally 30%, which may be lowered under a relevant tax treaty. The US-Israel Tax Treaty sets a 17.5% withholding tax on interest payments to Israeli corporations, and a 25% or 12.5% withholding on dividends (depending on share of ownership).

c.
Due to EPN EDT's acquisition of the remaining shares of EDT, the REIT elections of REIT I and REIT II were terminated effective January 1, 2011 as a result of the closely-held nature of EPN Group. As such, the REITs are subject to US income taxes as a C-corporation at maximum of 35% of taxable income.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -    INCOME TAXES (CONT.)

C.	Effective tax rate:

The following is reconciliation between the income tax expenses computed on the pretax income at the ordinary tax rates applicable for the Company ("the theoretical tax") and the tax amount included in the consolidated statement of operations:

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousand NIS)

Company's statutory tax rate (%)	24	25	26

Profit (loss) before income taxes	(170,216)	77,638	(706,549)
The theoretical tax	(40,852)	19,410	(183,703)
Differences in tax burden in respect of:
Exempt income, net of unrecognized expenses	17,646	(63,226)	24,410
Prior-year losses for which deferred taxes had not previously been recorded, including utilization	(29,295)	(10,114)	(7,781)
Losses and other timing differences for which deferred taxes had not been recorded	143,564	144,919	128,815
The effect of different measurement principles applied for the financial statements and those applied for income tax purposes (including exchange differences)	(52,998)	(145,767)	(17,518)
Differences in tax rates on income of foreign subsidiaries	49,049	59,046	22,576
The Group's share in results of associated companies	1,754	1,450	3,736
Taxes for prior years	(1,404)	(1,463)	(5,911)
Changes in future tax rates	(1,309)	-	-
Other differences, net	395	665	(195)
	86,550	4,920	(35,571)

D.	Carry forward losses and deductions:

As of December 31, 2011 the Group companies had accumulated tax losses and deductions amounting to NIS 3,438 million, which may be utilized in the coming years against taxable income at rates ranging from 10% to 35% depending on the country of residence. The realization of the carry-forward losses is subject to taxable income available in those periods when these losses are deductible. As to the limitation on utilizing InSightec’s losses as a result of a merger pursuant to section 103 of the Income Tax Ordinance, at the amount of approximately NIS 82 million.

Tax laws in respect of certain Group subsidiaries operating outside of Israel have set a time limitation on the utilization of losses. Accordingly, the right to utilize carry-forward losses in the amount of NIS 3,438 million, against taxable income, will gradually expire over the following years:

December 31
2 0 1 1
(in thousand NIS)

2012	6,331
2013	21,525
2014	72,941
2015	105,715
2016 and thereafter	3,006,131
3,212,643

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -    INCOME TAXES (CONT.)

E.	Deferred income taxes:

(1)	Composition:

	Year ended December 31, 2011
	Balance as of January 1, 2011	Charge to profit and loss account	Charged to foreign currency translation reserve	Charge to AFS reserve	Foreign currency translation adjustments	Changes in the tax rates	Balance as of December 31, 2011
	(In thousand NIS)
Accelerated depreciation differences in respect of property plant and equipment and fair value adjustments of investment property	(34,294)	(44,395)	-	-	(1,163)	-	(79,852)
Differences between fair value of real estate at acquisition and related cost for income tax purposes	(20,704)	413	-	-	(511)	-	(20,802)
Timing differences - income and expenses	(645)	(76,212)	(3,695)	2,215	499	-	(77,838)
Carry forward tax losses and deductions	38,608	33,899	-	-	1,004	(287)	73,224
Net deferred taxes	(17,035)	(86,295)	(3,695)	2,215	(171)	(287)	(105,268)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -    INCOME TAXES (CONT.)

E.	Deferred income taxes: (Cont.)

(1)	Composition: (Cont.)

	Year ended December 31, 2010
	Balance as of January 1, 2010	Charge to profit and loss account	Charged to foreign currency translation reserve	Charge to hedging reserve	Foreign currency translation adjustments	Initially-consolidated subsidiary	Balance as of December 31, 2010
	(In thousand NIS)
Accelerated depreciation differences in respect of property plant and equipment and fair value adjustments of investment property	(33,031)	(3,553)	(2,594)	-	4,936	(52)	(34,294)
Differences between fair value of real estate at acquisition and related cost for income tax purposes	(27,354)	(1,549)	-	-	3,067	5,131	(20,704)
Timing differences - income and expenses	(18,317)	(4,840)	22,314	-	198	-	(645)
Carry forward tax losses and deductions	39,438	3,852	-	-	(4,681)	-	38,608
Net deferred taxes	(39,264)	(6,090)	19,720	-	3,520	5,079	(17,035)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -    INCOME TAXES (CONT.)

E.	Deferred income taxes: (cont.)

(2)	The deferred taxes are presented as follow:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Long-term liabilities	(108,642)	(19,773)
Long-term receivables	3,374	2,738
	(105,268)	(17,035)

(3)	The Group did not record deferred tax assets in respect of the following items:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)
Accelerated depreciation differences in respect of property plant and equipment and investment property	(9,375)	34,875
Timing differences - income and expenses	52,878	7,330
Carry forward tax losses and deductions	670,205	621,289
	713,708	663,494

F.	Final tax assessments:

The Company, Elscint and certain Israeli subsidiaries have received final tax assessments, through 2003. Certain foreign group companies have received final tax assessments while others have not been assessed since incorporation.

G.	Deferred taxes in respect of investment in investee companies:

As of December 31, 2011, the Group did not record deferred tax liability, in respect of gains from realization of certain investee companies or upon receiving their retained earnings as dividend, in the amount of NIS 201 million.

H.
The total accumulated current and deferred taxes expenses, which were charged directly to the shareholders' equity, as of December 31, 2011, and 2010 is NIS 1,480 and NIS 24,093 thousands , respectively.

I.	Tax Merger:

On March 7, 2011 the Company and Elscint have completed merger procedure according to which the Company has merged Elscint ("Merger"). In accordance with a pre ruling from the Israeli Tax Authorities, the Merger will not impose any tax liability on the Company and Elscint. The merger however is subject to several conditions as specified below:

(1)
Majority of the assets transferred to the Company in the Merger and majority of the assets owned by it immediately prior to the Merger will not be sold during the period of two years following the Merger date. For this purpose, “majority of the assets” are the assets which market value at the Merger date was more than 50% of the total market value of the Company’s assets on that date;

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 22 -    INCOME TAXES (CONT.)

I.	Tax Merger: (Cont.)

(2)
The Controlling Shareholder of the Company is not allowed to sell more than 10% of the Company’s total shares, and/or to dilute its rights in the company under 25.29%, at any time during the two years following the Merger date.

NOTE 23 -    COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS

A.	Commitments:

(1)	Hotels' management fees

The Group’s hotels located in the Netherlands are managed by Park Plaza Hotel Group ("Park Plaza") and the Group's hotels located in Romania and Belgium are managed by the Rezidor Group ("Rezidor" and together with Park Plaza "Management Companies"). The respective Group's companies owning the hotels will pay the Management Companies certain agreed upon fee  which will be calculated as percentage from the hotels room revenue or from the total revenue ("Base fee") as well as certain agreed upon percentage from the hotels gross operating profit ("Incentive fee") and all as defined in the agreements. The companies owning the hotels will also participate in certain portions of the expenses incurred by the Management Companies in the course of performance of their due obligations (mainly marketing and advertising expenses). Within the terms of the management agreements with Park Plaza the  Group's companies were granted a sub-franchise by Park Plaza allowing them the utilization, throughout the term of the management agreements, of the "Park Plaza" name, in relation to the hotels owned and operated thereby, in consideration for royalties not exceeding certain percentage of their room revenues ("Franchise fee"). For amounts paid in 2010 and 2011, See note 26 F.

In 2010 a new management agreement with Rezidor was signed which includes not only Radisson Blu Bucuresti hotel but also apartment hotel complex in Bucharest, Centreville. The new agreement which is in force commencing December 2010 will be effective till 31/12/2033.

Upon the termination of the management agreements by the Group, the companies owning the respective hotel (except the Bucharesti hotel) are obliged to pay to the respective Management Company an amount equal to the Base fee, the Management  fee and the Franchise fee (if applicable), paid to the Management Company in the 12 months period preceding such termination. In the specific event of a sale of the Victoria Hotel in Amsterdam, Park Plaza shall also be entitled to receive 2.5% of any profit generated from such a sale.

(2)	InSightec - global distribution agreement

In 2005 InSightec signed a Global Distribution Agreement with GE Healthcare (hereinafter; “GEHC”) according to the agreement, as amended from time to time, GEHC was awarded exclusive distribution rights in U.S, Canada and Japan, for marketing and sale of all InSightec's products, subject to compliance with specific business threshold requirements. The agreement also enabled InSightec to continue direct sales of its products worldwide except for the U.S, Canada and Japan. Prices have been agreed for cases in which GEHC purchases products for the purpose of reselling to final customers, and sale commissions were agreed as a percentage dependent on the degree of involvement by the GE sales department For a new agreement entered into with GE in early 2012, see note 31 D.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

A.	Commitments: (cont.)

(3)	Investment properties' management fee

EDT’s investment properties located in the United States are managed by Developers Diversified Realty Corporation, an Ohio corporation specializing in real estate investments and assets management ("DDR"), which is also 50% co-owner of the U.S. manager (see note 3). In accordance with the management and operating agreement the respective Group's companies owning such investment properties pay DDR fees for providing property management, construction management and leasing commission for rental of space to tenants and all as defined in the agreements. DDR may also be paid for maintenance services, performing legal services, tax preparation services, asset disposition fees and loan extension fees. In general, the management's agreement per each asset is for an initial term of 10 years plus (2) 5 year options subject to various termination rights. The initial term of the management agreements expires between 2013 and 2016. For amounts paid in 2010 and 2011 See note 26E.

(4)	Minimum future rental payments

Minimum future rental payments due under the Group's current operating leases as of December 31, 2011 are as follows:

Year ended December 31,	(in thousand NIS)

2012	47,956
2013	47,529
2014	45,916
2015	44,427
2016	44,212
Thereafter	409,486
639,526

(5)	Commitments in respect of construction services

The Aggregate amount of the Group's commitments in respect of construction services and in respect of purchase of plots totaled, as of December 31, 2011, approximately NIS 747 million including estimated payments to related party see note 27 A (1).

(6)	Elbit Trade - franchise agreements

(a)
Elbit Trade and Retail Ltd. (formerly Mango) ("Elbit Trade") is a party to a distribution, support and service agreements signed in May 2005 with a third party for a 10-year period,  which entitled it to market the brand name MANGO-MNGTM in Israel.

(b)
Elbit Trade is a party to a franchise agreement executed in October 2007 with a third party for a term of 5 years (with an automatic renewal for an additional 5 year term) which entitled it, to market the brand name G-Star in Israel.

(c)
Elbit Trade is a party to a franchise agreement which grants it, the exclusive rights to market the Gap and Banana Republic brand names in Israel. The term of the franchise agreement is for 5 years ending in July, 2014 with an extension of an additional 5 year term, subject to fulfillment of certain conditions that includes among others minimum purchase quantities.

(7)	As for commitments to related parties- see note 27.

(8)	In relation to commitments deriving from lease agreement with Israel Land Authority see note 12F.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims:

Certain legal claims have been filed against the Group's companies, including some claims that have been applied to certify as class actions suits.

In the opinion of the managements of the Group, which is based, inter alia, on legal opinions as to the probability of the claims, including the applications for their approval as class actions, appropriate provisions have been included in the financial statements (including provisions in respect of discontinued operation), with respect to the exposure involved in such claims. As of December 31, 2011 the Group included provisions for claims (including claims in respect of discontinued operation) in the total amount of approximately NIS 4 million. See notes 21 and 29.

In the opinion of the managements of the Group's companies, the amount of the additional exposure as of December 31, 2011, in respect of claims with chances to be realized that are not remote, amounts to approximately NIS 48 million (excluding class actions and claims in which the exact amount was not stated). Said amount does not include interest. In respect to motions to certify certain claims as class actions, for which the Group has additional exposure in excess of the aforesaid (due to the fact that the exact amount of the claim was not stated in the claim), see items B1and B2 below.

Following are the Group's material claims as of December 31, 2011:

(1)	The Company - application for 1999 class action

In November 1999, a number of institutional and other investors (the "Plaintiffs"), holding shares in Elscint, instituted a claim against the Company, Elscint, EIL, Control Centers Ltd, past and present officers in the said companies and others. Together with the claim a motion was filed to certify the claim as a class action on behalf of everyone who was a shareholder in Elscint on September 6, 1999 and until the submission of the claim, excluding the Company and certain other shareholders. The claim alleges suppression of the minority shareholder rights, causing monetary damage due to, inter-alia, the sale of the control over Elscint to the Company’s Executive President and a breach of a tender offer made by the Company to purchase the minority share in Elscint and an agreement between the Company and the Company’s Executive President for the sale of the business of Elscint to the Company at a lower value. The Plaintiffs allege that the value of Elscint’s shares dropped during the period between February 24, 1999 and up until the date at which the claim was instituted from $13.25 per share to $7.25. The relief sought is an order for the Company to consummate the purchase offer for $14 per share, and alternatively, to purchase Elscint's shares held by the Plaintiffs at a price to be set by the court. In January 2009, the district court dismissed the Plaintiffs' motion to certify the claim as a class action, which was appealed by them in March 2009. As of the approval date of the financial statements, the request for class action status is still awaiting Supreme Court's ruling.

The motion for Discovery

On May 20, 2009, the Plaintiffs filed a motion for discovery claiming that the court dismissed only their motion to certify the claim as a class action, while their personal and/ or derivative claims were still pending. On June 30, 2009, the district court dismissed the Plaintiffs motion for discovery. The court expressed, inter alia, its opinion that the Plaintiffs could not continue to plead this case as a derivative claim, and ordered the Plaintiffs to file a notice detailing their reasons as to why should the court not dismiss these proceedings altogether, while maintaining the Plaintiffs' right to file individual claims.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims: (Cont.)

(1)	The Company - application for 1999 class action (Cont.)

On November 5, 2009, 18 out of 31 plaintiffs (two of them later withdrew their claims) filed their position, according to the court's decision of June 30, 2009, regarding the question whether the claim should be dismissed in limine. The remaining 13 Plaintiffs have not filed their position. The Plaintiffs claimed that all proceedings before the district court should be postponed until the Supreme Court gives its decision on the appeal.

As for a dispute with an insurer which insured this law suit -see C 5 below.

Management estimates, based on the Group's legal counsels belief, that - in light of the decision to dismiss the claim in the first instance and further motions in which the court expressed its opinion that the Plaintiffs could not continue to plead this case as a derivative claim; and based on the information and the documents delivered to them as of December 31, 2011 - the probability of the claim being upheld is no greater than 50%.

(2)	The Company - application for 2006 class action

On September 6, 2006 a third party (the "Plaintiff") instituted two claims before the Haifa District Court in which he sued the Company, Elscint, EIL, Control Centers Ltd. and others.

These statements of claim are almost identical to the claim detailed in section (1) above and the Plaintiff asked to combine the hearings of these statements with the above said matter. In the statements of claim the Plaintiff asked to approve the claims he had instituted as class actions, however up to the date of the approval of these financial statements no separate motions have been served asking to certify the claims as class actions. In the first claim, the Plaintiff alleges acts of oppression towards the Company's shareholders and in the second claim the Plaintiff alleges acts of oppression towards Elscint's shareholders.

The main relief sought in the claim is compensation, which consists of (i) punitive damages for the acts of the defendants; and (ii) damages for “mental anguish” to the Plaintiff and to the proffered class. In addition, the Plaintiff is also suing for compensation for the difference between the price at which Elscint shares were actually sold by the Plaintiff and the proffered class members and for the sum of $14, plus interest and linkage differences since 1999. Furthermore, the Plaintiff is also claiming for harm caused to the value of his holdings in the Company's shares. It will be noted that the statements of claim in both proceedings require clarifications, due to the wording of the claims. In addition, the court asked the parties to refer to the issue of the overlap between the claims lodged by the Plaintiff and the institutional claim detailed in section (1) above. No decisions have yet been given in this matter.

The Group's legal counsels are of the opinion that- in light of the early legal stages of these proceedings, before the lodging of statements of defense or responses to the applications to certify the claims as class actions, and even before any substantive hearing has been held on the motion to certify the claim as class action and/or of the claim - it is difficult to evaluate the chances of the proceedings.

Nevertheless, management estimates, based on the Group's legal counsels belief that- taking into account, amongst other things, the great similarity with the claim mentioned in section (1) as detailed above, and given that these proceedings were instituted without legal representation for the Plaintiff, at this stage, and so long as the Plaintiff is not represented in the proceedings - the probability of the claims being upheld is not greater than 50%.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims: (Cont.)

(3)	The Company and its subsidiaries - other claims

The Company and its subsidiaries are parties to several written demands as well as certain court claims, filed against them by third parties (including governmental institutions), some without any specified amount, and others in the aggregate principal amount of $10 million (NIS 38 million), as royalties or compensation for damages allegedly caused as a result of the companies’ actions and/or products, which mainly relate to the medical imaging business sold by Elscint in 1998 and 1999. Management of the companies believes, based-inter alia- on legal opinions and/or on past experience that no material costs will incur thereof as a result of said claims and or written demands exceeding the provisions included in respect thereof in the financial statements.

(4)	Claims filed by a former employee of EIL group

(a)
A former employee of EIL group (the "Plaintiff") filed in October 2005, a lawsuit against Vectory Investments Ltd. ("Vectory") (a company in EIL group). The claims are based on an agreement signed between the Plaintiff and Vectory in February1998. The Plaintiff requested the court to issue a mandatory injunction against Vectory ordering it to transfer the Plaintiff shares of certain Investees of the Group (including InSightec and Gamida Cell) and shares of other companies within the EIL Group. The Plaintiff evaluated his claim in an aggregate amount of NIS 285,000.

In January 2006 Vectory filed a statement of defence in respect of this claim and further added and instituted a counterclaim against the Plaintiff in the sum of NIS 15 million alleging that the plaintiff breached the duties imposed on him under the above said agreement between the parties and that he must consequentially compensate Vectory for the full damages sustained by it for the actions and failures contrary to the provisions of the agreement.

In August 2010, the Court gave a ruling accepting the majority of Vectory's claims in the lawsuit against Vectory and determined that the former employee of EIL group does not have any rights in the Company nor in InSightec and Gamida Cell. The Court also gave a ruling dismissing Vectory's counter claim. In October, 2010, a mutual appeal was filed by both parties.

In January 2011, the Labour Court passed its judgment setting a session for January 23, 2012 ("Court Session") and dates for summing up. In September 2011, the Plaintiff requested to add additional evidence to which Vectory responded, and the court delayed any decision until the Court Session. In January 2012, the parties submitted their summations and responses thereto and the Plaintiff submitted an application for the division of his remedies which would allow him a new financial claim. The court deferred any ruling until the Court Session with respect thereto. In the Court Session, the court ruled that it will delay any judgment on the appeals submitted by the parties until the parties return to mediation and also ruled that the parties are required to provide the court with notice as to the outcome thereof within 30 days. After the notice, the court ruled that it would decide how to proceed after the parties have their opportunities to complete their claims. The court did not rule on the additional evidence or the division of remedies. The parties submitted their mediation layout to the court, which was approved, and the court requested an update no later than April 30, 2012.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims: (Cont.)

(4)	Claims filed by a former employee of EIL group (Cont.)

(b)
In May 2006 the Plaintiff instituted an action against the Company, the Company's Chairman of the board at that time and Control Centers. In the action the court was asked to declare the annulment of any resolution passed, if any, and/or to be passed, by the Company, by use of the shares which are the subject of the rights alleged by the Plaintiff, as described in (a) above, dealing with the grant of any benefits to the Company's chairman of the board and/or to Control Centres and/or members of the board of directors and/or the management companies under the control of the Company's chairman of the board and/or Control Centres and all with respect to the Company's general meeting held on May 31, 2006.

Alternatively, the court was asked to rule that at every meeting convened as aforementioned, the shares which are the subject of the alleged rights of the plaintiff would be counted in the part objecting to the passage of such resolutions, while maintaining the Plaintiff's rights to institute the appropriate legal proceedings to prevent harm, to him as a minority shareholder in the Company.

Further alternatively, the court was asked to rule that at every meeting to be convened to pass such resolutions as aforementioned, the shares which are the subject of the plaintiff’s alleged rights will not be counted as agreeing with the said resolutions and not as part of the objecting votes, while maintaining the plaintiff’s rights to institute such proceedings. Underlying this action is a factual base which is similar to additional claims made by the plaintiff against the Company's Executive President and companies controlled by him as described in (a) above. Following the defendant's request, on December 4, 2008 the court handed down its decision to postpone the proceeding in this matter untill the Court's ruling upon the other actions filed by the plaintiff.

The Company's legal counsels noted that in this claim, the plaintiff did not ask for a financial remedy from the Company and the maximum exposure to a financial remedy from the Company, manifested in the payment of the attorney’s fee and/or court expenses.

Management estimates, based on the Company's legal counsels belief, that- to the best of their understanding (and also considering, inter alia, that this matter is in its preliminary legal stages, and that statements of defense have not yet been lodged, nor has any hearing been held on material matters on the claim, and also considering the fact that they have not yet received all the information and documents in connection with this claim, and have not yet interviewed all the relevant entities - the probability of the claim being upheld is not greater than 50%.

(5)
The Company and certain of its subsidiaries received from the Tax Authorities corporate tax and VAT assessments for the years 2005-2009 in the total amount of NIS 87 million (excluding interest). The Company, based on the advice of its tax consultants, disagrees with the arguments raised by the Tax Authorities. With respect to some of the assessments, the Company will pursue further deliberation with the Tax Authorities and with respect to the others, the Company has appealed to court.

(6)
On April 7, 2010, a lawsuit was filed in the US ("Litigation") by past customers of InSightec (the "Plaintiffs") who in 2005 and 2006 purchased systems from InSightec. This lawsuit was filed against InSightec, its US Subsidiary (InSightec Inc), two InSightec's officers, InSightec's shareholders as well as against a number of bodies which are not associated with InSightec (the "Defendants"). The lawsuit asserted claims based on alleged representations by the Defendants in connection with, and following, the sale of the systems to the Plaintiffs.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

B.	Claims: (Cont.)

(6)	(Cont.)

On March 25, 2012 InSightec announced the Company that it has made progress towards the signature of a settlement agreement, in the frame of which an amount which is provided in these financial statements, agreed upon by the sides, would be paid by InSightec, leading to the dismissal of all claims and prejudice, without an admission of either side to the other side's allegations. Upon completion of the settlement, InSightec intends to finance the said amount mainly by the convertible loans it was provided with. (For information about the convertible loans provided to InSightech, see note 31 D). It will be noted that there is no certainty as for the completion of the settlement or the signature on a final agreement, nor for the final terms of such an agreement. The full affect of the settlement has been reflected in the Company’s financial reports as of December 31st, 2011.

(7)	Other legal proceedings in the ordinary course of business

The Company and its subsidiaries are currently involved in various legal proceeding relating to their ordinary course of business. Although the final outcome of these claims cannot be estimated at this time, the managements of these companies believe based on legal advice, that the claims, individually and in the aggregate, are not expected to materially impact the Company's financial statements.

C.	Other contingent liabilities

(1)	Indemnification to directors and officers of the Company

The General Meeting of the Company's shareholders approved the grant of prospective indemnification undertaking to directors (including the controlling shareholder) and officers (including in their capacity as officers of subsidiaries). Total aggregate indemnification shall not exceed the lower of 25% of the shareholders' equity as recorded in the Company's most recent financial statements prior to such payment, or $40.0 million, and all in excess of an amount paid (if paid) by insurance companies under certain risk policies. The Company’s Board of directors and Audit committee also approved an exemption of officers from liability for any damage caused by breach of a duty of care towards the Company.

(2)	Indemnification to directors and officers of Elscint

Elscint shareholders approved, in their General Meeting (in October 2000), the grant of prospective indemnification undertaking to directors and officers of Elscint (including in their capacity as officers of subsidiaries). Total indemnification shall not exceed the lower of 25% of the shareholders' equity as set forth in Elscint's most recent consolidated financial statements prior to such payment or $50.0 million, in excess of any amounts paid (if paid) by insurance companies pursuant to insurance policies maintained by the Company from time to time. Elscint’s shareholders also approved an exemption of directors and officers from liability in respect of any damage caused to Elscint by breach of duty of care.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (Cont.)

(3)	Indemnification to directors and officers of Plaza Centers

PC is obliged to indemnify and to hold harmless its directors and officers, to the fullest extent permitted by the laws of any relevant jurisdiction, against any liability arising out of their powers, duties or responsibilities as a director or officer of any PC group member. Such indemnification was approved for grant by PC's board. In November 2007 the Company's shareholders approved the grant of deed of indemnity to one of PC's directors who serves as a non- executive director of PC and as the chairman of the Company, and to the Company's Executive President who serves as PC's Executive of the Board and its controlling shareholder, save that the maximum indemnification -shall not exceed 25% of the shareholders equity of PC based on PC's last consolidated financial statements prior to such payment.

(4)          a.          Indemnification to directors and officers of InSightec

InSightec is obliged to indemnify and to hold harmless its directors and officers (including InSightec’s chairman of the board of director who is also the Company's Executive President and controlling shareholder and some of the Company’s officers), to the fullest extent permitted by the laws of any relevant jurisdiction, against any liability. The total indemnity for each of InSightec's directors and officers, in accordance with the letter of indemnity (in addition to the amounts received from the insurers), will not exceed the lower of $10 million and $3 million with the addition of 25% of InSightec's shareholders' equity, in accordance with its latest audited financial statements (as long as it’s equity is positive) with the addition of the reimbursement of legal expenses totaling $1 million, subject to the terms and conditions laid down in the letter of indemnity.

Furthermore, InSightec granted its officers and directors an exemption from all responsibility and any damage that will be caused to InSightec by them, in case of breaching their obligation of caution, (with the exception of the breach of the obligation of caution in division, as defined in the Israeli Companies Law) subject to the Israeli Companies Law. Letter of indemnity and exemption provision constitutes a transaction with the controlling shareholder of the Company, as is defined in the Corporate Act, and requires the approval of the Company's general shareholders' meeting.

b.	Indemnification to directors and officers of Gamida

In September 2006, Gamida (associated company) granted its Board members including the Company's Executive President and controlling shareholder, a letter of indemnity for any monetary obligation with respect to a claim, including a compromise agreement or arbitration verdict, carried out in respect to actions taken by the director during the time of the service as Gamida's or Gamida's subsidiary's Director and in such capacity, as well as with respect to reasonable legal expenses including payments of legal fees expended by the Directors a result of an investigation or proceeding instituted against the Director. On September 16, 2010 the aforementioned transaction had been approved by the general meeting of the Company, providing that the letters of indemnity awarded to the Company controlling shareholder will not exceed 25% of Gamida's shareholders equity.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23 -    COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities (Cont.)

(4)	(Cont)

c.	Indemnification to directors and officers of Elbit Technologies

In November 2010, the shareholders' of Elbit Medical approved an exemption and indemnification to directors and officers of Elbit Technologies (including representatives of the Company's Executive President and controlling shareholder and some of the Company's officers). In the framework of the exemption and indemnification letter, Elbit Technologies exempted the recipients of the indemnification letter from liability for actions performed while on duty as officers of Elbit Technologies or its subsidiaries or a Company in which Elbit Technologies is an interested party. The total indemnity that Elbit Technologies shall pay to each of the recipients of the indemnification letter (in addition to amount received from the insurance companies according to the insurance policies) shall not exceed USD 40 million. The maximum amount of indemnification shall not be affected by payment according to the insurance policies or from their existence. Receiving indemnity shall not prejudice the rights of the recipients of the indemnification document to receive insurance money, unless the indemnity amount was already covered by the insurance companies or by any third party.

The undertakings of Elbit Technologies towards the directors and officers (including the representatives of Company's Executive President and controlling shareholder and some of the Company's officers) as set forth above, in the framework of the indemnification document, shall remain in effect also after the end of tenure of the later provided that the liability is due to acts performed during their tenure as directors and officers as aforementioned.

(5)
The Company received, in 2003, a letter from a certain insurer ("the Insurer") of EIL, Elscint and the Company (the "Insured Companies"), which insured against, inter alia, the lawsuit as described in item B(1) above, alleging against the Insured Companies, inter alia, that the Insured Companies have breached their disclosure duties under Section 6(a) to the Insurance Contract Law 1981, by failing to disclose to the Insurer material information prior to the issuance of additional cover to the policy purchased by EIL (the "Policy"), effective as of July 1999 (the "Additional Cover"), and prior to the replacement of the Policy and the Additional Cover by the issuance of a new policy effective as of August 1999 (the "Replacement Cover"). The letter states that the Policy, Additional Cover and Replacement Cover (the "Insurance Cover") issued by the Insurer will be cancelled unless the Insured Companies indicate that circumstances as at the issuance of the Insurance Cover differ from those stated in the letter. The Company's legal counsel replied on behalf of the Insured Companies on March 20, 2003, rejecting all allegations. As of the date of approval of these financial statements the Company has not received any reply thereto from the Insurer

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23-     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities: (cont.)

(6)	Indemnifications relating to sale of real estate assets

In the framework of the transactions for the sale of the Group's commercial centers, the Group has undertaken to indemnify the respective purchasers for any losses and costs incurred in connection with the sale transactions. The indemnifications usually include: (i) Indemnifications in respect of integrity of title on the assets and/or the shares sold (i.e: that the assets and/or the shares sold are owned by the Group and are free from any encumbrances and/or mortgage and the like). Such indemnifications generally survived indefinitely and are capped to the purchase price in each respective transaction. To the Company's management best knowledge as of the approval date of these financial statements, no claim of any kind was received at the Group with respect to these indemnifications; and (ii) Indemnifications in respect of other representation and warranties included in the sale agreements (such as: development of the project, responsibility to defects in the development project, tax matter and others). Such indemnifications are limited in time (generally 3 years from closing) and are generally caped to 25% to 50% of the purchase price. The Tax authorities have challenged the applied tax treatment in two of the entities previously sold in Hungary Currently the issue is being re-examined by the second instance of the authorities. The Group's management estimates, based, inter alia, on a professional opinion and past experience, that no significant costs will be born thereby, in respect of these indemnifications.

(7)	Pending lease payments to a purchaser of a commercial center

A former subsidiary of PC incorporated in Prague, Czech Rep. ("Bestes"), which was sold in June 2006 is a party to an agreement with a third party ("Lessee"), for the lease of commercial areas in a center constructed on property owned thereby, for a period of 30 years, with an option to extend the lease period by additional 30 years, in consideration for €6.9 million (NIS 32.7 million), which as of the balance sheet date has been fully paid. According to the lease agreement, the Lessee has the right to terminate the lease subject to fulfillment of certain conditions as stipulated in the agreement. Within the framework of the agreement for the sale of Bestes to Klepierre in June 2006, it was agreed that PC will remain liable to Klepierre in case the Lessee terminates its contract.  PC’s management is of the opinion that this commitment will not result in any material amount due to be paid by it.

(8)
PC is retaining the 100% holding in all its projects in Serbia after it was decided to discontinue the negotiations with a Serbian developer. PC has an obligation to pay the developer in any case there is major progress in the projects. The total remaining obligation is €0.9 million (NIS 4.5 million).

(9)
In 2001, the "Elezra Group" won the right to purchase, through privatization, the shares of the State of Israel owned Afridar - Ashkelon Housing and Development Ltd. ("Afridar"). The Elezra Group consists of Elezra Developments and Investments Ltd. ("Elezra") and Elbit Medical Holdings Ltd. - a subsidiary of the Company ("Elbit Holdings"), as well as the Company and Mr. Eli Elezra as an interested party of Elezra (altogether: the "Group"). Immediately following the win of the right, the members of the Group signed a principle-agreement so as to regulate and govern the relations thereof, according to which Elezra would bear the entire acquisition costs of the Afridar shares (NIS 80 million), while the Company and/or Elbit Holdings would hold the Afridar shares, which would be registered in their name, in trust for Elezra.

Transfer of the shares among the members of the Group is subject to the approval of the Israeli Governmental Companies Authority ("IGCA"). In the absence of such approval, the Company and/or Elbit Holdings will remain the owners of the Afridar shares until such time that the restriction on transfer thereof is lifted.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23-     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities: (cont.)

(9)	(Cont.)

Elbit Holdings and Elezra would remain, under such circumstance, jointly and severally, liable to IGCA as well as to the State of Israel for all undertakings applicable to purchasers of Afridar shares. The sale of control in and to Afridar (directly or indirectly) is contingent on the assignment to the purchaser of all seller’s obligations in favor of IGCA, all as stipulated in the agreement. Elezra undertook to indemnify the Company and/or Elbit Holdings for any expense and/or damage and/or claim and/or loss and/or payment demand and/or any other expense incurred by the Company and/or Elbit Holdings in connection with the acquisition of the Afridar shares, the holding of same in trust, transfer thereof by and between the parties and the abovementioned principle-agreement. As of the date of approval of these financial statements, the rights in and to Afridar, had not been assigned Company’s management estimates that it is not exposed to any costs and/or damage in respect of these holdings.

(10)
In connection with investment property: DDR or the US REITs may exercise their pre-emptive right to acquire the properties held by the jointly controlled entities held by EPN and note 3 (as for December 31, 2011: 7 assets with fair value of NIS 170 million) at fair market value if the Responsible Entity is removed, or there is a change in control of DDR or the US REITs or other defined events occur.

(11)	Waiver and reimbursement to Gamida and/or its officers

On November 21, 2010, the general meeting of Elbit Medical Technologies Ltd. approved assignment of obligations granted by the Company for indemnification of Gamida, and its affiliated parties, from the Company to Elbit Technologies, without the right of reimbursement from the Company, as set forth hereunder.

Accordingly, on November 24, 2010, Elbit Technologies irrevocably undertook towards Gamida and/or its officers, that they shall not be under liability, of any kind, directly or indirectly, towards it, its interested parties, its officers and towards any other person and/or third party, regarding the outline published by Elbit Technologies with respect to the transaction according to which the Company acquired control over Elbit Technologies (hereinafter, respectively the “Outline” and the “Transaction”) and/or its preparation and/or publication and/or the process of completing the transaction and/or reports of the company and Elbit Technologies as future reporting companies and/or any actions or other implications by virtue of the aforementioned, except: the undertaking and responsibility of Gamida to provide the information in good faith, provided however that such information must be at all times complete and accurate. Likewise Elbit Technologies has irrevocably undertaken, towards Gamida and its officers that, subject to the conditions specified in the undertaking document, it shall reimburse them, for any liability and/or damage and/or expense and/or loss that is caused to any of the aforementioned due to any law suit, claim and/or demand, of any kind and type, that is directed at them, directly or indirectly, in favor of another person and/or body, with respect to the process of completing the transaction, the outline, as well as any report or other action of the company with respect to the aforementioned information and/or to Gamida, its activities, its business etc (including through subsidiaries and affiliated companies) after completing the transaction and any presentation given in its framework or to any other entity and/or reliance on such presentation, and all provided that Gamida and/or its officers do not bear liability as set forth in the undertaking document with respect to the offering of their securities to the public and/or transforming any of them into a reporting company.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23-     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

C.	Other contingent liabilities: (cont.)

(11)	Waiver and reimbursement to Gamida and/or its officers (Cont)

Similarly Elbit Technologies has undertaken to grant Gamida Cell - Teva Joint Venture Ltd. (hereinafter: “Gamida Cell”), a company held by Gamida, an irrevocable undertaking, according to which, inter alia, Elbit Technologies shall undertake to indemnify Gamida and Teva Pharmaceutical Industries Ltd. (hereinafter: “Teva”), which together hold the shares of Gamida Cell, as well as, Gamida Cell for any damage, expense or loss that they incure due to a law suit, claim or demand against Gamida Cell and/or against Gamida and/or against Teva, pertaining to transfer of information and/or description of Gamida Cell in the outline.

The undertakings of Elbit Technologies toward Gamida and Gamida Cell as set forth above are instead of a similar undertaking granted to Gamida and Gamida Cell on behalf of the Company. As of December 31, 2011 the Group holds 93.4% in Elbit Technologies on fully diluted basis.

D.	Liens, collateral and guarantees:

(1)	Corporate loans

As security for a loan the balance of which as of December 31, 2011 amounted to NIS 253 million granted to the Company by an Israeli bank the Company has pledged: (i) 86 million shares of PC, representing approximately 29% of PC's issued and outstanding shares, (ii) all of its holdings in Elbit Trade (iii) a deposit equals next year’s principal and interest amount. In addition, the Company has elected to exercise the option of pledging its holdings in some of the Group's hotels in the Netherlands in order to credit the value of those holdings towards the satisfaction of the loan to collateral value ratio (see E(1) below).

(2)	Credit facilities financing real estate projects

Certain Project Companies which engaged in the purchase, construction or operation of hotels, investment property and/or trading property ("Project Companies") have secured their respective credit facilities awarded by financing banks, in a total amount of NIS 3,437 million, by providing the first or second ranking (fixed or floating) charges on property owned thereby, including, mainly: rights in the real estate property as well as the financed projects revenues and profits derived from the projects; goodwill and other intangible assets; rights pertaining to certain contracts (including lease, operation and management agreements) ; and rights arising from insurance policies. Shares of Project Companies were also pledged in favor of the financing banks. Shareholders loans as well as any other rights and/or interests of shareholders in the Project Companies are subordinated to the respective credit facilities, and repayment of such shareholders loans is subject to fulfilling certain preconditions.

The Project Companies undertook not to make any disposition in and to the secured assets, not to sell, transfer or lease any substantial part of their assets without the prior consent of the financing bank. In certain events the Project Companies undertook not to allow, without the prior consent of the financing bank, mainly : (i) any changes in and to the holding structure of the Project Companies nor to allow for any change in their incorporation documents; (ii) execution of any significant activities, including issuance of shares, related party transactions and significant transactions not in the ordinary course of business; (iii) certain changes to the scope of the project; (iv) the assumption of certain liabilities by the Project Company in favor of third parties; (v) receipt of loans by the Project Company and/or the provision thereby of a guarantee to third parties.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23-     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

D.	Liens, collateral and guarantees: (Cont.)

(2)	Credit facilities financing real estate projects (Cont.)

Company's and PC's guarantees - The Company is a guarantor to certain Project Companies’ obligations under loan agreements up to an aggregate amount of NIS 462 million. In some loans the Company guarantees the interest as well. In addition, PC is a guarantor to obligations under loan agreements in respect of its project companies up to an aggregate amount of NIS 143 million.

(3)	Secured bank deposits - As to bank deposits made to secure long term borrowings, short term credits and other liabilities of the Group - see note 30C.(7).

(4)
Standby letters of credit - Within the framework of the franchise and support agreements executed by Elbit Trade with third parties (see note 23A (6)), as for December 2011, Elbit Trade has furnished the third parties with letters of credit in the aggregate amount of €6.9 million (NIS 34 million) in order to secure payments to the third parties under the agreements.

E.	Financial covenants:

Substantially, all of the Group's borrowings from banks are subject to various financial and operational covenants and ratios, as detailed below. As of December 31, 2011 the Group was in compliance with the required covenants and ratios except as detailed in (5) below.

(1)
Within the framework of a loan agreements executed by the Company with an Israeli bank, the balance of which as of December 31, 2011 is NIS 253 million (see note 19D (i)), the Company took upon itself several obligations with respect to the compliance of certain financial covenants pertaining to the Company and/or its subsidiaries, and among others, compliance with loan to value of collateral ratio, compliance with net financial debt to net cap ratio, maintaining of minimum equity threshold, compliance with an equity to total balance ratio, reservation of minimum amount of cash surpluses and financial assets (solo), which as of December 31, 2011 is lower than the Company's cash (see also note 30 C (5) (i)) and other obligations and undertakings as customary in similar agreements.

As to the pledge of 29% of Plaza Center's shares mentioned in D(1) above, the Company is ought to maintain a ratio between the net debt amount and the market value of the pledged shares (the "Collateral LTV Ratio"). If the above ratio exceeds a certain rate, the Company may, at its sole discretion satisfy the Collateral LTV Ratio by using one or more of the following alternatives: (i) reduction of debt, (ii) providing a cash deposit that will be pledged in favor of the bank, (iii)  and crediting the value of the Group's holdings in some of its hotels in the Netherlands which shall serve as security as long as the Company will keep its election of this alternative, for the purpose of calculating the ratio. Due to the recent fluctuation in the rate of the Plaza Centers shares, the Company has elected to use the alternative of crediting the value of the Group's holdings in some of its hotels in the Netherlands instead of partial prepayment of the debt to the bank or providing a deposit in favor of the bank.  It should be emphasized that the Company shall be entitled to withdraw from the third alternative at all times and/or sell its holdings in such hotels provided it satisfies the Collateral LTV Ratio as agreed with the bank, or alternatively, to elect to rectify the noncompliance, if any, with said ratio in order to be in compliance therewith, through one of the two other alternatives to which it is entitled to utilize pursuant to its agreement with the bank. Should the Company fail to comply with all or any of said financial covenants, or upon the occurrence of an event of default (including failure to provide additional securities), the bank shall then be entitled to demand the immediate repayment of the loan and the interest rate will be increased.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23-     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

E.	Financial covenants: (Cont.)

(2)
In May 2011 the Company entered into a facility agreement with another leading Israeli bank, the balance of which as of December 31, 2011 amounted to NIS 65 million (see note19D (i)). According to the agreement the Company is obligated to maintain certain financial and other covenants pertaining to the Company, and among others, compliance with net financial debt to net cap ratio, maintaining of minimum equity threshold, reservation of minimum amount of cash surpluses and financial assets (on a solo basis, which as of December 31, 2011 is lower than the Company's cash (see also note 30 C (5) (i))), and other obligations and undertakings as customary in similar agreements. The facility agreement includes, inter alia, a list of events that shall be deemed as an events of default (including, among other things, non-satisfaction of the financial covenants), the occurrence of which shall entitled the bank to demand the prepayment of the loan.

(3)	PC’s Polish bonds:

Under the offering memorandum for PC’s issuance of Polish bonds, the balance of which as of December 31, 2011 amounted to NIS 67 million, certain circumstances shall be deemed events of default giving the Bondholders the right to demand Early Redemption, which includes among others the following covenants:

a)
Breach of the Cash Position as a result of the payment of dividend or the buy-back program- if at any time during a period of 90 days from the payment of dividend, or the acquisition of its own shares, the Cash Position falls below €50 million;

b)
Breach of financial ratios - the Net Capitalization Ratio exceeds 70%; Net Capitalization Ratio is the Net Debt divided by the Equity plus the Net Debt, as calculated by the PC’s auditor; “Net Debt” mean the PC’s total debt under: loans and borrowings, lease agreements, bonds, other debt securities and other interest bearing or discounted financial instruments in issue, less related hedge derivatives, cash and cash equivalents, short and long-term interest bearing deposits with banks or other financial institutions, available for sale marketable securities and restricted cash, calculated based on the Consolidated Financial Statements.

c)	Failure to repay material debt - PC fails to repay any matured and undisputable debt in the amount of at least €100 million (NIS 498 million) within 30 days of its maturity.

(4)
Within the framework of PC cross currency interest rate swap (“IRS”) transactions, selling call options and regular swaps (refer to note 20 ii), executed between PC and commercial banks (the "Banks") , PC  agreed to provide the Banks with a cash collateral deposit which will be calculated  in accordance with a specific  mechanism provided in each swap transaction agreement.

In respect of the Suwalki IRS The project company also established a bail mortgage up to €4 million (NIS 20 million) encumbering the real estate project.

(5)
Within the framework of loan agreements executed by the Group's Project Companies (i.e., companies which engaged in the purchase, construction and  operations of hotels, investment property and/or commercial centers), the Project Companies have undertaken to comply with certain financial and operational covenants, such as complying with a "minimum debt service cover ratio," "loan to value"; complying with certain restrictions on interest rates; maintaining certain cash balances for current operations; maintaining an equity to project cost ratio and EBITDA to current bank's debt ratio; occupancy percentage; average room or rental fee rates; a minimum "ratio of total room revenue per available rooms" and others. Should the Project Companies fail to comply with said financial covenants, or upon the occurrence of certain events of default, the bank is entitled to demand immediate repayment of the loans. As of December 31, 2011  the Group is in compliance with its financial covenants except for the following:

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 23-     COMMITMENTS, CONTINGENCIES, LIENS AND COLLATERALS (CONT.)

E.	Financial covenants: (cont.)

(5)	(Cont.)

PC's subsidiaries, which have been granted with loans the balance of which as of December 31, 2011, amounted to €80 million (NIS 395 million) for financing construction of trading property, are not in compliance with certain covenants included in the loans agreements. PC is negotiating with the financing banks in respect of settling the bank requirement and agreeing on new covenants and/or waivers. All the above mentioned loans are presented at short term.

(6)
In order to secure credit lines provided to PC for the purpose of investing in financial notes (refer to note 9 (A) (ii) (iii)), PC has provided the issuing banks a pledge on the notes issued. In addition PC also has to comply with certain covenants stipulated in the loan agreement (mainly loan to value covenants). Failing to comply with the said covenants shall oblige PC to provide an additional cash collateral. As of the end of the reporting period PC has secured cash collateral of €9.8 million (NIS 48 million).

NOTE 24 -    SHARE CAPITAL

A.	Composition:

	Ordinary shares
	of NIS 1.00 par value each
	December 31
	2 0 1 1	2 0 1 0	2 0 0 9

Authorized share capital	50,000,000	50,000,000	50,000,000
Issued and outstanding (*)	24,885,833	24,885,691	25,461,490

(*)	December 31, 2011 and 2010 excluding 3,388,910 treasury shares held by the Company.

On May 23, 2010, the Company approved a plan to repurchase ordinary shares of the Company on the Tel Aviv Stock Exchange (the “TASE”) from time to time for an aggregate amount of up to NIS 30 million (approximately $7.8 million), subject to market conditions. During 2010 the Group repurchased 588,910 ordinary shares in the aggregate amount of approximately NIS 28 million.

The decrease in the outstanding share capital during the year ended December 31, 2010 is mainly to repurchase ordinary shares as mentioned above offset by the increase attributable to exercise of share options. See note 25 A.

The Ordinary Shares confer upon the holders thereof all rights accruing to a shareholder of the Company, inter alia, the right to receive notices of, and to attend meetings of shareholders; for each share held, the right to one vote at all meetings of shareholders; and to share equally, on a per share basis, in such dividend and other distributions to shareholders of the Company as may be declared by the Board of Directors in accordance with the Company's Articles and the Israeli Companies Law, and upon liquidation or dissolution of the Company, in the distribution of assets of the Company legally available for distribution to shareholders in accordance with the terms of applicable law and the Company's Articles. All Ordinary Shares rank pari passu in all respects with each other.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 24 -    SHARE CAPITAL (Cont.)

B.	Company's Dividend policy:

In January  2007, the Company's board of directors adopted a dividend distribution policy (the "Policy"), pursuant to which the Company will distribute a cash dividend of at least 50% of its net profits accured by the Company every year, provided such dividend does not exceed 50% of the cash flow accrued by the Company from dividends and repayment of owners' loans received by the Company from its subsidiaries in that year, all determined in accordance with the Company's audited and consolidated annual financial statements.

Any distribution of dividends under the Policy is subject to a specific resolution of the Company's board of directors which shall determine the Company's compliance with the distribution criteria prescribed in the Israeli Companies Law, as may be from time to time, and in any other applicable law. In making such determination, the Company's board of directors will consider, inter alia, the Company's liabilities and undertakings towards third parties, the Company's cash-flow needs and financing resources available to the Company. The board of directors is authorized in its sole discretion to change or terminate the Policy at any time. The adoption of the Policy does not constitute any undertaking towards any third party to dividend distribution.

In June 2011, the Board of Directors of the Company resolved not to distribute any dividends for at least a 12 month period ending June 2012. At the end of said period, the Board of Directors will evaluate whether to extend such resolution.

NOTE 25 -    OPTIONS PLANS

A.	Options plan adopted by the Company:

2006 option plan

In March 2006, the Company's audit committee and board of directors adopted option plan for the grant of up to 1,000,000 non-marketable options to the employees, directors and officers of the Company and companies under its control ("2006 Option Plan). The Options will be granted to the employees, directors and officers of the Company and companies under its control ("Offerees") for no consideration. The Exercise Price of each option will be reduced upon distributions of dividend by the dividend per share net of tax.

As of December 31, 2011, 1,709,251 options were outstanding under 2006 Option Plan, at an average exercise price of NIS 18, and 86,167 are outstanding for future grants.

The exercise mechanism of the options into the Company’s shares will be as follow: At the exercise date the Company shall issue to each option exercised shares equal to the difference between (A) the opening price of the Company's shares on the TASE on the exercise date, provided that if the opening price exceeds 166% of the Exercise Price, the opening price shall be set as 166% of the Exercise Price ("Capped Exercise Price"); less (B) the Exercise Price of the options; and the result (A minus B) will be divided by the Capped Exercise Price.

In January, 2007 the Company’s audit committee and board of directors approved an amendment to the 2006 Option Plan according to which the Capped Exercises Price of each option will be NIS 200.0 instead of NIS 166.0. Such amendment terms were applied immediately to all Offerees other than the Company’s directors, in respect of which the amendment terms were applied following the approval of the Company’s shareholders meeting on November 1, 2007.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    OPTIONS PLANS (Cont.)

A.	Options plan adopted by the Company: (Cont.)

In August, 2008, the Company’s board of directors adopted an additional amendment to the 2006 Option Plan increasing the number of options issuable under the 2006 Option Plan from 1,000,000 to 2,000,000. In addition, the exercise price of each option which will be granted following that date (including options in the pool) will be determined based on the average closing price of the Company's shares on the TASE during the 30-trading day period preceding the grant date. The options were granted to the Offerees (other than the Company's directors) on October 6, 2008 at an exercise price of NIS 44.1 per option. On November 16, 2008 the Company's board of directors amended the exercise price of the options granted in October 2008 to be NIS 32.0 per option instead of NIS 44.1 per option.

In May, 2009 the Company’s audit committee and board of directors approved an amendment to the Company's 2006 Option Plan. Such amendment will apply to all Offerees (other than the Company's directors) which have been granted the options during 2006. Under the amended plan the following terms have been applied to 377,250 options (i) the Exercise Price was reduced from NIS 89.7 (the original Exercise Price less adjustments to dividend) to NIS 60 per option; (ii) the Capped Exercise Price has been reduced to NIS 120 instead of NIS 200; and (iii) the options' term was extended to 7 years from the grant date instead of 5 years in the original plan. In addition the term of 14,000 options were extended to 7 years without any change in the Exercise Price and the Capped Exercise price.

In March, 2010, the Company’s board of directors adopted an additional amendment to the 2006 Option Plan increasing the number of options issuable under the 2006 Option Plan from 2,000,000 to 2,300,000. In addition, the exercise price of each option which will be granted following that date (including options in the pool) will be determined based on the average closing price of the Company's shares on the TASE during the 30-trading day period preceding the grant date. The Capped Exercise Price that was determined is NIS 200. The options were granted to the Offerees (other than the Company's directors) in July, 2010 at an exercise price of NIS 55 per option.

In September, 2011 the Board of Directors following the recommendation of the Audit Committee resolved to amend the exercise price per share to 1,248,295 options outstanding options granted by the Company in accordance with the 2006 Plan to offerees still employed by the Company, to the average trading price during the 30 days period following the date of such resolution, and to extend the expiration date of such options to December 31, 2015.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25-     OPTIONS PLANS (CONT.)

A.	Options plan adopted by the Company: (cont.)

The vesting period of the options will occur ratably over a three years period (33.33% of the Options shall vest on each of the first three anniversaries of the date of grant) (the “Vesting Period”). Following is a summary of the Company's 2006 Option Plan:

	Number of options
	Year ended December 31
	2 0 1 1		2 0 1 0		2 0 0 9
	Number of options	Weighted average exercise price (i)	Number of options	Weighted average exercise price (i)	Number of options	Weighted average exercise price(i)
		(NIS)		(NIS)		(NIS)
Balance at the beginning of the year	2,148,917	53	1,780,917	52	1,683,499	54
Granted	-		399,500	55	129,000	32
Exercised	-		(30,500)	53	(14,749)	51
Forfeited	(439,666)	90	(1,000)	32	(16,833)	86
Balance at the end of the year (*)	1,709,251	18 (ii)	2,148,917	53	1,780,917	52

Options exercisable at the year end	1,399,918	19(ii)	1,431,583	57	1,096,999	65

(*)Includes options granted to other Company's key personnel	557,500	17.47(ii)	771,000	54.9	483,500	59.8

(i)	After adjustments in respect of dividend distributions subsequent to the grant date.
(ii)	After amendments to the exercise price approved during the year.

The weighted average contractual life of the options outstanding as of December 31, 2011 is 3.39 years. The average estimated fair value of the options was calculated based on the Binominal model based on a valuation of a third party expert, using the following assumptions:

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9

Risk free interest rate (%)	3.75	3.59	3.45-4.14
Exercise coefficient	2.34	2.34	2.34
Contractual term	4.3	5	5-7
Expected volatility (%)	67.8	61.91	60.85-64.63
Expected dividend yield	None	None	None
Forfeited (%)	0	0	0
Total cost of benefit (NIS thousand)	3,971	9,756	9,229	(i)

(i)	Include NIS 1,455 thousands in respect of amendment of the exercise price, capped exercise price and the option term in May 2009 (see above).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    OPTIONS PLANS (CONT.)

A.	Options plan adopted by the Company: (cont.)

InSightec plan

In February 2010, the Company's board of directors adopted an option plan ("option plan") for the grant of up to 500,000 non-marketable options up to 35 employees of the Company exercisable into 500,000 ordinary shares of InSightec. Each option is exercisable into one share of InSightech for an exercise price of $2. The exercise price of each option will be reduced upon distribution of dividend, stock dividend etc., according to the approved option plan. As of December 31, 2011 430,000 options were granted to the Company's employees and directors.

The vesting period of the options will occur ratably over a three years period (33% of the options shall vest on each of the first three anniversaries of the date grant (vesting period). The options will expire 7 years following the date of grant.

	Year ended December 31
	2 0 1 1		2010
	Number of options (*)	Weighted average exercise price	Number of options (*)	Weighted average exercise price
		($)		($)

Balance at the beginning of the year	430,000	2	-	-
Granted	-		430,000	2
Balance at the end of the year (*)	430,000	2	430,000	2

Options exercisable at the year end	143,000	2	-	-

(*)Includes options granted to the Company's key personnel	180,000	2	180,000	2

The weighted average contractual life of the options outstanding as of December 31, 2011 is 5.23 years. The average estimated fair value of the options was calculated based on the Binominal model based on a valuation of a third party expert, using the following assumptions:

Year ended December 31
2 0 1 0

Risk free interest rate (%)	3.15
Exercise coefficient	2.5-3.5
Contractual term	7
Expected volatility (%)	75.86
Expected dividend yield	None
Forfeited (%)	0-3
Total cost of benefit (NIS thousand)	11,635

 ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    OPTIONS PLANS (CONT.)

A.	Options plan adopted by the Company: (cont.)

Elbit Medical plan

In April 2011, the Company's board of directors adopted an option plan ("option plan") for the grant of up to 158,637,000 options exercisable into 79,443,500 ordinary shares of Elbit Medical for an exercise price of NIS 0.4. The exercise price of each option will be reduced upon distribution of dividend, stock dividend etc. The exercise mechanism of the options into the Elbit Medical's shares will be as follow: At the exercise date the Company shall issue to each option exercised shares equal to the difference between (A) the price of the Elbit Medical's's shares on the TASE on the exercise date, provided that if price exceeds 100%  of the Exercise Price, the opening price shall be set as 100% of the Exercise Price ("Capped Exercise Price"); less (B) the Exercise Price of the options; and the result (A minus B) will be divided by the Capped Exercise Price. As of December 31, 2011 130,483,500 options were granted to the Company's employees and officers and additional 28,153,500 are subject to approval of the Company shareholder meeting.

The vesting period of the options will occur ratably over a three years period (33% of the options shall vest on each of the first three anniversaries of the date grant (vesting period). The options will expire 5 years following the date of grant.

	Year ended December 31
	2011
	Number of options (*)	Weighted average exercise price
		(NIS)
Balance at the beginning of the year	-
Granted	130,483,500	0.4
Exercised	(250,000)	0
Balance at the end of the year (*)	130,233,500	0.4

Options exercisable at the year end	-

(*) Includes options granted to the Company's key personnel	43,638,000	0.4

The weighted average contractual life of the options outstanding as of December 31, 2011 is 4.2 years. The average estimated fair value of the options was calculated based on the Binominal model based on a valuation of a third party expert, using the following assumptions:

Year ended December 31
2011

Risk free interest rate (%)	4.83
Exercise coefficient	None
Contractual term	5
Expected volatility (%)	53.1
Expected dividend yield	None
Forfeited (%)	0
Total cost of benefit (NIS thousand)	19,924

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 NOTE 25 -    OPTIONS PLANS (CONT.)

B.	Options plan adopted by PC:

On October 26, 2006 PC’s board of directors approved the grant of up to 33,834,586 non-negotiable options over PC’s ordinary shares to PC’s board members, employees in PC’s group and other persons who provide services to PC including employees of the Group (”Offerees”). The options were granted to the Offerees for no consideration. The exercise price of each option shall be the average price of PC’s shares in the London Stock Exchange during the 5-day period before the date of grant (“Exercise Price”).

Exercise of the options is subject to the following mechanism:

On exercise date PC shall allot, in respect of each option so exercised, shares equal to the difference between (A) the opening price of PC’s shares on the LSE on the exercise date, provided that if the opening price exceeds 180% of the Exercise Price the opening price shall be set at 180% of the Exercise Price; less (B) the Exercise Price of the Options; and such difference (A minus B) will be divided by the opening price of PC’s Shares in the LSE on the exercise date.

The options vest over a three year period following the grant date, in equal parts (the “Vesting Periods”), and will expire after five years following the grant date.

On November 25, 2008 PC’s general shareholders meeting and board of directors approved to amend the Exercise Price of all options granted more than one year prior to October 25, 2008 ("Record Date") to the average closing price of the shares on the LSE during the 30-day period ending on 25 November 2008 (i.e: £0.52 per option). In addition, the amendment plan determined that all Options that were not vested on the Record Date shall vest over a new 3 (three) years period commencing on the Record Date, in such way that each year following that date 1/3 (one third) of such options shall be vested. Furthermore, the option term was extended in additional 2 (two) years to a total period of 7 (seven) years, which starts at grant date. The abovementioned 180% limit on the potential benefit from each option was changed to a cap of GBP 3.24 per option. The number of options which were modified under the amendment was 28,182,589. The incremental fair value granted (i.e: the increase in fair value of the share options measured immediately before and after the modifications) as a result of the above-mentioned modifications was approximately NIS 34.0 million which will be recognized over the new vesting period or immediately for vested options.

On November 22, 2011 PC’s general shareholders meeting and the Board of Directors approved to amend the 1st employee share option plan (ESOP) to extend the Option Term (i.e., as defined in the 1st ESOP, being the term during which options can be exercised under the 1st ESOP) from seven (7) to ten (10) years from the Date of Grant.. Furthermore, 2nd ESOP plan was adopted On November 22, 2011 which is based on the terms of the 1st ESOP as amended in accordance with the terms as referred to above, with a couple of amendments, the most important of which is the total number of options to be granted under the 2nd ESOP is fourteen million (14,000,000) and a cap of GBP 2. It is noted that, on the basis of all 14,000,000 options being granted under the 2nd ESOP and fully exercised thereafter, this would have an effect of dilution of up to three percent (3%) (On fully diluted basis) of the issued share capital as of the date of this notice.  Exercise of the options is subject to the following mechanism: On exercise date the Company shall allot, in respect of each option so exercised, shares equal to the difference between (A) the opening price of the Company’s shares on the LSE (or WSE under certain conditions) on the exercise date, provided that if the opening price exceeds GBP 3.24, the Exercise Price the opening price shall be set at GBP 3.24 (Except 2nd ESOP as stated above) of the Exercise Price; less (B) the Exercise Price of the Options; and such difference (A minus B) will be divided by the opening price of the Company’s Shares on the LSE (or WSE under certain conditions) on the exercise date.The terms and conditions of the grants are as follows, whereby all options are settled by physical delivery of shares:

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    OPTIONS PLANS (CONT.)

B.	Options plan adopted by PC: (Cont.)

The immediate effect of the modification on the 2011 profit and loss statement was an expense of approximately NIS 5 million. Following the modification of the employee share option plan, the contractual life for stock options granted changed from7 years to 10 years.

Following the modification of the option plan, the maximum number of shares issuable upon exercise of all outstanding options, as of December 31, 2011 is 29,305,718

Following is a summary of PC's option plan:

	Number of options
	Year ended December 31
	2 0 1 1		2 0 1 0		2 0 0 9
	Number of options (i)(ii)	Weighted average exercise price	Number of options (i)	Weighted average exercise price	Number of options (i)	Weighted average exercise price
		(GBP)		(GBP)		(GBP)
Balance at the beginning of the year	24,889,225	0.61	26,255,482	0.532	30,115,208	0.52
Granted	6,169,000	0.46	2,789,000	1.23	1,335,000	0.80
Exercised	(951,564)	0.53	(3,954,541)	0.52	(2,970,976)	0.52
Forfeited	(3,201,529)	1.4	(200,716)	0.52	(2,223,750)	0.50
Balance at the end of the year (*)	26,905,132	0.43	24,889,225	0.61	26,255,482	0.532

Options exercisable at the year end	19,380,778	0.458	15,279,330	0.527	12,800,446	0.52
(*) Includes options granted to the Company's Executive President	3,907,895	0.43	3,907,895	0.52	3,907,895	0.52
(*) Includes options granted to other Company's key personnel	14,566,917	0.43	14,566,917	0.64	1,516,541	0.73

(*)
The options outstanding at 31 December 2011 have an exercise price in the range of GBP 0.43 to GBP 1.32 following interim dividend payment of GBP 0.09 and a weighted average remaining contractual life of 6.31 years. The weighted average share price at the date of exercise for share options exercised in 2011 was GBP 0.88 (2010: GBP 1.41).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -    OPTIONS PLANS (CONT.)

B.	Options Plan adopted by PC(Cont.)

The average estimated fair value of each option granted was calculated based on the binominal-lattice model, based on a report from a third party expert, using the following assumptions:

Year ended December 31
	2 0 1 1 (i)	2 0 1 0	2 0 0 9

Risk free interest rate (%)	0.46-5.49	0.55-5.65	0.65-4.57
Expected life of options (years)	7-10	5-7	5-7
Expected volatility (%) (ii)	33-52	40-58	49-61
Expected dividend yield	-	-	-
Forfeited (%)	2.5-5.92	2.5-5.9	2.5-5.9
Suboptimal exercise multiple	1.5-2	1.5-2	2.39-3
Total cost of benefit for options granted (or modified) during the year (NIS thousands)	11,897	7,164	2,905

(i)	Not including information in respect of the modification of the option plan in November 2011(see above).

(ii)
Since PC has been a publicly traded company since October 2006, there is not enough information concerning PC share price. Therefore, in order to derive the expected stock price volatility, analysis was performed based on the data of PC, and of three other companies operating in the similar segment, which have similar market capital and are traded at the Warsaw Stock Exchange. In an attempt to estimate the expected volatility, first calculation of the short-term standard deviation (standard deviation of company’s share during one year as of the options' Grant Date) has been done. In the next stage, calculation of the long-term standard deviation (standard deviation for the period starting one year prior to the Grant Date for the remaining period of the plan) has been done, where the weight of the standard deviation for PC was ranging between 45% -65% and the weight of the average of standard deviations of comparative companies was 35% - 55% (2010: 50% - 65%). The working assumption is that the standard deviation of the underlying asset yield converges in the long term with the multi-year average.

C.	Options plan adopted by InSightec:

InSightec has adopted several options plans exercisable to its ordinary shares to InSightec’s board members, employees and other persons who provide services to InSightec including employees of the Group (”Offerees”). The options were granted to the Offerees for no consideration. The exercise price of each option granted was generally determined based on private placement of InSightec's equity securities close to the grant date (“Exercise Price”). The options are generally vest over a three or four year period following grant date, except for: (i) options granted under InSightec 2007 plan which their vesting period would start at the earlier of InSightec’s IPO or Material Change of InSightec such as liquidation or merger (“Commencement Date”) and would be vested in the following manner:  two year from the Commencement Date for 50% of the options granted, three years from the Commencement Date for additional 25% of the options granted and four years from the Commencement Date for the remaining 25% of the options granted (“Vesting Period”).

As of December 31, 2011 InSightec granted 2,515,750 options and additional 1,401,800 outstanding options available for future grants.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -   OPTIONS PLANS (CONT.)

C.	Options plan adopted by InSightec: (cont.)

Following is a summary of InSightec's option plan:

	Number of options
	Year ended December 31
	2 0 1 1		2 0 1 0		2 0 0 9
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(USD)		(USD)		(USD)

Balance at the beginning of the year	4,980,000	3.34	5,120,250	3.01	4,529,250	5.12
Granted	201,000	5	167,250	6.00	853,000	6.18
Forfeited	(642,750)	5.98	(210,000)	5.98	(169,000)	6
Exercised	(2,022,500)	0.01	(97,500)	0.0025	(93,000)	0.0025
Balance at the end of the year (*) (**)	2,515,750	5.46	4,980,000	3.34	5,120,250	3.01
Options exercisable at the year end	1, 498,225	4.89	3,561,565	2.3	3,365,565	1.9
(**)Includes options granted to Company's Executive President	250,000	6.6	250,000	6.6	250,000	6.6
(**)Includes options granted to other Company's key personnel	115,000	3.7	115,000	3.7	115,000	3.7

(*)	In 2009 after Re-pricing of certain of the options’ exercise price to $6.

The following table summarizes information about share options outstanding as of December 31, 2011:

Outstanding as of December 31, 2011				Exercisable as of December 31, 2011
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
(U.S. Dollar)		(in years)	(U.S. Dollar)		(U.S. Dollar)

0.0025	40,000	0.4	0.0025	40,000	0.0025
4.45	643,000	2.7	4.45	483,000	4.45
6.00	1,832,750	3.15	6.09	975,225	6.00
	2,515,750			1,498,225

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     OPTIONS PLANS (CONT.)

C.	Options plan adopted by InSightec: (cont.)

For the purpose of estimating the fair value of the options, InSightec utilizes the Black-Scholes option-pricing model using the following assumptions:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Risk free interest rate (%)	0.63	1.52	2.5
Expected life of options (years)	4-4.5	4	3.5-4.9
Expected volatility (%)	79	78	60
Expected dividend yield	None	None	None
Forfeited (%)	3.5	3.5	3.5
Total cost of benefit (NIS thousand)	2,036	2,298	8,587	(i)

(i)	Include NIS 3.5 million in respect of re-pricing the Exercise price to $6.0 per option which was executed in February 2009.

D.	Options plan adopted by EPUS

In August 2011, EPUS 2011 Incentive Plan (the “2011 EPUS Incentive Plan”) that provides for the grant of options exercisable into up to 500,000 Participation Units of EPUS to employees, directors and officers of the Company and of affiliate companies, at an exercise price per option of USD 17. The exercise price of each option will be reduced upon any event that EPUS makes cash distributions of the proceeds to all Partners or repays the Partners and/or any Affiliate any outstanding loan, interest, charges and/or current debt, etc.

Under the 2011 EPUS Incentive Plan, options vest gradually over a period of three years. The Administrator of the Plan may in its sole discretion accelerate or otherwise modify the vesting period.

The vested options granted shall be exercisable into Participation Units only immediately prior to a date in which EPUS ceases to be a going concern and its activities are merely for the purpose of winding up its affairs.

Upon winding up of EPUS the entire amount of 500,000 Participation Units shall entitle their holders to receive 5% of an amount which equals to any and all amounts that EPUS has received from all sources of income less the costs and expenses pertaining to the applicable transaction and less any and all taxes paid or payable if any with respect to such transaction. Each and every option shall entitle its holder to receive its proportionate share in the abovementioned amount.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     OPTIONS PLANS (CONT.)

D.	Options plan adopted by EPUS (Cont.)

The options will expire 3.5 years following the date of grant.

	Year ended December 31
	2011
	Number of options (*)	Weighted average exercise price
		(USD)

Balance at the beginning of the year	-
Granted	488,750	17
Balance at the end of the year (*)	488,750	12.74

Options exercisable at the year end	-

(*) Includes options granted to the Company's key personnel	300,000	12.74

The weighted average contractual life of the options outstanding as of December 31, 2011 is 3.5 years. The average estimated fair value of the options was calculated based on the Binominal model based on a valuation of a third party expert, using the following assumptions:

Year ended December 31
2011

Risk free interest rate (%)	0.48
Exercise coefficient	None
Contractual term	3.5
Expected volatility (%)	51.1
Expected dividend yield	None
Forfeited (%)	0
Total cost of benefit (USD thousand)	8,060

E.	Options plan adopted by PC India and Elbit India real estate

On March 14, 2011 (“Date of grant”) the Company’s subsidiaries PCI ("PC India Holdings Public Company Ltd.") and EPI (“Companies”) granted non-negotiable Options, exercisable into the Companies’ Ordinary Shares, to employees, directors and officers of the Companies and/or Affiliates of the Companies.  The options were granted for no consideration and have 3 years of vesting with contractual life of 7 years following the Date of Grant of such Options. PCI had granted 14,212 (out of which 3,306 were granted to Company's key personnel) Share options with exercise price of €227 per option. EPI had granted 51,053 share options (out of which 11,835) with exercise price of €0.01 per option.  PCI and EPI commons shares valuation methodology was based on net assert value Model. The expected stock price volatility was based on 5 Indian publicly traded real estate companies and set to range 43.31%-54.4%. The Annual risk free Interest rate range was: 1.25% -4.03%. The suboptimal exercise multiple for Key management personnel were set to 2 and for Employees 1.5.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 25 -     OPTIONS PLANS (CONT.)

E.	Options plan adopted by PC India and Elbit India real estate (Cont.)

As a result the company recorded options costs of €0.75 (NIS 4 million) in the income statement.

The Option Plans include, among others, a Cashless Exercise mechanism prior to/following IPO and Conversion upon the Listing of a Subsidiary.

The total number of Underlying Shares reserved for issuance under PCI Plan and EPI Plan and any modification thereof shall be 14,697 Underlying Shares and 52,600 Underlying Shares, respectively (representing approximately 5% of the share capital of the Companies on a fully diluted basis, inclusive of all Underlying Shares).

NOTE 26 -     ADDITIONAL DETAILS CONCERNING INCOME STATEMENT

	Year ended December 31
	2011	2010	2009
	(in thousand NIS)

A. Revenues from commercial centers

Rental income and management fees	76,300	61,260	43,240
Other	38,970	41,635	42,226
	115,270	102,895	85,466

B. Revenues from hotel operations and management

Rooms	179,396	259,894	242,466
Food, beverage and other services	92,009	129,195	134,254
Rental of commercial space	15,143	14,733	20,016
	286,548	403,822	396,736
C. Gains from change of shareholding in investee

Change of shareholding in PC	-	-	16,478
Change of shareholding in InSightec	-	-	14,628
Change of shareholding in EPN	15,450	-	-
	15,450	-	31,106

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -     ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (Cont.)

	Year ended December 31
	2011	2010	2009
	(in thousand NIS)

D. Cost of commercial centers

Direct expenses:
Wages and fringe benefits	9,089	10,019	10,471
Allowance for doubtful debts	-	3,223	3,683
Energy costs	18,676	18,375	13,268
Taxes and insurance	6,595	5,168	4,492
Maintenance of property and other expenses	26,418	23,672	25,790
	60, 778	60,457	57,704
Other operating expenses:
Wages and fringe benefits	24,086	25,380	24,725
Stock-based compensation expenses	19,000	13,366	15,964
Professional services	19,756	17,830	22,821
Advertising	12,931	14,637	14,671
Other	18,048	19,030	27,030
	93,821	90,243	105,211

Depreciation and amortization	5,027	6,045	6,338
	159,626	156,745	169,253

E. Investment property expenses

Management fee (i)	8,885	5,160	-
Taxes and insurance	47,547	23,980	-
Maintenance of property	38,309	13,395	-
Other operating expenses	17,521	8,036	-
	112,262	50,571	-
(i) See note 23 A. (3)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -     ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousand NIS)

F. Cost of hotel operations and management

Direct expenses:
Wages and fringe benefits	77,814	107,574	103,618
Food and beverages	22,483	28,806	30,425
Others	67,814	95,352	99,711
	168,111	231,732	233,754
Other operating expenses:
Wages and fringe benefits	834	499	378
Management fees and reimbursement expenses (i)	15,252	21,884	21,265
Business taxes, insurance and lease payments	11,838	25,536	25,354
Others	3,432	7,746	11,043
	31,356	55,665	58,040

Depreciation and amortization	41,317	53,894	61,435

	240,784	341,291	353,229
(i) See note 23 A. (1)

G. Costs and expenses of medical systems operation

Direct expenses:
Wages and fringe benefits	7,582	5,276	7,473
Stock-based compensation expenses	7	157	688
Materials and subcontractors	8,769	8,058	14,650
Changes in work in process and finished goods	6,118	1,083	1,251
Other	6,586	8,779	3,335
	29,062	23,353	27,397
Other operating expenses:
Wages and fringe benefits	17,004	18,031	20,141
Stock-based compensation expenses	7	3,634	4,445
Advertising and commissions	6,194	7,660	6,525
Depreciation and amortization	1,273	628	753
Other (*)	47,958	10,667	8,142
	72,436	40,620	40,006

	101,498	63,973	67,403

(*) Including settlement of the claim with respect to Insightec, see note 23 B (6)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -     ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousand NIS)

H. Cost of fashion merchandise
Direct expenses:
Inventories - opening balance	28,504	26,652	18,157
Purchases	101,550	78,222	58,255
Less - inventories closing balance	36,140	28,330	26,652
	93,914	76,544	49,760
Other operating expenses:
Wages and fringe expenses	38,417	38,512	25,964
Rental, management fee and shops' maintenance	56,485	54,899	35,789
Advertising	11,788	14,398	9,952
Depreciation and amortization	7,379	8,520	8,951
Other	3,760	4,701	3,726
	117,829	121,030	84,382

	211,743	197,574	134,142

I. Research and development expenses

Wages and fringe benefits	34,951	37,637	37,666
Stock-based compensation expenses	12	609	1,842
Materials and subcontractors	21,115	15,314	20,635
Depreciation and amortization	957	1,623	3,019
Other	5,816	3,331	10,797
	62,851	58,514	73,959

J. General and administrative expenses

Wages and fringe benefits	24,262	30,274	27,610
Stock-based compensation expenses	22,644	13,980	12,209
Depreciation and amortization	1,852	1,990	1,997
Others	13,099	19,048	24,337
	61,857	65,292	66,153

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26-    ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousand NIS)
K. Financial expense

Interest and CPI linkage on borrowings (i)	556,870	464,863	429,417
Gain from buy back of debentures	64,110	-	-
Sub Total	492,760	464,863	429,417
Loss (gain) from foreign currency translation differences (net of exchange results charged to foreign currency translation reserve)	(42,754)	55,451	2,406
Other financial expenses	4,968	7,954	6,754
Total financial expenses	454,974	528,268	438,577
Financial expenses capitalized to qualified assets (ii)	(197,603)	(164,238)	(155,031)
	257,371	364,030	283,546
(i) Including results of swap transactions designated as cash flow hedge for the years ended December 31, 2010 and 2009. In addition interest on debentures measured at FVTPL in the amount of NIS 56 million, NIS 51 million and NIS 62 for the years ended December 31, 2011, 2010 and 2009 respectively.

(ii)The rate applicable to non-specific credit	8.0%	7.2%	8.6%

L. Financial incomes

Interest on deposits and receivables	65,017	59,169	85,529
Gain (loss) from foreign currency translation differences	554	(18,242)	7,196
	65,571	40,927	92,725

M. Change in fair value of financial instruments at FVTPL

Change in fair value of embedded derivative	(2,158)	(9,146)	(796)
Change in fair value of financial instruments measured at FVTPL (mainly debentures)	356,191	(233,485)	(222,208)
Change in fair value of derivatives (mainly swap and forward transactions)	(60,857)	173,813	99,120
Gain (loss) on marketable securities	(14,816)	19,154	53,182
	278,360	(49,666)	(70,702)

N. Write down, charges and other expenses, net

Write down, other property and other receivables (i)	283,420	42,123	232,555
Initiation expenses (ii)	26,143	41,159	30,411
Other, net	322	1,382	(2,741)
	309,885	84,664	260,225
(i) Includes mainly impairment related to PC trading property according to external expert valuations.
(ii) Includes mainly cost and expenses in respect of the Group's operations in India.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 26 -     ADDITIONAL DETAILS CONCERNING INCOME STATEMENT (CONT.)

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousand NIS)
O. Earnings per share

1. Basic earnings per share:
The earnings and weighted average number of ordinary shares used in the calculation of the basic earning per share are as follows:
Profit (loss) from continuing operations	(274,656)	57,597	(547,492)
Profit from discontinued operation	9,737	4,401	16,550
Weighted average number of shares used in computing basic earnings per share (thousands)	24,883	25,291	25,458

2. Diluted earnings per share:
The earnings and weighted average number of ordinary shares used in the calculation of the diluted earnings per share are as follows:
Profit (loss) from continuing operations	(274,944)	50,414	(548,169)
Profit from discontinued operation	9,737	4,401	16,550
Weighted average number of shares used in computing diluted earnings per share (thousands)	24,883	25,737	25,458
Effect of diluted options on the number of shares (thousands)	-	-	-

The earnings used in the calculation of all diluted earnings per share are same as those for the equivalent basic earnings per share measures, as outlined above.

NOTE 27 -     RELATED PARTIES

A.	Transactions with related parties:

Transactions between the Company, its subsidiaries and its jointly controlled companies, which are related parties of the Company, have been eliminated on consolidation and therefore are not disclosed in this note.

(1)
As of December 31, 2011 the Company and/or its subsidiaries are bound by the following agreements, with Control Centers Ltd. ("CC"), the ultimate controlling party of the Company, and/or companies controlled thereby:

a.
An agreement according to which the Company will receive from CC (either directly or through its subsidiaries or affiliates) coordination, planning, execution and supervision services (the “Services”) over real estate projects of the Company and/or its subsidiaries and/or affiliates as defined in the agreement in consideration for a fee equal to 5% of the actual execution costs (excluding land acquisition costs, financing cost and the consideration for CC under the agreement) of each such project ("Supervision Fees").

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -     RELATED PARTIES (Cont.)

A.	Transactions with related parties: (Cont.)

(1)	(Cont.)

a.	(Cont.)

The agreement applies to real estate projects whose initiation began following the approval of the agreement by the Company’s shareholders meeting (May 31, 2006) and to three other real estate projects which were under early stage of development as of May 31, 2006 ("Real Estate Projects"). Supervision Fees are paid in installments upon the attainment of certain milestones. In addition, the Company will reimburse CC for all reasonable costs incurred in connection with the Services rendered thereby, not to exceed a total of €75,000 per real estate project.

If the designation of a real estate project is changed for any reason prior to its completion, the Company may either terminate the agreement with respect to the said project or conduct a settlement of accounts on the basis of the actual project's costs as of such date as if the project had been terminated (as per the termination settlement method appearing below), and thereafter, any additional payment milestones shall be calculated on the basis of the new budget of the project following the change of designation.  If the development of the real estate project is terminated for any reason (including its sale or as a result of a change in the designation of the project), the payment for the Services to CC will be calculated as a percentage of the budget of the project as of such date provided however, that the rate upon which the consideration is calculated, shall not exceed the rate determined for the next milestone of the project had it been continued as planned. The calculation of such payments to CC will be subject to the approval of an external accountant and the Company's audit committee and board of directors. In addition, the Group may also purchase from CC through Jet Link Ltd. (a company controlled by CC) up to 125 flight hours per calendar year in consideration for payments to Jet Link Ltd. in accordance with its price list deducted by a 5% discount. This agreement does not derogate from a previous agreement entered into between the Company and Jet Link Ltd. for the purchase by the Company of aviation services (see Item b. below).

The agreement with CC has expired in May, 2011, but it continues to apply to Services with respect to projects that commenced prior such date.

b.
An agreement between the Company and Jet Link Ltd., for the provision of aviation services, up to 150 flight hours per annum, for the operations and in connection with projects abroad, in consideration for payment calculated on the basis of the price list of Jet Link Ltd., deducted by a 5% discount. This aviation services agreement has expired in May 2011.

c.
In October 2011 PC extended for additional four-years term an agreement between PC and Jet Link Ltd under which the PC and/or its affiliates may use the airplane for their operational activities up to 275 flight hours per annum. PC will pay Jet Link Ltd. in accordance with its price list, deducted by a 5% discount.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -     RELATED PARTIES (Cont.)

A.	Transactions with related parties: (Cont.)

(2)
The Group furnished a local municipality with a bank guarantee in a principal amount of approximately NIS 4.5 million to secure payment of the land betterment tax by Marina Herzliya Limited Partnership Ltd. (a subsidiary of the Control Centers Group). The above sum, including the interest and index accrued thereupon, as of December 31, 2011 amounts to NIS 9.5 million. Arbitration is currently being held as to such liability. The Company’s management estimates, based on Control Centers’s lawyer opinion that there is no possibility to value the risk as the outcome based on assessment of valuator that was appointed by the court.

B.	Benefits to key management personnel:

On December 27, 2009 the Company's board of directors approved an overall structural reorganization of the Company's headquarters in the framework of which several changes were made in executive positions within the Group. All the appointments which have been approved by the board are effective as from January 1, 2010.

(1)	Executive President services for the Company

On May 31, 2006, the Company's shareholders' approved a service agreement with a company controlled by the Company's Executive President (the “Management Company”) pursuant to which, the Company's Executive President, at the time the Company's Executive Chairman, and in his new role, as of January 1, 2010, as Executive President,, provides the Company with services (the “Services”) via the Management Company. The agreement was for a five-year term commencing retroactively on August 1, 2005. In September, 2010 the Company’s shareholders' approved an extension to the agreement for an additional five-year term commencing in August 2010 ; however, pursuant to the Israeli Companies Law, 1999-5759, this agreement will require shareholder approval again in the Company's shareholder meeting in 2013. The Management Company may also provide the Services to private subsidiaries and/or affiliates of the Company. Under the agreement, the Services will be provided by the Executive President only, as an employee of the Management Company and the Executive President will devote at least 80% of his time, skills and efforts to his role as Executive President. During the term of the agreement the Management Company may not effect any change of control of its shareholders. In consideration for the Services, the Company pays the Management Company a monthly fee of $50,000 (NIS 191,050 as of December 31, 2011) as well as reimbursement of direct expenses incurred directly with the provision of the Services. In addition, the Management Company is entitled to other benefits, such as an appropriate vehicle, telephone, facsimile, mobile phone, computer, printer and modem, including installation costs and all reasonable expenses related thereto. Under the agreement, the Management Company will be the sole employer of the Executive President and no employer-employee relationship will exist between the Executive President and the Company. The Management Company has agreed to indemnify the Company with respect to any amount, rights or benefits the Company would be required to pay the Executive President including legal fees, in connection with any determination by the labor court and/or any other competent authority that the Executive President was or is an employee of the Company during the term of the agreement. The Executive President has guaranteed all of the Management Company’s obligations as far as they relate to it and has further guaranteed the Management Company’s indemnification undertakings and responsibility for damages.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -    RELATED PARTIES (CONT.)

B.	Benefits to key management personnel: (Cont.)

(2)	Executive Director services for PC

On November 1, 2007, the Company's shareholders approved a service agreement between PC and the Executive President, according to which, the Executive President will serve as PC's Executive Director of the board of directors in consideration of monthly salary of $25,000 (NIS 95,525 as of December 31, 2011) as well as reasonable expenses incurred by the Executive Director in the performance of his duties under the service agreement. The salary will be reviewed by PC's board of directors each year and may be increased at the discretion of PC's board and subject to applicable law. The Executive Director has waived his right to any entitlement to severance pay under the Israeli Severance Pay Law and social benefits. Under Israeli law, however, a waiver of certain social benefits, including severance pay, has no effect, and therefore PC may be exposed to potential additional payments to the Executive Director in an aggregate amount which is estimated as immaterial, should the agreement be regarded as an employment agreement. The service agreement commenced on October 26, 2006. Each party may terminate the service agreement by a 12-month prior notice.

(3)	Company's Executive President Bonus

On November 1, 2007 the Company's shareholders approved an annual bonus payment for the Executive President which will be calculated as follows: (i) 0% of the first NIS 100 million of Profits (as defined below); (ii) 2.5% of Profits between NIS 100 million and NIS 125 million; (iii) 3% of Profits between NIS 125 million and NIS 150 million; and (iv) 3.5% of Profits exceeding NIS 150 million. The annual bonus is payable for so long as the Executive President serves as a director or officer of the Company or any of its subsidiaries.

For the purpose of determining the annual bonus, in accordance with resolutions of the Company's audit committee and board of directors as of May 29, 2008 and also based on legal advice obtained, "Profits" shall mean profit of the Company before taxes, as disclosed in the Company's annual audited consolidated financial statements for that year minus profits (losses) before tax allocated to the minority and minus such losses (before taxes and after deduction of profits (losses) allocated to the minority) as disclosed in the Company's annual consolidated audited financial statements for all years commencing 2007, that had not already been deducted for the purpose of calculating of such annual bonus for any previous year. Notwithstanding the above, the annual bonus the Executive President is entitled to shall not exceed NIS 18.0 million. Pursuant to an amendment to the Israeli Companies Law, 5759-1999, the effectiveness of this bonus is subject to re-approval by the Company's shareholders

(4)	Company's Chairman Bonus

On May 31, 2006, the Company's shareholders approved bonus payments for the fiscal years commencing 2006 to the Company's Chairman, which will be calculated as follows: (i) 0.75% of the first NIS 125 million of Profits (as defined below); (ii) 0.875% of Profits between NIS 125 million and NIS 150 million; and (iii) 1% of Profits exceeding NIS 150 million.

For the purpose of determining the annual bonus, in accordance with the resolutions of the Company's audit committee and board of directors of May 29, 2008 and also based on legal advice received, "Profits" for any year, shall mean profit of the Company before taxes, as disclosed in the Company's annual consolidated audited financial statements for that year minus profits (losses) before tax allocated to the minority shareholders.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -    RELATED PARTIES (CONT.)

B.	Benefits to key management personnel: (cont.)

(5)	Company's agreement with its former executive vice chairman

On January 17, 2008, the Company's shareholder’s approved an agreement with an officer who served as the Company's executive vice chairman of the board ("VC") according to which the Company has undertaken to allot the VC 5% of the aggregate issued and outstanding share capital in each entity through which the Group (excluding operations of PC and its investees) will conduct its operations in India and in Asia (the "Investment Vehicle") during the Sourcing Period (as defined below). In the event the Investment Vehicle is not wholly owned by the Group, the VC will be allotted that number of shares equal to 5% of the issued and outstanding share capital in such Investment Vehicle held by the Group ("VC Shares"). The VC Shares shall not be entitled to receive any distributions (including, but not limited to, payment of dividends, interest, other expenses and principal repayments of shareholder loans, management fees or other payments made to the VC and any loans provided by the Investment Vehicle to the VC) from the Investment Vehicle until the Group's investments (principal and interest calculated in accordance with a mechanism provided for in the agreement) in such Investment Vehicle have been fully repaid.  As of December 31, 2011, the VC's right to receive the shares in each Investment Vehicle is fully vested. The Group's obligation to issue the VC Shares shall apply to all the Group's operations (excluding operations of PC and its investees) initiated in the territory since the Group has commenced its operations in India and shall remain in effect for a period of 2.5 years subsequent to the date on which the VC ceases, for any reason, to devote, in the aggregate, a substantial part of his time and attention to the sourcing activities (the "Sourcing Period"). The agreement includes tag-along rights, preemptive rights and registration rights in favor of the VC and transfer restrictions, right of first refusal and drag-along rights in favor of the Group. Effective as of December 31, 2010, the VC resigned from his position with the Company, and accordingly the Sourcing Period will end in June 2013.

(6)	PC's agreement with the Company's former executive vice chairman

On October 27, 2006, PC has entered into an agreement with an officer who served as the Company's executive vice-chairman of the board ("VC") with respect to its operations in India, under which the VC will be entitled to receive options ("the Options") to acquire up to 5% of the holding company through which PC will carry out its operations in India. However, where considered appropriate and by agreement, the VC will be entitled to up to 5% interest in specific projects, in which case necessary adjustments will be made at the holding company level. PC and the VC will agree on the form of the Option for each project, taking into account taxation, securities laws and regulations applicable to either party or their respective affiliates, and other considerations of the respective parties. If the VC exercises all his Options (5%) at the holding company level, his right to take up interests on a project by project basis will elapse. As of December 31, 2011, the VC's right to receive the shares in each holding company is fully vested.

The Options may be exercised at any time, for cash or on a cashless basis, at a price equal to PC's net equity investment made in the projects as of the date in which the Option is exercised plus interest at the rate of LIBOR plus 2% per annum from the date of the investment made by PC until the Options exercise date ("Exercise Price"). The VC has a put right to require PC to purchase shares held by him following the exercise of the Options, at a price to be determined by an independent appraiser. In addition, the VC has the right to pay the Exercise Price on a partial exercise of Options by way of the surrender to PC of Options valued at the Exercise Price of the exercised Options.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -    RELATED PARTIES (CONT.)

B.	Benefits to key management personnel: (cont.)

(6)	(cont.)

The agreement includes tag-along rights and a right of first refusal. If PC sells its shares in the holding company to a third party, the VC's Options will not be affected. However, if a new investor is allotted shares in the holding company, the VC's Options will be diluted pro-rata.

The VC and PC have agreed to enter into a new agreement in substantially the same terms and conditions as the agreement described in item (5) above (the "New Agreement") which will replace and supersede the previous agreement. The New Agreement shall enter into effect following the receipt of the approval of the Company's shareholders and the approval of PC's relevant organs as required under applicable law.

The agreement was approved by the Company's shareholders meeting on January 17, 2008. As of the balance sheet date, a liability of NIS 5.9 million was recorded in the consolidated financial statements in respect of this agreement.

Effective as of December 31, 2010, the VC resigned from his position with the Company. The agreement is still valid.

(7)	a.	Insurance policy for the Company's directors and officers

The directors and officers of the Company and of companies (excluding PC and its subsidiaries which are covered under a separate policy , in which the directors serve on behalf of the Company, are covered by insurance of up to $40.0 million per occurrence and in the aggregate during the duration of the policy. The first layer of such policy in the amount of $10.0 million shall also cover the liability of directors and officers of EIL and its subsidiaries. The allocation of the insurance costs between the Company and its subsidiaries (90%) and EIL (10%) was approved by the Company's shareholders. In addition, the directors and officers of the Company and of PC (excluding their respective subsidiaries) are covered under an umbrella policy, up to a $20.0 million per occurrence and in the aggregate. The shareholders of the Company approved the renewal of such policies and the purchase of other directors and officers policy and the purchase of any other policy upon the expiration of such policies, provided that the coverage will not exceed the amount described above and that the premium will not exceed an amount representing an increase of 20% as compared to the previous year. The shareholder’s meeting of December 2011 approved the coverage of liability of the Executive Chairman under the above insurance policy.

b.	Insurance policy for PC's directors and officers

PC's directors and officers (including the Company's directors who are non-controlling shareholders of the Company) are covered through September 2012 by Public Offering of Securities Insurance of up to $5.0 million for losses arising under the prospectus filed by PC in October 2006. Such coverage was approved by the Company's shareholders.

c.	Insurance policy for the InSightec's directors and officers

InSightec's directors and officers (including the company controlling shareholder and some of the Company's officers) are covered on damages caused by illegal activities by insurance policy of up to $20.0 million, including a component of special coverage for risk management (up to an amount of $100 thousands). The policy is valid worldwide for 12 months commencing, July 2011, and its retroactive validity is set at March 1, 1999.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -     RELATED PARTIES (CONT.)

B.	Benefits to key management personnel: (cont.)

(7)	(cont.)

d.	Insurance policy for the Gamida's directors and officers

Gamida's directors and officers (including the Company controlling shareholding and some of the Company's officers) are covered by a policy including insurance cover for the Directors and officers in Gamida as well as indemnity for Gamida, cover with respect to financial damage caused to Gamida in the case of claims against the officers and this in the event that Gamida is entitled or obligated, by law, to indemnify the insured with respect to monetary damage. In accordance with the terms and conditions of the policy, the limit of liability of the insurer is $ 5,000,000. The limit of liability is the total of the accumulated amount of the liability of the insurer for any monetary damage, resulting from all the claims that will be submitted against all the insured parties in accordance with all the clauses of the insurance cover, in accordance with the accumulative policy.

(8)	As for directors' indemnification - see note 23C (1-4).

(9)	Shares and warrants issued to related parties - see note 25.

C.	The following table presents the components of the Group related party transactions and benefit (including bonus) granted to the Group's key management personnel:

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousand NIS)
a. Benefits to key management personnel
Salaries, management fees, directors' fees and bonuses (i) (*)	13,038	15,485	8,096
Post employment benefits	1,261	2,855	225
Amortization of stock based compensation expenses	22,085	15,720	5,003
	36,384	34,060	13,324

(*) Number of recipients (excluding directors)	4	5	3

b. Project expenses (coordination, supervision and aviation services) - charged, mainly to cost of trading property and property plant and equipment (see note 27 A(1))	21,960	44,332	112,232

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 27 -     RELATED PARTIES (CONT.)

D.	Balances with related parties:

	Year ended December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)
Assets:
Receivables and other debit accounts	6,151	5,241
Deposit, loans and other long-term receivables	1,082	1,082
	7,233	6,323
Liabilities:
Payables and other credit accounts	2,900	1,908
Liability to the Company's vice chairman (see 6 above)(i)	-	5,515
Benefits payable to former key management personnel	12,611	10,276
	15,511	17,699

(i)	During 2011, the Company's former Vice Chairman is not included as a related party.

E.	Liens and guarantees - see notes 23D.

NOTE 28 -     SEGMENTS REPORTING

A.	General:

The Group applies in these financial statements the provisions of IFRS 8, Operating Segments.

The Group's Chief Operating Decision-Maker ("CODM") has been identified as the Executive President and Co-CEOs. The CODM reviews the Group’s internal reporting to assess the performance and to allocate resources. The CODM assesses the performance of the Group's segments based on Net Operating Income. Such Net Operating Income is excluding general and administrative expenses attributable to the Company's headquarter, financing income (expenses) and income taxes. In addition, the CODM is assessing separately the specific financial expenses of each segment based on the borrowings which are specifically attributable to the segment. All other financing expenses (income) (i.e: financing expenses in respect of non specific borrowing, interest income on investments and deposits and changes in fair value of financial instruments) were considered as unallocated financing expenses (income). For the purpose of these financial statements the following business segments were identified:

•
Commercial and entertainment centers - Initiation, construction and sale, shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector. In certain circumstances and depending on market conditions, the Group operates and manages a commercial and entertainment centers prior to its sale.

•	U.S. Real Property- Investment in commercial yielding real estate (investment property) property.

•	Hotels - Hotels operation and management.

•
Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine;

•	Residential projects- initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential.

•	Fashion apparel - distribution and marketing of fashion apparel and accessories.

•	Other activities - venture-capital investments - investments in high tech companies which are mainly engaged in research and development operations.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -     SEGMENTS REPORTING (cont.)

A.	General: (cont.)

During 2010 the Company decided to suspend its investment activities in hospitals and farm and dairy plants in India, until the Company is satisfied that the economy has recovered sufficiently to resume such activities.

The Group's reportable segments for each of the years ended December 31 2011, 2010and 2009 are: Commercial and Entertainment Centers, Hotels, Real Property, Medical Industries, Residential Projects and Fashion Apparel. All the other operations identified by the CODM are included as "other activities". The assets of a reportable segment include mainly property plant and equipment (with respect to the Hotels and fashion apparel segments), investment property attributable to the U.S. Real Property segment, and trading property and payments on account of trading property attributable to the Commercial and Entertainment Centers and the Residential Projects. Unallocated assets include mainly cash and cash equivalent as well as short and long term deposits and investments.

The liabilities of the reportable segments include mainly specific borrowings provided directly to the Project Companies (i.e; mainly companies which are engaged in the purchase, construction and initiations of commercial centers, investment property and hotels) and which are usually secured by a mortgage on the property owned by these Project Companies. Other borrowings which were raised by the Group with no identification to certain operations (i.e: mainly debentures raised by the Company and PC) were considered as unallocated liabilities.

The accounting policies of the reportable segments are the same as those of the Group described in note 2.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28  -     SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments

Year ended December 31, 2011

	Commercial and Entertainment Centers (i)	Hotels	Medical industries	Residential	U.S Real Property	Fashion Apparel	Other activities	Total
	(in thousand NIS)

Revenues	111,726	286,548	53,324	3,544	355,625	183,552	1,529	995,848
Gain from changes of shareholding in investee								15,450
								1,011,298

Segment profit(loss)	(320,949)	58,812	(112,807)	(12, 579)	239,382	(29,532)	(9,678)	(187,351)

Financial expenses	(34,058)	(37,045)	654	-	(93,682)	(3,294)	(74)	(167,499)
Share in losses of associates, net	(743)	-	(6,130)	-	-	-	(695)	(7,568)
Unallocated general and administrative expenses								(61,857)
Unallocated financial expenses								(89,872)
Financial income								65,571
Change in fair value of financial instruments measured at FVTPL								278,360
Profit before income taxes								(170,216)
Income taxes								86,550
Profit from continuing operations								(256,766)
Profit from discontinued operation								9,737
Profit for the year								(247,029)
Purchase cost of segment assets(ii)	404,028	27,464	-	14,881	59,086	3,087	1,993	510,539
Depreciation and amortization of segment assets	5,027	41,317	1,273	-	-	7,379	1,242	56,238
Unallocated depreciation and amortization								1,852
								58,090
Provision for impairment of segment assets	274,563	(13,048)	-	-	-	1,341	3,123	277,886
Unallocated provision for impairment								5,856
								283,742
December 31, 2011:
Segment assets	3,357,612	1,227,194	39,873	1,061,866	2,747,338	99,888	73,041	8,606,812
Investment on the equity basis	(5,657)	-	16,213	-	-	-	-	10,556
Unallocated assets								1,753,699
								10,371,067
Segment liabilities	1,248,294	745,624	115,435	956	1,704,967	70,026	5,966	3,891,268
Unallocated liabilities								4,940,929
								8,832,197

(i)	Includes mainly sales of trading property.

(ii)	Includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28  -     SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments (Cont.)

Year ended December 31, 2010

	Commercial and Entertainment Centers (i)	Hotels	Medical industries	Residential	U.S Real Property	Fashion Apparel	Other activities	Total
	(in thousand NIS)

Revenues	102,895	602,599	33,631	-	162,688	174,817	-	1,076,630
Gain from bargain purchase								397,082
								1,473,712

Segment profit(loss)	(97,536)	276,369	(88,856)	(19,480)	108,258	(28,081)	(27,376)	130,298
Gain from bargain purchase								397,082
								520,380
Financial expenses	(19,490)	(87,715)	(1,073)	-	(39,393)	(3,482)	-	(151,153)
Share in losses of associates, net	(1,899)	-	-	-	-	-	(6,376)	(8,275)
Unallocated general and administrative expenses								(65,292)
Unallocated financial expenses								(212,877)
Financial income								40,927
Change in fair value of financial instruments measured at FVTPL								(49,666)
Profit before income taxes								74,044
Income taxes								4,920
Profit from continuing operations								69,124
Profit from discontinued operation								4,401
Profit for the year								73,525
Purchase cost of segment assets(ii)	375,554	99,965	3,379	66,607	2,441,795	11,605	17,182	3,016,087
Depreciation and amortization of segment assets	6,044	53,894	628	-	-	8,520	-	69,086
Unallocated depreciation and amortization								1,990
								71,076
Provision for impairment of segment assets	46,686	(15,061)	-	5,466	-	3,581	5,833	43,504
Unallocated provision for impairment

December 31, 2010:
Segment assets	4,071,426	1,204,159	43,141	1,046,146	2,312,626	95,873	9,446	8,782,817
Investment on the equity basis	(4,697)	-	-	-	-	-	29,824	25,127
Unallocated assets								1,894,769
								10,702,714
Segment liabilities	1,726,315	622,775	61,596	1,069	1,579,937	75,870	6,966	4,074,528
Unallocated liabilities								4,450,666
								8,525,194

(i)	Includes mainly sales of trading property.

(ii)	Includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -    SEGMENTS REPORTING (CONT.)

B.	Data regarding business segments: (Cont.)

Year ended December 31, 2009

	Commercial and Entertainment Centers (i)	Hotels	Medical industries	Residential	Fashion Apparel	Other activities	Total
	(in thousand NIS)

Revenues	102,937	396,736	75,318	-	118,386	3,423	696,800
Segment profit(loss)	(281,741)	27,914	(66,044)	(16,551)	(15,757)	(9,232)	(361,411)
Financial expenses	(22,923)	(106,213)	(705)	-	(5,742)	-	(135,583)
Share in losses of associates, net	(4,226)	-	-	-	-	(9,813)	(14,039)
Unallocated general and administrative expenses							(66,153)
Unallocated financial expenses							(147,963)
Financial income							92,725
Change in fair value of financial instruments measured at FVTPL							(70,702)
loss before income taxes							(703,126)
Income taxes							(35,571)
Loss from continuing operations							(667,555)
Profit from discontinued operation							16,550
Loss for the year							(651,005)
Purchase cost of segment assets(ii)	920,235	74,581	843	358,532	12,644	14,647	1,381,482
Depreciation and amortization of segment assets	6,501	61,435	3,363	-	8,951	-	80,250
Unallocated depreciation and amortization							1,997
							82,247
Provision for impairment of segment assets	216,962	15,593	-	-	-	-	232,555
Unallocated provision for impairment

December 31, 2009:
Segment assets	3,670,008	1,696,902	24,647	1,011,994	92,052	28,199	6,523,800
Investment on the equity basis	(3,269)	-	-	-	-	44,866	41,597
Unallocated assets							2,817,899
							9,383,296
Segment liabilities	967,329	1,351,980	70,461	958	60,622	6,319	2,457,670
Unallocated liabilities							4,773,648
							7,231,318

(i)	Includes mainly sales of trading property.

(ii)	Includes trading property and payments on accounts of trading property.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28 -    SEGMENTS REPORTING (CONT.)

C.	Data regarding geographical areas:

(1)	Revenues by geographical areas

Revenues information above is based, mainly, on the locations of the assets.

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousand NIS)

East and central Europe(i)	246,860	232,044	241,866
West Europe (ii)	171,359	484,617	293,921
USA	350,788	568,413	19,122
Israel	183,552	171,275	132,021
Other	58,740	17,363	9,870
	1,011,298	1,473,712	696,800

(i)	The following table provides an additional information in respect of the revenues in east and central Europe per countries:

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousand NIS)

Hungary	8,638	6,993	13,058
Poland	66,134	56,345	30,927
Czech Republic	14,305	18,321	23,198
Romania	136,103	126,050	131,731
Latvia	19,372	15,245	20,841
Other	2,308	9,090	22,111
	246,860	232,044	241,866

(ii)	The following table provides additional information in respect of the revenues in west Europe per countries:

	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousand NIS)

England	-	338,944	138,676
Netherland	81,637	73,404	66,246
Belgium	72,353	64,200	60,082
Other	17,369	8,069	28,917
	171,359	484,617	293,921

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 28-    SEGMENTS REPORTING (CONT.)

C.	Data regarding geographical areas:

(2)	Non Current assets by geographical areas

The Group's Non Current assets provided in the following table include also trading property and payment on account of trading property.

	Segment assets
	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

East and central Europe	3,736,362	4,432,083
West Europe	583,180	591,984
USA	2,633,131	2,196,536
Israel	247,624	214,349
India	1,414,232	1,372,217
Other	2,842	775
	8,617,371	8,807,944

NOTE 29 -   DISCONTINUED OPERATION

Following the sale of the diagnostic ultrasound activity by the Company and the sale of the Nuclear Medicine (NM), Magnetic Resonance Imaging (MRI) and Computerized Tomography (CT) activities by Elscint, the Group's core activity in these areas was terminated. The results from these operations have therefore been presented in the statements of operations, as discontinued operation. Balances included in the statement of operations and/or dispositions in balance sheet items through the reported years, reflect primarily settlements or resolution of disputes and/or lawsuits and/or certain claims relating to the ultrasound, NM, CT and MRI businesses and the ultimate sale thereof. The liabilities included in the discontinued operations include mainly provisions for demands and claims of third parties in respect of discontinued operation.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS

A.	Principal accounting policies:

The principal accounting policies adopted by the Group in respect of financial instruments and equity components including recognition criteria, measurement and charges to the statement of income and other comprehensive income are included in note 2.

B.	Balances of financial instruments by categories:

(1)	Composition:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Financial assets
Cash and cash equivalents	602,292	1,040,798
Loans and receivables	493,668	814,350
Financial assets held for trading	21,466	155,764
Available for sale financial instruments	144,702	141,429
Held to maturity financial instruments	187,648	180,042
Financial assets designated at fair value through profit and loss	62,701	82,610
Derivative financial assets at fair value through profit and loss	15,148	249,427
	1,527,625	2,664,420

Financial Liabilities
Derivative financial liabilities at fair value through profit and loss	27,277	1,599
Financial liabilities designated at fair value through profit and loss	732,212	1,256,987
Financial liabilities at amortized cost	7,747,286	7,065,531
	8,506,775	8,324,117

(2)	Additional information:

a.	As for financing income and expenses resulting from the aforementioned financial instruments -see note 26K.

b.
The total change in fair value which is attributable to the change in the credit risk of PC's debentures measured at FVTPL for the year ended December 31, 2011 and 2010 amount to revenue of NIS 297 million and loss of NIS 50 million respectively.

The accumulated change in fair value which is attributable to the change in the credit risk of PC's debentures measured at FVTPL from its issuance amount to income of NIS 119 million.

The group estimates changes in fair value due to credit risk, by estimating the amount of change in the fair value that is not due to changes in market conditions that give rise to market risk.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -     FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks:

The operations of the Group exposes it to risks that relate to various financial instruments, such as: market risks (including currency risk, fair value risk with respect to interest rates, cash flow risk with respect to interest rates and other price risk), credit risk and liquidity risk.

Market risk - is the risk that the fair value or future cash flow of financial instruments will fluctuate because of changes in market prices

Credit risk - is the risk of financial loss to the Group if counterparty to a financial instrument fails to meet its contractual obligations.

Liquidity risk - Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due.

The comprehensive risk management program of the Group focuses on actions to minimize the possible negative effects on the financial performance of the Group. In certain cases the Group uses derivatives and non-derivative financial instruments in order to mitigate certain risk exposures.

The Company's board of directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The board has established a continuous process for identifying and managing the risks faced by the Group, and confirms that any appropriate actions have been or are being taken to address any weaknesses.

The Group has exposure to the following risks which are related to financial instruments:

(1)           Foreign currency risk

The Group has international activities in many countries and therefore it is exposed to foreign currency risks as a result of fluctuations in the different exchange rates.

Foreign currency risks are derived from transactions executed and/or financial assets and liabilities held in currency which is different than the functional currency of the Group's entity which executed the transaction or hold these financial assets and liablities. in order to minimize such exspsure the Group policy is to hold  financial assets and liablities in a currency which is the functional currency or the Group's entity. The Company's functional currency is the NIS and its investees use different functional currencies (mainly the EURO, Indian Rupee, U.S. Dollar and the RON). In addition, part of the Company's long term loans (mainly U.S. Dollar) are used to hedge the exposure of the Company's investments in foreign operations. As for foreign currency risk in respect of PC's debentures, for which PC executed swap transactions in order to mitigate such risk, see C.(4) below.

Forward transactions

PC entered into 2 forward transactions to mitigate its foreign currency exposure risk in respect of Series A and B debentures. During 2009, PC settled Forward A for a total consideration of NIS 14.5 million.

In January 2010 PC settled Forward B for a total consideration of NIS 29.6 million (approximately €5.6 million).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(1)	Foreign currency risk (cont.)

Foreign Currency Mitigate using selling options

During 2011, PC decided to use selling options strategy (through major Israeli and foreign banks) in order to mitigate its foreign currency risk (EURO-NIS) inherent in its long term debentures series A and series B issued in NIS which are not mitigated by other derivative instruments (e.g. cross currency interest rate swaps, forwards).

During 2011, PC wrote call and put options with an expiration date of December 28, 2011. The options activity generated a net cash gain of NIS 25.9 million.

The following tables details senstivity analysis to a change of 10% in the Group's main foreign currencies against their relevant functional currency and their effect on the statements of income  and the shareholders' equity (before tax and before capitlizing any exchange results to qualfied assets):

As of December 31, 2011:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	U.S. Dollar	+10%	13,603
Cash and deposits	EURO	PLN	+10%	5,127
Cash and deposits	NIS	EURO	+10%	713
Cash and deposits	EURO	NIS	+10%	508
Available for sale assets	EURO	U.S. Dollar	+10%	1,950
Loan to third party	EURO	GBP	+10%	5,942
				27,843
Financial liablities
Loans at amortized cost (i)	NIS	U.S. Dollar	+10%	(31,873)
Loans at amortized cost	EURO	NIS	+10%	(6,000)
Debentures at amortized cost	NIS	U.S. Dollar	+10%	(2,812)
Debentures at amortized cost (ii)	EURO	NIS	+10%	(62,232)
Loans at amortized cost	EURO	U.S. Dollar	+10%	(3,247)
Loan at amortized cost	EURO	GBP	+10%	(337)
Loans at amortized cost	RON	EURO	+10%	(30,246)
				(136,747)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(1)           Foreign currency risk (cont.)

(i)
The effect of the exchange rates results in respect of these financial liablities is offset against the exchange rate resulting from investments in foreign operations with the same functional currency.

(ii)	In respect of PC's series B debentures and series A debentures which are represented at amortized cost.

Regarding the foreign currency risk of PC's debenures at FVTPL, see C (4) below.

As of December 31, 2010:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	U.S.Dollar	+10%	9,744
Cash and deposits	EURO	PLN	+10%	3,984
Cash and deposits	NIS	EURO	+10%	6,996
Cash and deposits	EURO	U.S. Dollar	+10%	1,510
				22,234
Financial liablities
Loans at amortized cost	NIS	U.S. Dollar	+10%	(15,702)
Loans at amortized cost (i)	NIS	EURO	+10%	(20,349)
Debentures at amortized cost	NIS	U.S. Dollar	+10%	(3,648)
Debentures at amortized cost (ii)	EURO	NIS	+10%	(49,184)
Loans at amortized cost	EURO	U.S. Dollar	+10%	(1,465)
Loans at amortized cost	RON	EURO	+10%	(18,707)
				(109,055)

(i)
The effect of the exchange rates results in respect of these financial liablities is offset against the exchange rate resulting from investments in foreign operations with the same functional currency.

(ii)	In respect of PC's series B debentures which are represented at amortized cost.

Regarding the foreign currency risk of PC's debenures at FVTPL, see C (4) below.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(1)	Foreign currency risk (cont.)

As of December 31, 2009:

	Functional currency	Linkage currency	Change in the exchange rate (%)	Profit (loss)
				In thousand NIS
Assets
Cash and deposits	NIS	U.S. Dollar	+10%	9,807
Cash and deposits	EURO	PLN	+10%	4,757
Cash and deposits	NIS	EURO	+10%	22,320
				36,884
Financial liablities
Loans at amortized cost	NIS	U.S. Dollar	+10%	(16,702)
Loans at amortized cost (i)	NIS	EURO	+10%	(23,367)
Debentures at amortized cost	NIS	U.S. Dollar	+10%	(4,984)
Debentures at amortized cost (ii)	EURO	NIS	+10%	(15,123)
Loans at amortized cost	EURO	CHF	+10%	(1,929)
Loans at amortized cost	RON	EURO	+10%	(24,323)
				(86,428)

(i)	The effect of the exchange rates results in respect of these financial liablities is offset agianst the exchange rate resulting from investments in foreign opertions with the same functional currency.

(ii)	In respect of PC's series B debentures which are represented at amortized cost.

Regarding the foreign currency risk of PC's debenures at FVTPL, see C (4) below.

(2)	Price risk

Marketable securities

The Company invests in marketable securities based on the investment policy adopted by the Company's investment committee. As of December 31, 2011 the Investment of the Company in marketable securities is NIS 21.5 million.

Available for sale

The Group is exposed to equity price risks arising from equity investments classified as Available for sale assets (see note 4). Equity investments are held for strategic rather than trading purposes. The Group does not actively trade these investments.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(2)	Price risk (Cont.)

Available for sale (Cont.)

Equity price sensitivity analysis - The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower: profit for the year ended 31 December 2011 would have been unaffected as the equity investments are classified as available for sale and no investments were disposed or impaired, and other comprehensive income for the year ended 31 December 2011 would increase/decrease by NIS 0.7 million as a result of the changes in fair value of available for sale shares. The Group's sensitivity to equity prices has not changed significantly from the prior year.

Derivative measured at FVTPL

(1)
December 31 2010 and 2011 - Within the framework of the share purchase agreement entered into with Park Plaza on December 31, 2010 (see note 12 c) BH was issued as part of the consideration one million ordinary shares of Park Plaza with a current market price of £ 1.5 million (NIS 8 million) based on the quotations of such shares on AIM of the London Stock Exchange and an additional payment in the aggregate amount of up to £ 3.5 million, that shall be made on the fifth anniversary of the closing date (December 31, 2015) and shall be subject to certain adjustments, based on the market price of Park Plaza's shares, as set forth in the agreement. Based on its terms this additional payment is classified as a derivative and presented at fair value.

(2)
December 31, 2011 - Within the framework of a credit agreement executed in September 2011 (see iv below) the Company granted to the Lender a warrant to purchase the Company’s ordinary shares at an exercise price of $3.00 per share during a two-year period commencing on March 31, 2012. The warrant will entitle the lender to purchase up to 9.9% of the Company's outstanding shares.

Embedded derivative

December 31, 2009 - Within the framework of a credit facility agreement executed in March 2006, B.H. jointly controlled subsidiaries holding 3 hotels in the U.K. were committed to pay the financing bank additional exit fee. As part of the refinance agreement entered into in November 2010, the financial institution fully waived the liability presented as of December 31, 2009.

December 31, 2010 and 2011 - Within the framework of a credit agreement executed in April 2010 B.H. jointly controlled subsidiary that holds a hotel in Netherland is committed to pay the financing bank additional exit fee

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(2)	Price risk (Cont.)

Embedded derivative (Cont.)

The following  table details senstivity analysis to changes in market prices and/or fair value and their effect on the statements of income (before tax) :

	Scope of	Profit (loss)
	price change	Year ended December 31
	%	2 0 1 1	2 0 1 0	2 0 0 9
		(in thousand NIS)
Increase in the prices of marketable securities held for trade	+10%	2,147	15,576	20,231
Increase in the fair value of Park Plaza shares	+10%	(1,159)	-	-
Increrase in the fair value of the underlying assets used for the calculation of the embedded derivative's fair value	+5%	(318)	(200)	(3,548)
Increrase in the fair value of the underlying assets used for the calculation of the derivative's fair value (2)	+10%	1,442	-	-
		2,112	15,376	16,683

(3)	Credit risk

The Group holds cash and cash equivalents, short term investments and other long- term investments in financial instruments in various reputable banks and financial institutions. These banks and financial institutions are located in different geographical regions, and it is the Group’s policy to disperse its investments among different banks and financial institutions. The maximum credit risk exposure of the Group is approximate to the financial assets presented in the balance sheet.

The investment of the group in HTM structures is concentrated mainly in one bank with a credit rate of Baa1 according to MOODY'S and A- according to the S&P (See also note 2 AF (2) b).

Due to the nature of their activity, the Group companies, which operates at the hotels, the investment property, the image guided and the fashion merchandise business, are not materially exposed to credit risks stemming from dependence on a given customer. The Group companies examine on an ongoing basis the credit amounts extended to their customers and, accordingly, record a provision for doubtful debts based on those factors they consider having an effect on specific customers.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(4)	Interest rate risk

Fair value risk

A significant portion of the Group’s long term loans and debentures bearing a fixed interest rate and are therefore exposed to change in their fair value as a result of changes in the market interest rate. The vast majority of these loans and debentures are measured at amortized cost and therefore changes in the fair value will not have any effect on the statement of income. With respect of two projects loans, PC mitigates its exposure to cash flow due to floating interest (IRS) (see note 20(ii) (d) (e)). The aggregate fair value of these two IRS, based on a valuation technique, was a negative value in an amount of NIS 6.4 million, a change of 1% in the market interest, is expected to have immaterial effect on the statement of income. The Group has invested in financial Notes (see note 9A.) which are classified as held to maturity, and therefore change in the fair value of these financial Notes will not have any effect on the statement of income. Out of an amount of NIS 250 million of financial notes, only NIS 62.7 million are presented at fair value and the rest are presented at amortized cost. A change of 0.05% in the interest will result in gain/loss of NIS 0.2 million. The fair value of these financial instruments is presented in Item D (3) below. In addition, the Group has invested in Available for sale assets which changes in their fair value do not have any effect on the statements of income, since it is included directly in the comprehensive income.

PC's debentures at FVTPL and PC EURO/PLN debenture and swap transaction

As of December 31 2011, PC has issued two series of debentures which are presented at FVTPL: Series A in the total aggregate amount of NIS 305 million, Series B in the aggregate amount of NIS 799 million. PC series A and Series B debentures are linked to the Israeli CPI and bear a fixed interest rate 4.5%-5.4% per annum. Close to the date of their issuance PC entered into a cross currency EURO-NIS interest rate swap transactions in respect of the entire amount of Series A debentures. Such swap transaction was settled in January 2009. In February 2011, PC entered into a new cross currency interest rate swap transaction in respect of a principal amount of NIS 127 million of Series A debentures. According to the swap transaction, PC will pay a fixed interest of 6.82% and will receive the same interest of the debentures linked to the Israeli CPI, with the same amortization schedule as the debentures. The new series A swap was settled in January 2012. In addition, PC entered into several swap transactions for its Series B debentures, NIS 799 million par value ("Series B at FVTPL") close to the date of their issuance. PC did not execute Swap transaction for the additional amount of Series B debentures. According to the Swap transactions PC will pay an interest equal to the Euribor plus a margin of 3.52%-3.66% and will receive the same interest of the debentures linked to the Israeli CPI with the same amortization schedule as the debentures. Series B debentures swap transactions were settled in September 2011 for total proceeds of NIS 153 million. The swap derivatives are measured at fair value, changes in the fair value are charged to the statements of income. The debentures (other than those for which a swap transaction were not executed) are designated at fair value through profit and loss since it significantly reduces a measurement inconsistency with the said derivative. The debentures are presented at FVTPL although the swap was settled. The debentures and the derivative associated to it (i.e. the swap transactions) are mainly exposed to changes in the EURO/NIS exchange rate, the Israeli consumer Price Index and the market interest rates. In respect of EURO-PLN cross currency interest rate swap related to PC PLN debentures at authorized cost (see note 30 (4) (a) (ii)), PC included a negative value in the amount of NIS 10.3 million (December 31, 2010 - NIS 0.15 million).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(4)	Interest rate risk (cont.)

Set forth is an analysis of the net change in the fair value of the debentures and the derivatives. This analysis assumes that in each case all other parameters affecting the derivatives and the debentures fair value remain constant:

	Scope of	Profit (loss)
	price change	Year ended December 31
	%	(*)2 0 1 1	2 0 1 0	2 0 0 9
		(in thousand NIS)
Devaluation of the NIS against the EURO	(i)	70,738	101,789	39,224

Change in the Israeli CPI	(ii)	(15,562)	(23,055)	(4,196)

Change in the market interest rate	+1%	10,646	20,804	6,759

(i)	December 31, 2011 and 2010: +10%; December 31, 2009: +12.27%.

(ii)	December 31, 2011: +2.2%, December 31, 2010 +3%, December 31, 2009: +2%.

(*)	During 2011, the exposure to the above changes was lower, due to a EURO-NIS swap transaction which was in effect and was settled during September 2011.

Cash flow risk

a.
Part of the Group’s long term borrowings as well as long term loans receivable are bearing variable interest rate (see note 20). Cash and cash equivalent, short term deposits and short term bank credits are mainly deposited in or obtained at variable interest rate. Change in the market interest rate will affect the Group's finance income and expenses and its cash flow. In certain cases the Group uses interest rate swap transaction in order to swap loans with a variable interest rate to fixed interest rate or alternatively entered into loans with a fixed interest rate.

The following table presents the effect of an increase of 2% in the Libor rate with respect to financial assets and liabilities which are exposed to cash flow risk (before tax and before capitalization to qualifying assets):

	Profit (loss)
	Year ended December 31
	2 0 1 1	2 0 1 0	2 0 0 9
	(in thousand NIS)

Deposits linked to the PLN	227	-	-
Held to Maturity financial notes linked to the EURO	5,007	-	-
Loans, debentures and convertible debentures linked to the U.S. Dollar	(12,481)	(9,710)	(4,342)
Loans and debentures linked to the EURO (i) (ii)	(32,703)	(44,328)	(48,984)
Loans linked to the NIS	(1,498)	(1,034)	(811)
	(41,448)	(55,072)	(54,137)

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(4)	Interest rate risk (cont.)

Cash flow risk (Cont.)

a.	(Cont.)

(i)	In respect of PC's debentures which are linked to the Israeli CPI and for which PC has executed swap transactions in order to exchange the interest to variable interest rate (see note 9A (iv)).

(ii)
PC raised a total of PLN 60 million (approximately NIS 71 million) from Polish institutional investors. The unsecured bearer bonds governed by Polish law (the “Bonds”) have a three year maturity and will bear interest rate of six months Polish Wibor plus a margin of 4.5%. PC entered into a EURO-PLN cross-currency interest rate swap, in order to mitigate the expected payments in PLN (principal and interest) and to correlate them with the EURO. The derivative is measured at fair value and the debentures are measured at amortized cost.

PC will pay a fixed interest of 6.98% and will receive an interest of six months WIBOR + 4.5% with the same amortization schedule as the Polish bonds.

b.
As of the balance sheet date the Group holds investments in financial Notes in the amount of NIS 187.6 million (2010: NIS 180 million) which bear an interest of 11.5%-12% per annum, and which is payable only if the margin between the 30 years EURO swap interest rate and the 10 years EURO swap interest rate (measured on a daily basis) is higher than the margin stated in the agreement. Therefore, the Group is exposed to non-payment of interest on these Notes in the event that the aforementioned condition is not met.

(5)           Liquidity risk

The Group's capital resources include the following: (a) proceeds from sales of trading property and real estate assets subject to market condition (b) lines of credit obtained from banks, financial institutions and others; (c) public issuances of unsecured debentures by the Company and PC subject to market condition; and (d) available cash and cash equivalents. Such resources are used for the following activities:

(i)
Equity investments in the Group's shopping and entertainment centers, hotels and residential projects, which are generally constructed by the Group's Project Companies. The Company and/or PC  generally finance approximately 25%-30% of such projects through equity investments in the Project Companies, while the remaining 70%-75% is generally financed through a credit facility secured by a mortgage on the project constructed by the respective Project Company, registered in favor of the financial institution that provides such financing. The equity investments in the Project Companies are typically provided by the Company or PC through shareholders loans that are subordinated to the credit facilities provided to the Project Company;

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(5)	Liquidity risk (Cont.)

(ii)
Additional investments in InSightec, to the extent necessary. InSightec’s capital resources are obtained primarily from additional investments in equity or in convertible notes by its shareholders or loans granted by its shareholders and from its revenues from sales of medical systems. Such amounts are used for research and development activities aimed to obtain FDA approvals for further treatments and other general corporate expenses such as cost of revenues, marketing and selling and general and administrative expenses;

(iii)	Interest and principal payments on the Group debentures and loans;

(iv)	Payment of general and administrative expenses; and

(v)	Additional investment in associates (mainly venture capital investments).

The Company intends to repay its financial liabilities using proceeds from sales of trading property and real estate assets subject to market condition, lines of credit obtained from banks, financial institutions and others; public issuances of unsecured debentures by the Company and PC subject to market condition.

The following tables present the cash flow of financial liabilities and assets (principal and interest) in accordance with the contractual repayment dates:

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(5)	Liquidity risk (cont.)

As of December 31, 2011:

	1st year (iii)	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total
	(in thousand NIS)
Financial liabilities
Borrowing with fixed interest rate
Loans linked to EURO	20,335	20,003	180,941	6,521	6,416	93,576	327,792
Loans Linked to U.S. Dollar (ii)	281,860	370,988	71,091	523,207	209,772	286,630	1,743,548
Convertible Debentures	7,000	63,003	59,503	-	-	-	129,506
PC's debentures linked to the Israeli CPI	406,870	389,083	371,296	353,509	59,553	57,099	1,637,410
Debentures linked to the Israeli CPI	417,662	509,148	468,974	430,352	318,624	901,892	3,046,652
	1,133,727	1,352,225	1,151,805	1,313,589	594,365	1,339,197	6,884,908
Borrowing with variable interest rate
Loans linked to the EURO	892,013	131,674	91,695	88,219	385,567	351,435	1,940,603
Debenture linked to the EURO	5,220	79,982	-	-	-	-	85,202
Loans linked to the NIS	35,612	18,372	17,251	16,125	-	-	87,360
Loans linked to the U.S. Dollar (ii)	46,258	341,389	81,966	65,956	70,847	82,686	689,102
Debentures linked to the U.S. Dollar	12,106	11,763	5,796	-	-	-	29,665
	991,209	583,180	196,708	170,300	456,414	434,121	2,831,932
Suppliers, payable and other credit balances	429,631	6,608	2,865	2,729	2,599	16,670	461,102

Total financial liabilities	2,554,567	1,942,013	1,351,378	1,486,618	1,053,378	1,789,988	10,177,942
Financial assets
Cash and cash equivalent (i)	602,292	-	-	-	-	-	602,292
Short term deposits (i)	409,338	-	-	-	-	-	409,338
Trade receivables and other receivables	173,615	-	-	-	-	-	173,615
Long term deposits, loans and investments	-	91,318	7,252	1,764	16,912	262,831	380,077
Total financial assets	1,185,245	91,318	7,252	1,764	16,912	262,831	1,565,322

(i)	The Company's cash (solo report) amounted to NIS 370 million, see notes 11 B(3) and 23 E(1)).
(ii)	For an agreement dated January 2012 to sale the operations in the U.S. see note 31 C.
(iii)	Includes loans in the amount of NIS 395 million, for which the Group is not in compliance with their covenants as of December 31, 2011. See also note 23 E (5).

The Company believes that, based on the current operating forecast, the combination of existing working capital and expected cash flow from operations will be sufficient to finance the ongoing operations in the foreseeable future.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(5)	Liquidity risk (cont.)

As of December 31, 2010:

	1st year (i)	2nd year	3rd year	4th year	5th year	6th year and thereafter	Total
	(in thousand NIS)

Financial liabilities
Borrowing with fixed interest rate
Loans linked to EURO	18,183	18,981	18,673	165,995	6,135	103,611	331,578
Loans Linked to U.S. Dollar	210,002	229,453	173,220	37,280	438,192	239,986	1,328,133
Convertible Debentures	7,000	7,000	63,003	59,503	-	-	136,506
Debentures linked to the Israeli CPI	661,712	642,270	708,820	657,248	607,297	1,197,340	4,474,687
	896,897	897,704	963,716	920,026	1,051,624	1,540,937	6,270,904
Borrowing with variable interest rate
Loans linked to the EURO	944,818	67,395	39,748	305,935	24,332	344,257	1,726,485
Debenture linked to the EURO (ii)	169,318	162,992	228,399	145,333	139,008	-	845,050
Loans linked to the NIS	53,545	50	-	-	-	-	53,595
Loans linked to the U.S. Dollar	179,473	13,724	275,657	12,238	-	-	481,092
Debentures linked to the U.S. Dollar	11,562	11,243	10,925	5,383	-	-	39,113
	1,358,716	255,404	554,729	468,889	163,340	344,257	3,145,335
Suppliers, payable and other credit balances	288,320	4,012	51,551	3,538	4,320	12,112	363,852

Total financial liabilities	2,543,933	1,157,120	1,569,996	1,392,453	1,219,284	1,897,306	9,780,091

Financial assets
Cash and cash equivalent	1,040,797	-	-	-	-	-	1,040,797
Short term deposits	835,730	-	-	-	-	-	835,730
Trade receivables and other receivables	164,024	-	-	-	-	-	164,024
Long term deposits, loans and investments	-	116,875	127,160	63,463	79,662	258,682	645,842
Total financial assets	2,040,551	116,875	127,160	63,463	79,662	258,682	2,686,393

(i)	Includes loans in the amount of NIS 975 million, for which the Group is not in compliance with their covenants as of December 31, 2010. See also note 23 E.
(ii)
In respect of PC's debentures which are linked to the Israeli CPI and for significant portions of which PC has executed swap transactions in order to exchange the debentures linkage currency into EURO, see 9 A (iv).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

C.	Management of financial risks: (cont.)

(6)	Consumer Price Index ("CPI") risk

A significant part of the Group borrowings consist of debentures raised by the Company in the Tel Aviv Stock Exchange (excluding PC's debentures for which PC has executed swap transactions in order to exchange the certain debentures linkage currency into EURO. (see 9 A.(iv).) and which are linked to the increase in the Israeli CPI above the base index  at the date of the debentures issuance. The swap transaction for Series B debentures was settled during September 2011.An increase of 3% in the Israeli CPI will cause an increase in the Group finance expenses for the years ended December 31, 2011, 2010 and 2009 (before tax and capitalization of borrowings costs to qualified assets) in the amount of NIS 87.8 million , NIS 79.2 million and NIS 75.8 million, respectively.

(7)	Collaterals

The following table presents the book value of financial assets which are used as collaterals for the Group's liabilities:

	December 31
	2 0 1 1	2 0 1 0
	(in thousand NIS)

Long term borrowings	33,845	7,248
Short term credits	121,183	93,659
Guarantees provided by the Group	29,375	22,294
Interest rate swap transactions	29,135	82,136
	213,538	205,337

D.	Fair value of financial instruments:

The financial instruments of the Group include primarily, cash and cash equivalents, short and long-term deposits, marketable securities, trade receivables, short and long-term other receivables, short-term banks credit, other current liabilities and long- term monetary liabilities.

(1)	Fair value of financial instruments

The fair value of traded financial instruments (such as marketable securities and debentures) is generally  calculated according to quoted closing prices as of the balance sheet date, multiplied by the issued quantity of the traded financial instrument as of that date. The fair value of financial instruments that are not traded is estimated by means of accepted pricing models, such as present value of future cash flows discounted at a rate that, in the Group’s assessment, reflects the level of risk that is incorporated in the financial instrument. The Group relies, in part, on market interest which is quoted in an active market, as well as on various techniques of approximation. Therefore, for most of the financial instruments, the estimation of fair value presented below is not necessarily an indication of the realization value of the financial instrument as of the balance sheet date. The estimation of fair value is carried out, as mentioned above, according to the discount rates in proximity to the date of the balance sheet date and does not take into account the variability of the interest rates from the date of the computation through the date of issuance of the financial statements.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments: (cont.)

(1)	Fair value of financial instruments (cont.)

Under an assumption of other discount rates, different fair value assessments would be received which could be materially different from those estimated by the Group, mainly with respect to financial instruments at fixed interest rate.

Moreover, in determining the assessments of fair value, the commissions that could be payable at the time of repayment of the instrument have not been taken into account and they also do not include any tax effect. The difference between the balances of the financial instruments as of the balance sheet date and their fair value as estimated by the Group may not necessarily be realizable, in particular in respect of a financial instrument which will be held until redemption date.

(2)	The principal methods and assumptions which served to compute the estimated fair value of the financial instruments

a.
Financial instruments included in current assets (cash and cash equivalents, deposits and marketable securities, trade receivables, other current assets and assets related to discontinued operation) - Due to their nature, their fair values approximate to those presented in the balance sheet.

b.
Financial instruments included in non-current assets - the fair value of loans and deposits which bear variable interest rate is an approximate to those presented in the balance sheet. The Group examined if there was objective evidence for impairment loss of the Notes, which mainly included a decrease in the quoted market value of the Notes (which was provided to the Group by the issuing bank as of the balance sheet date), in approximately 29% (NIS 55 million) below their cost. Following said examination, the Group concluded that, as of the balance sheet date, there is no objective evidence which should lead to impairment of these Notes. Such quotation is generally, based on discounted expected cash flows from the Notes, taking into consideration factors such as the credit rating of the issuer, the prevailing and the expected relevant interest rates and others. The fair value of derivatives (mainly swap transactions) is done mainly by relying on third party professional expert, which takes into account the expected future cash flow based on the terms and maturity of each contract using market interest rates for a similar instrument prevailing at the measurement date.

c.
Financial instruments included in current liabilities - (short-term credit, suppliers, other current liabilities and liabilities related to discontinued operation)) - Due to their nature, their fair values approximate to those presented in the balance sheet.

d.
Financial instruments included in long-term liabilities - the fair value of the traded liabilities (debentures) is determined according to closing prices as of the balance sheet date quoted on the Tel- Aviv and Warsaw Stock Exchanges, multiplied by the quantity of the marketable financial instrument issued as of that date. The fair value of non-traded liabilities at fixed interest rate is determined according to the present value of future cash flows, discounted at a rate which reflects, in the estimation of the Group, the level of risk embedded in the financial instrument. The fair value of liabilities which carried variable interest rate is approximate to those presented in the balance sheet.

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (cont.)

(3)	The following table presents the book value and fair value of the Group's financial assets (liabilities), which are presented in the financial statements at other than their fair value:

	December 31
	2 0 1 1		2 0 1 0
	Book Value	Fair Value	Book Value	Fair Value
	(In thousands NIS)

Financial Notes held to maturity	187,648	132,875	180,042	150,707
Long- term loans at fixed interest rate	(1,550,990)	(1,579,736)	(1,348,861)	(1,350,881)
Debentures	(3,166,108)	(1,448,648)	(3,127,712)	(3,057,719)
	(4,529,450)	(2,895,509)	(4,296,531)	(4,257,893)

(4)	Fair value levels

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1: fair value measurements derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•
Level 2: fair value measurements derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: fair value measurements derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

Financial assets at fair value through profit or loss:

	December 31, 2011
	Level 1	Level 2	Level 3	Total
	(In thousands NIS)

Marketable securities	21,466	-	-	21,466
AFS financial assets	144,702	-	-	144,702
Financial note and option measured at FVTPL (i)	-	-	77,849	77,849
	166,168	-	77,849	244,017

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 30 -    FINANCIAL INSTRUMENTS (CONT.)

D.	Fair value of financial instruments (cont.)

(4)	Fair value levels (cont.)

	December 31, 2010
	Level 1	Level 2	Level 3	Total
	(In thousands NIS)

Marketable securities	155,764	-	-	155,764
AFS financial assets	141,429	-	-	141,429
Financial note measured at FVTPL (i)	-	-	82,610	82,610
PC's swap transactions	-	249,427	-	249,427
	297,193	249,427	82,610	629,230

(i)
The Company estimates the fair value of structured deposit B based on the bank's quote. This quote is tested for reasonableness by discounting estimated future cash flows based on the terms and maturity of the contract and using market interest rates for a similar instrument at the measurement date.  The test is being done by using yield analysis for structured model. The change in the fair value included in the profit and loss for the year ended December 31, 2011 is loss of NIS 6.4 million.

Financial liabilities at fair value through profit or loss

	December 31, 2011
	Level 1	Level 2	Level 3 (i)	Total
	(In thousands NIS)

PC's Debentures	707,384	-	-	707,384
Exit fee to financing bank	-	-	2,417	2,417
Liability to the Office of Chief Scientist	-	-	24,827	24,827
PC's swap transactions and other	-	17,584	7,276	24,860
	707,384	17,584	34,520	759,488

	December 31, 2010
	Level 1	Level 2	Level 3 (i)	Total
	(In thousands NIS)

PC's Debentures	1,233,351	-	-	1,233,351
Exit fee to financing bank	-	-	1,599	1,599
Liability to the Office of Chief Scientist	-	-	(ii)23,636	23,636
	1,233,351	-	25,235	1,258,586

(i)	The changes in the fair value of the Group's financial liabilities included in Level 3 were charged mainly to the profit and loss as follows:

Liability to the Office of Chief Scientist NIS 1.2 million.

Option plan to former VC NIS 0.4 million.

(ii)	See note 20 (A) (i).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS

A.	Sale of GAP

In January 2012, the Company and its subsidiary Elbit Trade & Retail Ltd. (“Elbit Trade”) entered into an agreement with Gottex Models Ltd. (“Gottex”), for the sale of all its shares in Elbit Trade and all their interests in GB Brands, Limited Partnership (“GB Brands”), which is the franchisee of the GapTM brand in Israel. The purchase price which should be paid by Gottex under the agreement upon closing is NIS 26 million plus the amount of inventory and certain adjustment as result of working capital as of the closing. As of the approval of these financial statements, the closing of the transaction did not yet occur.

B.	Refinancing of a loan

On January 10, 2012, the $85,000,000 investment property secured loan, which matured January 11, 2012, was refinanced with a new $85,000,000 loan secured by the same investment properties.  The loan bears interest at LIBOR+1% per annum and has a scheduled maturity date of March 30, 2012. The borrower shall have one extension option to extend the scheduled maturity date for a period of up to ninety (90) days; provided that in no event shall the Scheduled Maturity Date occur later than June 30, 2012. On February 1, 2012, the loan was extended based upon delivery of the binding sales contract. EDT Fund, LLC and DDR Macquarie Longhorn Holdings LLC, an entity wholly-owned by EDT Fund, LLC have guaranteed the loan and DDR Macquarie Longhorn Holdings LLC has pledged its membership interests to the lender.

C.	Sale of investment property in the U.S.

In January 2012, certain indirect subsidiaries of EPN Group entered into an agreement to sell 47 (out of total of 49) shopping centers located throughout the USA (the “Properties”), to BRE DDR Retail Holdings LLC, a joint venture between Blackstone Real Estate Partners VII L.P. and/or its affiliates and DDR Corp. and/or its affiliates, for a purchase price of $1.43 billion. Total property level debt to be repaid by EPN Group or assumed by BRE DDR Retail Holdings LLC is approximately $934 million as of January 2012. In addition, EPN Group shall retain all restricted and unrestricted cash upon the closing of the transaction which amounts to approximately $30 million at the date of the agreement.

The transaction is expected to close in June 2012, and dependent on, inter-alia, approval of the applicable lenders to the assignment and assumption of the above mentioned assumed debt, and satisfaction of certain other closing conditions.

The Company's interest in the EPN Group is held through Elbit Plaza USA L.P., which holds an approximate 45.4% ownership interest in the Properties through its holdings in the EPN Group.

The net proceeds from the transaction will be subject to deduction of transaction expenses and applicable taxes.

D.	Convertible loans provided to InSightech

On February 27, 2012, InSightec Ltd. have entered into long term funding agreements with GE Healthcare (“GE”) pursuant to which GE would provide financing to InSightec in the form of convertible loans up to a total of $13,750,000, as will be agreed between InSightec and GE from time to time, to support InSightec’s R&D, Sales & Marketing, business development, legal and operational needs (“GE Funding Agreement”).

ELBIT IMAGING LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 31 -    SUBSEQUENT EVENTS (Cont.)

D.	Convertible loans provided to InSightech (Cont.)

GE Funding Agreement will be in similar terms and conditions to the financing previously provided by the Group to InSightech (as will be amended simultaneously to the signing of the GE Funding Agreement). InSightec and GE have agreed that the long term funding will be in a form of Convertible Notes (“GE Notes”) that will bear interest at 6% (or interest rate equivalent to the interest rate applicable to the financing provided by the Group) and which will be secured as set forth below. The GE Notes would be convertible into Series B-1 Preferred Shares, and the outstanding balance that shall not be so converted, shall be payable by October 1, 2016.

In addition, the existing financing granted to InSightec by the Group during 2010 and 2011, will be amended, subject to required corporate approvals, to provide similar loan terms and security mechanism as for the GE Funding Agreement. The Group will receive Convertible Notes (“Notes”) convertible on the same terms as the GE Notes, as specified above. Such Notes, as well as the GE Notes, will be secured by Floating Charge and Security Agreements over InSightec’s and its wholly owned subsidiary's assets, pari passu with GE's Charge Agreements.

E.	PC Bond Buyback programme progress in 2012

During 2012, and until the date of approval of these financial statements, PC has purchased an additional total of NIS 38 million par value Debentures (with adjusted value of NIS 46 million), for a total consideration of NIS 36 million, reflecting a gain of approximately €2 million (NIS 10 million).

F.	PC Foreign currency mitigate using options (EURO/NIS) in 2012

During 2012, and until the date of approval of these financial statements, PC wrote €300 million call options with Strike prices (EURO/NIS exchange rate) between 4.94 and 5.03 and an expiration date of March 29, 2012 and June 25, 2012. In addition, PC wrote €80 million put options with a strike price of between 4.84 and 4.92 with an expiration date of March 29, 2012.  Premiums received totalled €6.7 million (NIS 33 million).  PC has pledged in respect of the abovementioned options €14.4 million (NIS 71 million) of cash deposits.

G.	PC Foreign currency mitigate using options (EURO/U.S. Dollar) in 2012

During 2012, and until the date of approval of these financial statements, and in order to economically mitigate its expected cash flow from the U.S. transaction (refer to Transaction during 2012 in the United States above) PC wrote two put options in an amount of U.S. $ 60 million each with Strike prices (EURO/U.S. Dollar exchange rate) of 1.29 and an expiration date of June 26, 2012 and December 17, 2012. Premiums received totalled €3.7 million (NIS 18 million). PC has pledged in respect of these put options approximately €9 million (NIS 44) out of its AFS portfolio.

H.	Elbit Foreign currency forward transaction in 2012

During 2012, and until the date of approval of these financial statements, and in order to economically mitigate its expected cash flow from the U.S. transaction (refer to C above), the Company sold an amount of U.S. $35 million at a forward rate of 3.81 value dated July 7, 2012. The Company has pledged in respect of these forward transaction approximately $3.5 million (NIS 13 million) of its NIS deposits portfolio.

ELBIT IMAGING LTD.

APPENDIX

Name of company	Abbreviated name	Country of organization	Direct/indirect ownership percentage

BEA Hotels NV	BEA	The Netherlands	100%
Elbit Medical Technologies Ltd.	Elbit Medical	Israel	90%
InSightec Ltd.	InSightec	Israel	65.9% (1)
Gamida Cell Ltd.	Gamida	Israel	31.6% (1)
Elbit Plaza India Real Estate Holdings Limited	EPI	Cyprus	50% (2)/(3)
Elbit Plaza USA, L.P.	Elbit Plaza USA	USA	100% (4)
EPN GP, LLC	EPN Group	USA	43.3% (5)
EPN EDT Holding II, LLC	EPN Group	USA	47.3% (5)
Elbit Trade & Retail Ltd.	Elbit Trade	Israel	100%
Elbit Ultrasound (Luxemburg) BV/SA R.L	EUBV	Luxemburg	100%
Plaza Centers N.V.	PC	The Netherlands	62.5%

(1)	Held through Elbit Medical.

(2)	The Company holds 47.5% of the shares in EPI directly, and an additional 47.5% through PC.

(3)	For details as to the grant of 5% of EPI’s equity to the Company's former Executive Vice Chairman of the board of directors, see note 27 B.(5)& (6).

(4)	The Company holds 50% in Elbit Plaza USA directly, and an additional 50% through PC.

(5)	Indirectly held through Elbit Plaza USA.